FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August, 2007

Commission File Number 000-21756

CHC Helicopter Corporation

(Translation of registrant’s name into English)

4740 Agar Drive
Richmond, British Columbia
Canada
V7B 1A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Information Circular and Notice of Annual Meeting of Shareholders to be held on September 12, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC Helicopter Corporation (Registrant)
Date: August 22, 2007	By:	/s/ Martin Lockyer
Martin Lockyer Vice-President, Legal Services and
Corporate Secretary

CHC HELICOPTER CORPORATION
INFORMATION CIRCULAR
AND
NOTICE OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on
September 12, 2007
Toronto, Ontario

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
September 12, 2007
The annual and special meeting (the “Meeting”) of shareholders of CHC HELICOPTER CORPORATION (the “Corporation” or “CHC”) will be held on Wednesday, the 12th day of September, 2007 at the Marriott Downtown Eaton Centre Hotel, 525 Bay Street, Toronto, Ontario at 5:00 p.m. (Toronto time) for the following purposes:

Item 1:	To receive the consolidated financial statements of the Corporation for the year ended April 30, 2007 and the auditors’ report thereon;

Item 2:	To elect directors of the Corporation;

Item 3:	To reappoint Ernst & Young, LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

Item 4:
To consider, and if thought fit, to pass a special resolution to amend the Articles of Amalgamation of the Corporation to change the Province in which the Corporation’s registered office is situate from Newfoundland and Labrador to British Columbia. The full text of the proposed resolution is set out in Schedule A to the management information circular accompanying this notice; and

Item 5:	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.
DATED at Richmond, British Columbia, August 10, 2007.
BY ORDER OF THE BOARD
/s/ Martin Lockyer
Martin Lockyer
Vice-President, Legal Services & Corporate Secretary
Reference should be made to the accompanying Management Information Circular for details of the above matters. If you are unable to be present personally at the Meeting you are requested to complete and sign the enclosed form(s) of proxy and deliver it or return it by mail in the enclosed envelope, or by following the instructions for voting over the internet in the accompanying Management Information Circular. See “Voting Instructions”. A vote by proxy will be counted if it is completed properly and received by CHC’s transfer agent not later than 6:00 p.m. (Toronto time) on September 10, 2007, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.

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The transfer agent’s address is: Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1.
Enclosed are the form of proxy and a certification with respect to ownership. Please complete the form of proxy and the attached certification.
In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company at 1-866-781-3111 (North America) or 416-383-2502.

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MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “Circular”) is furnished in connection with the solicitation by management of CHC Helicopter Corporation (the “Corporation” or “CHC”) of proxies to be used at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set out in the notice of annual and special meeting of shareholders accompanying this Circular (the “Notice of Meeting”). Unless otherwise stated, all information contained in this Circular is presented as at August 10, 2007. It is expected that the solicitation will be primarily by mail, but proxies may be solicited by telephone, email, facsimile or in person by officers and employees of the Corporation. Officers and employees will not receive any additional compensation for such activity. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from shareholders of the Corporation. The cost of the solicitation will be borne directly by the Corporation.
APPOINTMENT AND SOLICITATION OF PROXIES
The forms of proxy accompanying this Circular are solicited on behalf of the management of the Corporation. Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy, or may use another appropriate form of proxy.
REVOCATION OF PROXIES
A shareholder executing a proxy has the power to revoke it:
(a)	by depositing an instrument in writing executed by such shareholder or such shareholder’s attorney authorized in writing:
(i)	at the executive office of the Corporation, CHC Helicopter Corporation, 4740 Agar Drive, Richmond, British Columbia, V7B 1A3, Attention: The Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, or
(ii)	with the Chairman of the Meeting on the day of the Meeting or any adjournments thereof, or
(b)	in any other manner permitted by law.
VOTING INSTRUCTIONS
Registered Shareholders
If you are a registered shareholder, there are two methods by which you can vote your shares at the Meeting: in person at the Meeting, or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the Circular; rather, attend the Meeting where your vote will be taken and counted. If you do

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not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with your instructions as indicated in the form of proxy, on any ballot that may be called for, and if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.
As a registered shareholder, you may vote by proxy by one of the following three methods: (i) use of paper form of proxy to be returned by mail or delivery; (ii) use of the internet voting procedure; or (iii) facsimile (in the event of a postal disruption). The methods for using each of these procedures are described below:
Voting by Mail. You may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided. The form of proxy must be received by CIBC Mellon Trust Company, the Corporation’s transfer agent, no later than 6:00 p.m. (Toronto time) on September 10, 2007, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting. The transfer agent’s address is: Proxy Department, CIBC Mellon Trust Company, P.O. 721, Agincourt, Ontario, M1S 0A1.
Internet Voting. You may vote over the internet by accessing the following websites:
     Class A Subordinate Voting Shares — www.eproxyvoting.com/chcclassa
     Class B Multiple Voting Shares — www.eproxyvoting.com/chcclassb
In order to submit a proxy via the internet, you will be asked to enter the 13 digit control number which is provided on the enclosed form of proxy. Please see your form of proxy for additional information on internet voting. Your voting instructions will then be conveyed electronically over the internet. Registered shareholders and NOBOs (as defined below) may vote (and revoke a previous vote) over the internet at any time before 6:00 p.m. (Toronto time) on September 10, 2007, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
Voting by Facsimile. In the case of postal disruptions, you may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to CIBC Mellon Trust Company at 1-866-781-3111 within North America or 416-368-2502. The form of proxy must be received no later than 6:00 p.m. (Toronto time) on September 10, 2007, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
A proxy must be in writing and must be executed by you as registered shareholder or by your attorney authorized in writing or, if the registered shareholder is a corporation or other legal entity, by an authorized officer or attorney.

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The enclosed proxy confers discretionary authority with respect to any amendments or variations to matters referred to in the Notice of Meeting and any other matters which may properly come before the Meeting or any adjournments thereof. As of the date of the Circular, management is not aware of any amendments or variations to any matters referred to in the Notice of Meeting or any other matters which may properly come before the Meeting or any adjournment thereof.
Non-registered Shareholders
Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.
If you are a non-registered shareholder who has not objected to your intermediary disclosing certain ownership information about yourself to the Corporation, you are referred to herein as a “NOBO”. If you are a non-registered shareholder who has objected to your intermediary disclosing the ownership information about yourself to the Corporation, you are referred to herein as an “OBO”.
Voting by OBOs
Copies of this Circular have been distributed to intermediaries who are required to deliver it to all OBOs and to seek instructions as to how to vote the shares. Often, intermediaries will use a service company to forward meeting materials to OBOs.
Most OBOs receiving this Circular will have received a Voting Instruction Form (“VIF”) which must be completed and signed by the OBO in accordance with the instructions on the VIF. In this case, the mechanisms described above for registered shareholders cannot be used and the instructions provided on the VIF must be followed. These instructions include voting through the Internet using the same method as set out below for NOBOs.
Some OBOs receiving this Circular will have received a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the OBO but is otherwise not completed. This form of proxy does not need to be signed by the OBO. In this case, the proxy must be completed by the OBO and voted by mail or facsimile only, in the same manner as described above with respect to registered holders.
The purpose of these procedures is to allow on OBO to direct the voting of the shares that they own but that are not registered in their name. Should an OBO who receives either a form of proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the OBO should strike out the persons named in the form of proxy as the proxy holder and insert the OBO’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions provided on the VIF. In either case, OBOs who received this Circular from their intermediary should carefully follow the instructions provided by their intermediary.

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Voting by NOBOs
As a NOBO, you may vote by proxy by one of the following two methods: (i) use of the VIF enclosed with this Circular or (ii) use of the internet voting procedure. Both of these methods for voting are described below.
VIF. Please return your voting instructions as specified in the VIF.
The VIF is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, you are able to instruct the registered shareholder how to vote on your behalf. The VIF should be completed and returned in accordance with the specific instructions noted on the VIF.
The purpose of this procedure is to permit NOBOs to direct voting of the shares of the Corporation which they beneficially own. If a NOBO who receives a VIF wishes to attend the Meeting or have someone else attend the Meeting on his behalf, then the NOBO should follow the instructions on the VIF.
Internet Voting. NOBOs may vote over the internet by accessing the following website:
     Class A Subordinate Voting Shares and Class B Multiple Voting Shares — www.proxyvote.com
In order to submit a proxy via the internet, you will be asked to enter the 12 digit control number which is provided on the enclosed VIF. Please see your VIF for additional information on internet voting. Your voting instructions will then be conveyed electronically over the internet. Registered shareholders and NOBOs may vote (and revoke a previous vote) over the internet at any time before 6:00 p.m. (Toronto time) on September 10, 2007, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS
We are offering our shareholders the opportunity to receive future proxy circulars, annual reports and quarterly reports electronically through the internet rather than receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions in your form of proxy. Please see your form of proxy for more information on electronic access to these materials. If you are an OBO refer to the information provided by the intermediary (such as a bank, trust company or broker) on how to receive these documents electronically. If you are a NOBO, please refer to the VIF on how to receive these documents electronically.

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THE CORPORATION
CHC is the world’s largest global commercial helicopter operator. CHC through its subsidiaries, has been providing helicopter services for 60 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. CHC’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities. It also provides helicopter transportation for emergency medical and search and rescue services, and through Heli-One, provides fleet leasing, management and logistics services and helicopter repair, maintenance and overhaul services.
CHC provides helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies to transport personnel and, to a lesser extent, parts and equipment to, from and among offshore production platforms, drilling rigs and other facilities. In general, CHC targets opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained pilots. CHC is a market leader in most of the regions it serves, with an established reputation for quality and reliable service. CHC is the largest operator in the North Sea, one of the world’s largest oil producing regions. CHC is a global operator, servicing the oil and gas industry in South America, Africa, Australia, Asia and North-Eastern North America.
VOTING SHARES AND PRINCIPAL HOLDERS
Holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares of the Corporation, in each case of record at the close of business on August 1, 2007, are entitled to one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held, and one vote for every ten Ordinary Shares held. No other class or series of shares currently carries voting rights in respect of the matters to be voted upon at the Meeting.
Take-Over Bid Protection
The holders of Class A Subordinate Voting Shares are provided with certain rights in the event that a take-over bid is made for the Class B Multiple Voting Shares. Such rights are summarized as follows:
(a)	The articles of amalgamation of the Corporation, as amended (the “Articles”), provide that if an offer is made to purchase Class B Multiple Voting Shares such that, under the take-over bid provisions of applicable securities legislation or the requirements of a stock exchange on which the Class B Multiple Voting Shares are listed, the same offer must be made to all or substantially all holders of Class B Multiple Voting Shares who are in a province or territory of Canada to which the requirements apply, then the holders of Class A Subordinate Voting Shares will have the right to convert all or any of the Class A Subordinate Voting Shares held by them into an equal number of Class B Multiple Voting Shares. The election by a holder of Class A Subordinate Voting Shares to convert Class A Subordinate Voting Shares into Class

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B Multiple Voting Shares in these circumstances also constitutes an irrevocable election under the Articles to deposit such converted shares pursuant to the offer. Such converted shares would automatically be converted back into Class A Subordinate Voting Shares if not taken up under such offer or if withdrawn by the holder. The conversion right will not come into effect, however, if: (i) a concurrent offer is made to all holders of Class A Subordinate Voting Shares on identical terms in all material respects as the offer to the holders of Class B Multiple Voting Shares, or (ii) shareholders representing more than 50% of the then-outstanding Class B Multiple Voting Shares (exclusive of shares owned by the offeror immediately prior to the offer) deliver a certificate or certificates to the Corporation’s transfer agent and to the Secretary of the Corporation (A) prior to the time the offer is made, confirming, among other things, that they do not intend to tender any shares in acceptance of any such offer, and/or (B) within seven days after the offer for the Class B Multiple Voting Shares is made, confirming, among other things, that they do not intend to tender any shares in acceptance of the offer.
(b)	The Articles also incorporate the terms of an agreement dated as of August 9, 1991 (the “Coattail Agreement”), as amended, entered into among the Corporation, CIBC Mellon Trust Company (formerly National Trust Company) (the “Trustee”), Craig L. Dobbin and Discovery Helicopters Inc. (“Discovery”), a holding company all of the shares of which are owned by Mr. Dobbin. Under the terms of the Coattail Agreement, if the beneficial owner of the Class B Multiple Voting Shares held by Discovery (the “Discovery Shares”) transfers any of the Discovery Shares to a purchaser who has not made an identical offer in all material respects for all of the Class A Subordinate Voting Shares and all other Class B Multiple Voting Shares outstanding and such purchaser is not otherwise a permitted transferee under the Coattail Agreement, then all of the then-outstanding Class A Subordinate Voting Shares shall, after notice is sent by the Trustee to the holders of the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares, automatically be converted into Class B Multiple Voting Shares. For the purposes of the Coattail Agreement, any transfer of the voting securities of Discovery (the “Dobbin Shares”) is deemed to be a transfer of the Discovery Shares. The Coattail Agreement does not restrict the ability of the beneficial holder of the Discovery Shares to convert any of the Discovery Shares into Class A Subordinate Voting Shares or, subject to compliance with applicable securities laws, subsequently transfer such Class A Subordinate Voting Shares to third parties.
The provisions of the Articles and the Coattail Agreement expressly permit certain transfers (each a “Permitted Transfer”) of the Discovery Shares and the Dobbin Shares that would not cause or permit the conversion of the Class A Subordinate Voting Shares into Class B Multiple Voting Shares. A transfer of the Discovery Shares or the Dobbin Shares would be a Permitted Transfer if it were to:
(a)	a corporation that is wholly-owned, directly or indirectly, by Craig L. Dobbin;
(b)	any member of the immediate family of Craig L. Dobbin, a corporation that is wholly-owned by any member of the immediate family of Craig L. Dobbin or a testamentary trust, the sole beneficiaries of which are members of the immediate family of Craig L. Dobbin (“immediate family” means, for the purposes of the Articles and the Coattail Agreement, a spouse, sibling, child or grandchild, whether related through birth, marriage or adoption);
(c)	the estate of Craig L. Dobbin;

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(d)	a purchaser that:
(i)	has offered to purchase all, but not less than all, of the outstanding Class B Multiple Voting Shares;
(ii)	has made an offer to purchase all, but not less than all, of the outstanding Class A Subordinate Voting Shares that is identical in terms of price per share and in all other material respects to the offer for the Discovery Shares and that has no condition attached other than the right not to take up and pay for Class A Subordinate Voting Shares tendered if no Class B Multiple Voting Shares are purchased pursuant to the offer for the Discovery Shares; and
(iii)	has complied with the terms of the offer for both the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares; or
(e)	a transferee pursuant to the granting of a security interest by way of a pledge, hypothecation or otherwise, whether directly or indirectly, to any Canadian financial institution with which Discovery deals at arm’s length in connection with a bona fide borrowing.
The Dobbin Shares were transferred by operation of law to the estate of Craig L. Dobbin upon his death on October 7, 2006. By an agreement dated as of October 7, 2006 and made among Mark D. Dobbin, as executor and estate trustee of the estate of Craig L. Dobbin, the Corporation, the Trustee and Discovery, Mark D. Dobbin in his capacity as executor and estate trustee of the estate of Craig L. Dobbin agreed to be bound by and entitled to the terms of the Coattail Agreement as amended.
While the provisions of the Articles and the Coattail Agreement referred to above are designed to provide the holders of Class A Subordinate Voting Shares with the right to participate in certain offers (subject to the foregoing exceptions), there may be circumstances in which effective control of the Corporation could be acquired by a third party without these provisions becoming operative by their terms.
Constrained Share Provisions
In recognition of foreign ownership restrictions imposed by the Canada Transportation Act (the “CT Act”), the Articles empower the directors of the Corporation to refuse to permit registration of any transfer of voting shares of the Corporation (including Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares) if such transfer would result in persons other than Canadians (as defined in the CT Act) owning or controlling more than 25% of (a) the votes attached to all outstanding voting shares of the Corporation or (b) the number of outstanding voting shares of the Corporation.
In order to assist the Corporation in monitoring Canadian ownership for the purposes of the CT Act, all holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares are requested to complete the certification contained in the form of proxy and VIF accompanying this Circular. For the purposes of the proxy and VIF,
(a)	“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration

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Act”), a government in Canada or an agent thereof or a corporation or other entity, that is incorporated or formed under the laws of Canada or a province that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians; and
(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;
(ii)	had a removal order made against him or her; or
(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;
(2)	canceling a decision allowing his or her claim for refugee protection; or
(3)	canceling a decision allowing his or her application for protection.

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Share Ownership
As at August 10, 2007, there were 39,901,585 Class A Subordinate Voting Shares, 5,857,560 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares issued and outstanding. The Class A Subordinate Voting Shares represent 39.6% of the aggregate voting rights attached to the Corporation’s voting shares.
The following table sets forth information as at August 10, 2007 with respect to the Class A Subordinate Voting Shares, the Class B Multiple Voting Shares and the Ordinary Shares held by any persons known to the Corporation’s directors or officers to be a beneficial owner of, directly or indirectly, or to exercise control or direction over: (i) greater than 10% of any class of such shares; or (ii) a number of shares of any class or classes which collectively carry with them more than 10% of the votes attached to all of the outstanding shares of the Corporation:

	Number of	Percentage	Percentage
	voting shares	of all	of votes
	owned,	outstanding	attached to
	controlled or	shares of	all outstanding
Name of Shareholder	directed	such class(1)	shares(1)
Estate of Craig L. Dobbin(2)	5,426,462	13.6%	5.4%
	Class A Shares

	5,555,432	94.9%	55.2%
	Class B Shares

	22,000,000	100%	2.2%
	Ordinary Shares

(1)	Excludes shares issuable on exercise of options granted under the Corporation’s Employee Share Option Plan.

(2)	Discovery Helicopters Inc., a holding company all of the voting shares of which are owned by the Estate of Craig L. Dobbin (the “Estate”) holds 3,892,540 of the 5,426,462 Class A shares and all of the Class B shares beneficially owned by the Estate. O.S. Holdings Inc., a holding company wholly owned indirectly by the Estate, holds all of the Ordinary shares. The Estate owns directly or indirectly shares of the Corporation that collectively carry 62.8% of the votes attached to all of the outstanding shares of the Corporation.
MATTERS TO BE ACTED UPON BY THE SHAREHOLDERS AT THE MEETING
(AS ITEMIZED IN THE NOTICE OF MEETING)
ITEM 1:
Consolidated Financial Statements
The consolidated financial statements of the Corporation for the year ended April 30, 2007 and the report of the auditors on the consolidated financial statements will be submitted to the Meeting.

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ITEM 2:
Election of Directors
The Board of Directors consists of a minimum of one member and a maximum of twelve members. The number of directors within such range is to be determined by the Board of Directors from time to time and is currently fixed at eleven.
The persons named in the enclosed form of proxy intend to vote FOR the election of the ten nominees whose names are set forth on pages 14-17. It is not anticipated that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominee(s) in their discretion.
Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.
If you complete and return the attached form of proxy, your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the nominees listed on that form unless you specifically direct that your vote for those nominees be withheld.
ITEM 3:
Appointment of Auditors
Upon a recommendation from the Audit Committee, the Board of Directors recommends a vote FOR the resolution reappointing Ernst & Young, LLP as auditors and authorizing the Board of Directors to fix their remuneration. Ernst & Young, LLP were first appointed as auditors of the Corporation on September 14, 1995.
In order to be effective, the resolution reappointing Ernst & Young, LLP as auditors and authorizing the Board of Directors to fix their remuneration must receive the affirmative vote of a majority of votes cast by those shareholders present in person or represented by proxy at the Meeting.
If you complete and return the attached form of proxy your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the reappointment of Ernst & Young, LLP as auditors unless you specifically direct that your vote be withheld.

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ITEM 4:
Amendment of Articles of Amalgamation
The Articles currently provide that the Corporation’s registered office shall be located in the Province of Newfoundland and Labrador. The Corporation has resolved to change the province in which its registered office is situate to British Columbia. The Canada Business Corporations Act (“CBCA”) provides that changing the province in which a corporation’s registered office is situate requires a special resolution of the shareholders of the corporation.
In order to be effective, the resolution amending the Articles must receive the affirmative vote of two thirds of the votes cast by those shareholders present in person or represented by proxy at the Meeting.
If you complete and return the attached form of proxy your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the resolution to amend the Articles unless you specifically direct that your shares be voted against.
ITEM 5:
Any Other Business
BOARD OF DIRECTORS — NOMINEES
The table and notes below set out the name of each person proposed to be nominated for election as a director, the age of the nominee, the period or periods during which the nominee has served as a director of the Corporation, the province/state and country of residence, the nominee’s principal occupation, business or employment and all other positions with the Corporation and any affiliates thereof now held by the nominee, if any, and the number of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Ordinary Shares, Class A Stock Options, and Share Appreciation Rights (“SAR’s”) beneficially owned by each nominee or over which the nominee exercises control or direction. All of the nominees currently serve as directors of the Corporation.

Sylvain Allard, 49
Director since November, 2004. Resident of British Columbia, Canada. Mr. Allard is the President and Chief Executive Officer of the Corporation. He has been President for eight years and was appointed Chief Executive Officer in November 2004. Mr. Allard started with the Corporation as a helicopter pilot in Eastern Canada in 1982. He earned a Masters of Business Administration degree (Gold Medalist) from Concordia University, Montreal, and has held several key positions in the Corporation, including President of Viking Helicopters Ltd., Canadian Helicopters (Eastern) and CHC Helicopters International Inc.

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Donald Carty, O.C., 61
Director since November, 2004. Resident of Texas, United States of America. Mr. Carty is the Vice Chairman and Chief Financial Officer of Dell Inc. He served as Chairman and Chief Executive Officer of AMR Corporation from 1998 to 2003. He served as President and CEO of CP Air in Canada from 1985-1987 and spent several years in various management positions with Celanese Canada, Ltd., Air Canada, and the Canadian Pacific Railway. Mr. Carty is a graduate of Queen’s University in Kingston, Ontario, and of the Harvard Graduate School of Business Administration. Mr. Carty was appointed as an officer of the Order of Canada in 2002. He is a director of Dell Inc. and Barrick Gold Corp.

Craig C. Dobbin, 42
Director since 1998. Resident of Newfoundland and Labrador, Canada. From 1999 to January 2002, he was Director of Marketing with CHC Composites Ltd.. From 1995 to 1999, he was the President of Seaforest Plantation Co. Ltd., a cod aquaculture company. From 1996 to 2006, he was General Manager of Canadian Northern Outfitters Ltd., an executive wilderness retreat. From 1991 to 1993, he was employed as the marketing director for GPA Helicopters Limited (a division of CHC) and from 1993 to 1995 he was Manager of Corporate Planning for Air Atlantic and subsequently served on the Board of Directors of Air Atlantic (1995) Limited. From January 2002 until March 2003, he was a Vice-President of CHC Helicopter Corporation.

Mark Dobbin, 47
Director since 2006. Resident of Newfoundland and Labrador, Canada. Mr. Dobbin is the founder and President of Killick Capital Inc., a Newfoundland based private equity company and is the Chairman of the Board of the Corporation. From 1998 to 2003 Mr. Dobbin was the Chair and CEO of Vector Aerospace Corporation, a globally recognized aviation repair and overhaul service. Prior to Vector he was employed for 17 years with the Corporation and held increasingly responsible positions with CHC culminating in serving as Senior Vice-President. He was a director of the Corporation from 1994 to 1998 and from 2001 to 2003. He is currently a director of Aurora Energy Resources Inc., Plasco Energy Group Inc., Consilient Technologies Inc., Verafin Inc. and Greyfirst Corp.

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George N. Gillett Jr., 68
Director since October, 2004. Resident of Colorado, United States of America. Since 1996 Mr. Gillett has been Chairman of Booth Creek Management Corporation, based in Vail, Colorado, a diversified company with interests in the recreational, fresh and processed protein products, automotive and transportation, and landscape and garden industries. Mr. Gillett is Chairman of the Montreal Canadiens hockey club, Booth Creek Ski Holdings, and Coleman Natural Foods. He is also a director of Steadman Hawkins Research Foundation and is a member of the Board of Governors of the National Hockey League.

John J. Kelly, B.E., Ph.D., 72
Director since 1999. Resident of Ireland. He holds both a Bachelor of Engineering and a Ph.D. degree from University College, Dublin. On graduation, he worked for a number of years in the petroleum industry in the U.K. and in Ireland, after which he was appointed to the staff of the School of Engineering in University College, Dublin, where he served as Dean of Engineering, from 1979 to 1986, from 1986 to 1994 as Registrar/Senior Vice-President of the University and since 1994 as Professor of Chemical Engineering at the University. He was a Fulbright Scholar to the University of Maryland, where he was visiting Professor in its School of Engineering. He was the director of the Fulbright Scholarship Program between Ireland and the United States from 1996 to 2000, and acts as Executive Director of the Ireland Canada University Foundation.

Jack M. Mintz, B.A., M.A., Ph.D, 56
Director since 2004. Resident of Ontario, Canada. He is a Professor of Business Economics at the University of Toronto. From 1999 to July 2006 he was the President and Chief Executive Officer of the C.D. Howe Institute, an independent policy think-tank. He has published more than 180 books and articles in the fields of public economics and fiscal federalism. He has consulted widely with the World Bank, the International Monetary Fund, the Organization for Economic Co-operation and Development and various governments, businesses and nonprofit organizations. He serves as a director of Brookfield Asset Management Inc., Imperial Oil Limited, Ontario Financing Authority, the Royal Ontario Museum Foundation and the National Statistics Council.

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Sir Bob Reid, 73
Director since 2004. Resident of the United Kingdom. He joined Shell International Petroleum Company in 1956 and spent much of his career overseas, including posts in Brunei, Nigeria, Thailand and Australia. He served as Chairman and Chief Executive of Shell UK from 1985 to 1990. He has served as Chairman of the British Railways Board, London Electricity, British-Borneo Oil and Gas plc, The Council of the Industrial Society and Sears plc. From 1997 to 2004 he served as Deputy Governor of the Bank of Scotland. He has been Chairman of the Petroleum Exchange of London (now ICE Futures) since 1999. He served as Chairman of Avis Europe from 2002 to 2004 and as a non-executive director for Sun Life Financial Services of Canada until 2004. He also serves as a non-executive director for Intercontinental Exchange Service Inc., The Merchants Trust and Siemens, plc.

Guylaine Saucier, C.M., F.C.A., 61
Director since 2005. Resident of Quebec, Canada. Ms. Saucier is a Fellow of the Institute of Chartered Accountants. She was Chair of the Joint Committee on Corporate Governance established in 2000 by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange and the Toronto Stock Exchange. She was Chair of the Canadian Institute of Chartered Accountants from June 1999 to June 2000 and was Chairman of the Board of the Canadian Broadcasting Corporation from April 1995 to December 2000. In 1989 she was appointed as a member of the Order of Canada. Ms. Saucier is currently a member of the board of directors of several Canadian corporations including Petro-Canada Inc. and the Bank of Montreal, and two French companies, Areva and Altran.

William W. Stinson, 73
Director since 2003. Resident of Newfoundland and Labrador, Canada. He is Chairman and CEO of Westshore Terminals Inc. which operates a bulk terminal facility. He is also a director of Grant Forest Products. From 2003 to 2005 he was Chairman of the Board of Sun Life Financial, a worldwide insurer and wealth management company. He was a director of Sun Life Financial since 1985. Mr. Stinson spent most of his career with Canadian Pacific Ltd., a diversified transportation and industrial company, where he was Chief Executive Officer for eleven years and Chairman and Chief Executive Officer for six years before retiring in 1996.

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BOARD OF DIRECTORS COMPENSATION
During fiscal 2007, the directors of the Corporation, other than those employed by the Corporation, were paid fees (as described below) for each Board and committee meeting attended and were reimbursed for their expenses arising in connection with such meetings. Effective May 1, 2002, after consideration of a report of an external independent compensation consultant and on the recommendation of the Corporate Governance and Nominating committee, the annual directors fees were set at $40,000 per annum, the fee payable to Committee Chairs was set at $10,000 per annum and fees for attendance were set at $2,000 per meeting. During 2004 the Board of Directors, with input from an independent compensation consultant, approved revised directors fees as follows: (i) an annual fee of $150,000 was approved for the Lead Director, effective October 28, 2003. This fee is in lieu of any other board retainer or board and committee attendance fees; (ii) effective March 1, 2004 all directors fees (other than the Lead Director fees) payable to Board members were changed from Canadian to U.S. currency, unless the Board member resides in a jurisdiction where the currency trades at a premium to the U.S. dollar. In these cases the director would be compensated in the local currency, and (iii) the annual fee payable to the Audit Committee Chair was increased from U.S. $10,000 to U.S. $25,000 to reflect the increased workload of the Audit Committee Chair. Effective October 5, 2004, the annual fee of the chair of the Corporate Governance, Compensation and Nominating Committee increased to US$25,000 to reflect the increased work load of the chair of the committee. If the chairman of a committee resides in a jurisdiction where the currency trades at a premium to the U.S. dollar then the committee chair fee is paid in the local currency.
The following table sets out the cash retainer and fees paid to each director during fiscal year 2007, in Canadian dollars at the exchange rates prevailing at the date of payment.

	Director		Board and
	and Board	Committee	Committee	Total
	Chair Cash	Chair Cash	Attendance	Annual
	Retainer	Retainer	Fees	Fees
Director	$	$	$	$
Sylvain Allard	—	—	—	—
Donald Carty, O.C.	45,835	—	32,025	77,860
Craig C. Dobbin	45,835	—	18,334	64,169
Mark D. Dobbin	284,375	—	—	284,375
George N. Gillett Jr.	45,835	—	16,169	62,004
John J. Kelly, B.E., Ph.D.	58,266	14,567	23,306	96,139
Jack M. Mintz, B.A., M.A., Ph.D	45,835	28,647	32,025	106,507
Sir Bob Reid	85,416	53,385	38,392	177,193
Guylaine Saucier, C.M. F.C.A	45,835	—	38,930	84,765
William W. Stinson	45,835	—	11,212	57,047
During fiscal 2001, the Board approved the establishment of a Stock Appreciation Rights Plan for non-management directors under which the Corporation could originally issue up to a maximum of 400,000 Stock Appreciation Rights (“SARs”). The SARs provide a potential payment to the recipient, which may be realized only after vesting of the SAR, equal to the increase, if any, in the market value of the Corporation’s Class A Subordinate Voting Shares (determined as the weighted average of trading prices for the five trading days immediately preceding the exercise date) over the share price or “SAR

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grant value” on the date of the original SAR grant. SARs have a maximum exercise period of ten years following the date of issuance. The SARs vest in equal amounts on the first, second and third anniversaries of the grant date.
As a result of the subdivision of the Corporation’s Class A Subordinate Voting Shares during fiscal 2006, the Board has adjusted the grant of SARs to each director by doubling the number of SARs granted and halving the SAR grant value. This has the effect of keeping the directors whole in light of the stock split.
No options were granted to directors during fiscal year 2007. Upon being elected to the board of directors of the Corporation on September 28, 2006, Mark D. Dobbin was granted 110,000 SARs at a grant price equal to the closing price on the TSX of the Corporation’s Class A Subordinate Voting shares on September 28, 2006.

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The following table sets out the number of securities of each class of voting securities of the Corporation and SARs (vested and unvested) beneficially owned, directly or indirectly, or controlled or directed by each nominee and the value of SARs and options as at April 30, 2007.

									Class A		Share
									Shares		Appreciation		Value of All Unexercised
			Class A		Class B		Ordinary		Under		Rights		In-The-Money Options and SARS
	Director		Shares		Shares		Shares		Option		#		$
Nominee	Since		#		#		#		#		Vested	Unvested	Options	Vested SARs	Unvested SARS

Sylvain Allard	2004		278,468		—		—		643,932		—	—	7,713,216	—	—
Donald Carty, O.C.	2004		20,000		—		—		—		73,334	36,666	—	47,667	23,833
Craig C. Dobbin	1998		—		—		—		60,000		—	—	1,042,200	—	—
Mark D. Dobbin	2006	(1)	5,665,188	(2)	5,673,604	(3)	22,000,000	(4)	519,990	(5)	—	110,000	4,055,922	—	118,800
George N. Gillett Jr.	2004		—		—		—		—		110,000	—	—	310,000	—
John J. Kelly, B.E., Ph.D.	1999		6,280		—		—		—		60,000	—	—	1,008450	—
Jack M. Mintz, B.A., M.A., Ph.D	2004		2,000		—		—		—		110,000	—	—	409,200	—
Sir Bob Reid	2004		—		—		—		—		110,000	—	—	731,500
Guylaine Saucier, C.M. F.C.A	2005		3,000		—		—		—		73,334	36,666	—	0	0
William W. Stinson	2003		10,000		—		—		—		110,000	—	—	1,039,500	—

(1)	Mark D. Dobbin previously served as a director of the Corporation from 1994 — 1998 and 2001 to 2003.

(2)	Of these, 3,892,540 shares are held by Discovery Helicopters Inc., a holding company, all of the voting shares of which are owned by the Estate of Craig L. Dobbin, of which Mark Dobbin is the sole executor and 251,264 shares are held by a family education trust.

(3)	Of these, 5,555,432 shares are held by Discovery Helicopters Inc.

(4)	These shares are held by O.S. Holdings, a holding company wholly owned indirectly by the Estate of Craig L. Dobbin.

(5)	These options are held by the Estate of Craig L. Dobbin.

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DIRECTORS’ MEETINGS
The Board and its standing committees met as follows during the year ended April 30, 2007:

	Regular	Telephone	Total
Board	5	0	5
Audit	4	5	9
Corporate Governance, Compensation and Nominating	4	0	4
Pension	3	0	3
Total	16	5	21
The following is the record of attendance for each director at Board and committee meetings for the year ending April 30, 2007. The overall attendance record at Board and committee meetings was 96%.

Name of Director	Board	Committee
Sylvain Allard	5 of 5	N/A
Donald Carty, O.C.	5 of 5	9 of 9
Mark Dobbin	5 of 5	N/A
Craig C. Dobbin	5 of 5	3 of 3
George N. Gillett Jr.	4 of 5	3 of 4
John J. Kelly, B.E., Ph.D.	5 of 5	3 of 3
Jack M. Mintz, B.A., M.A., Ph. D.	5 of 5	9 of 9
Sir Bob Reid	5 of 5	4 of 4
Guylaine Saucier, C.M. F.C.A.	5 of 5	12 of 12
William W. Stinson	4 of 5	1 of 1
Total	48 of 50	43 of 44
Overall Attendance	96%	98%
Additional Disclosure Relating to Directors
To the knowledge of the Corporation, no director of the Corporation is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for Guylaine Saucier, a director of the Corporation, who was a director of Nortel Networks Corporation, which was subject to a cease trade order dated May 31, 2004 (the “Cease Trade Order”) issued by the Ontario Securities Commission (the “OSC”) as a result of Nortel Networks Corporation’s failure to file financial statements. The Cease

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Trade Order was revoked by the OSC on June 21, 2005.
STANDING BOARD COMMITTEES
The Board has three standing committees, the Audit Committee, the Corporate Governance, Compensation and Nominating Committee and the Pension Committee. Each committee has a written mandate and reviews its mandate annually.
CORPORATE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE
The Corporation recognizes the importance of adhering to superior corporate governance standards. The Corporation has developed sound corporate governance policies and procedures, which are monitored and reviewed on a continuous basis, and adopts a ‘‘best practices’’ approach in all of its corporate governance initiatives. The Corporate Governance, Compensation and Nominating Committee is responsible for monitoring the development of, and compliance with, corporate governance policies and procedures.
For the purposes of the Corporation’s NYSE listing, it is considered a “foreign private issuer” which means that the Corporation is not required to comply with most of the NYSE’s corporate governance listing standards. Under NYSE rules, the Corporation is required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the NYSE’s listing standards. The Corporation believes that there are no significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE listing standards except that the Corporation complies with the Toronto Stock Exchange (“TSX”) rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares. Unlike the NYSE rules, the TSX rules do not require shareholder approval for compensation arrangements involving share purchases in the open market at fair value. This disclosure can be accessed at www.chc.ca.
The Corporation’s statement of corporate governance practices is set out in Schedule B.
The current members of the Corporate Governance, Compensation and Nominating Committee are Sir Bob Reid (Chair), Mr. Gillett and Mr. Stinson.
AUDIT COMMITTEE
The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Audit Committee, which consists entirely of “unrelated” and “independent” directors, meets quarterly to review the Corporation’s financial statements. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Corporation’s external auditors relating to the Corporation’s accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and similar regulatory bodies is also examined by the Audit Committee before filing. The Audit Committee meets independently with management and the external and internal auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Audit Committee which may be desired by any party. The Audit Committee recommends the appointment and remuneration of the

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Corporation’s external auditors, who are elected annually by the Corporation’s shareholders. During the year ended April 30, 2007, the Audit Committee met nine times.
The current members of the Audit Committee are Dr. Mintz (Chair), Mr. Carty and Mme. Saucier.
Additional details of the Audit Committee and its charter can be found in section 9.0 of the Corporation’s 2007 Annual Information Form dated July 26, 2007 which can be viewed at either www.chc.ca or www.sedar.com.
PENSION COMMITTEE
The Pension Committee has the responsibility to monitor and inform the Board concerning issues relating to the Corporation’s pension plans.
The current members of the Pension Committee are Dr. Kelly (Chair), Mr. Craig C. Dobbin and Mme. Saucier.
REPORT ON EXECUTIVE COMPENSATION
The Corporate Governance, Compensation and Nominating Committee has, as a part of its mandate, responsibility for determining the remuneration of the Corporation’s executive officers, which, throughout this report, includes the Named Executive Officers (as defined below), including establishing compensation terms and conditions, and the extent and level of participation in incentive programs. Prior to 2004 these functions were performed by the Compensation Committee. The Corporate Governance, Compensation and Nominating Committee also targets and evaluates the performance of executive officers, monitors succession planning and reviews the design and competitiveness of incentive compensation programs with the assistance of external professional advisors, who are responsible for gathering information on the policies in effect at companies that are comparable to the Corporation.
Composition of the Corporate Governance, Compensation and Nominating Committee
None of the members of the Corporate Governance, Compensation and Nominating Committee is or has been, an officer or an employee of the Corporation or any of our subsidiaries. The Corporate Governance, Compensation and Nominating Committee generally meet quarterly to discuss compensation and governance matters. The current members of the Committee are listed on the preceding page.

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The Corporation’s Compensation Policy
The Corporation’s compensation philosophy for executives continues to follow three underlying principles:
(1)	to provide a compensation program that motivates executive officers to achieve their strategic goals;
(2)	to be competitive with other leading North American and global companies so as to attract and retain talented executives; and,
(3)	to align the interests of its executive officers with the long-term interests of the Corporation’s shareholders through stock-related programs.
The remuneration of the executive officers of the Corporation consists of three components: base salary, an annual incentive bonus program, and long-term incentive programs which are stock-based. In 2007 total base salary for the Named Executive Officers was $2,000,568 and compensation under the annual incentive bonus program was $1,560,589, representing 78% of base salary (106% for the CEO). The relative proportion of compensation from base salary and annual incentive bonus programs may vary from year-to-year as compensation from the annual incentive bonus program can vary depending on performance of the Corporation.
The Corporation’s pay policy is to offer to its executive officers, subject to performance, total compensation at or above the 75th percentile of compensation paid by companies within a broad comparator group of publicly-traded Canadian and U.S. corporations of similar magnitude and scope, including, but not limited to, other oil and gas services and aerospace companies and to provide additional performance based compensation where expectations have been exceeded. The comparator group is reviewed periodically by the Corporation’s independent compensation consultant to ensure it remains relevant for use by the Corporation.
Base salaries of the CEO and the other Named Executive Officers of the Corporation are established between the median or average of salary levels of executive positions of similar magnitude, scope and complexity in comparable Canadian and U.S. companies, taking into account the individual executive’s responsibilities, experience, contribution and performance and are established following consultation with independent compensation consultants.
The annual incentive bonus and long-term incentive programs of the Corporation are designed to reward individual performance and overall corporate performance and to align the economic interests of the officers and executives with those of the shareholders of the Corporation.
Annual Incentives
The annual bonus plan of the Corporation rewards the CEO and other Named Executive Officers for the achievement by the Corporation of financial performance goals and, in some cases, individual objectives. Performance goals are set at the beginning of each year based on pre-determined financial targets approved by the Board of Directors.

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Operations
During Fiscal 2005, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors adopted a Short Term Incentive Plan (“STIP”) for senior management including the Named Executive Officers. The purpose of the STIP is to reward the plan participants based primarily on the annual performance of the Corporation with a component (10% of the employee’s base salary) based on attaining individual goals. Participants receive a bonus based upon the Corporation’s return on capital employed (“ROCE”) for the fiscal year as measured against a budgeted target, with target and maximum bonuses based upon a percentage of base salary. For the Named Executive Officers and other plan participants who are not part of divisional management, 90% of budgeted ROCE must be achieved for any bonus to be paid, while maximum bonus is payable when actual ROCE is equal to or greater than 110% of budgeted ROCE.
During fiscal 2001, upon the recommendation of the Compensation Committee (following an independent review) the Board adopted a Total Shareholder Return bonus plan (the “TSR Plan”) for the CEO, and certain other executive officers of the Corporation. This plan was designed to provide a mechanism that closely aligns management incentives with shareholder interests, and to emphasize the creation and enhancement of shareholder value. The TSR Plan sets a minimum threshold of 12.5% of the opening shareholders’ equity for each fiscal year, which return is then notionally deducted from net earnings for the fiscal year so that no TSR bonus is paid unless this minimum return has been achieved for shareholders. The TSR Plan bonus for the CEO, the only remaining eligible participant in the TSR Plan, is equal to 3% of net earnings for the completed fiscal year in excess of the minimum 12.5% return on opening shareholders’ equity. Fiscal 2007 was the last year in which the TSR Plan was in effect. The long term incentive plan described below replaces the TSR Plan. In respect of fiscal 2007, the total TSR Plan bonus was $0.
Long Term Incentive Plan
Upon recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors has adopted a Long Term Incentive Plan (“LTIP”) for senior management including the Named Executive Officers. The LTIP is designed to reward the plan participants based upon longer term performance of the Corporation. Each participant is given a number of Performance Stock Units (“PSU’s”) calculated by dividing the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days proceeding the grant date by the target percentage of his/her annual salary. The PSUs vest on the third anniversary of the grant date according to a schedule based upon the target return on equity over the applicable three year period. The vesting may range from 0% to 200%. Vesting PSUs are redeemed at a price equal to the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days proceeding the date of vesting.

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Corporate Development
In the past, the Corporate Governance, Compensation and Nominating Committee has deemed certain extraordinary circumstances worthy of special recognition where significant benefits have accrued to the Corporation and has authorized the payment of Corporate Development bonuses in such circumstances. No Corporate Development bonuses have been paid since Fiscal 2005 and it is not currently contemplated that any Corporate Development bonuses will be paid in the future, however, the Committee retains discretion to recommend to the Board of Directors such changes to the Corporation’s compensation program from time to time as may be appropriate to achieve the Corporation’s objectives.
Share Option Plan
The Employee Share Option Plan is intended to serve as a long-term incentive plan that aligns the interests of management with the interests of shareholders. Options do not generally vest fully on the date of grant, with the vesting period determined by the Board of Directors. When granting options, the Corporate Governance, Compensation and Nominating Committee takes into account the number of options already held by a participating executive.
The Corporation has guidelines for allocating stock options, which address the vesting period, concentration of options, and the maximum number of options to be granted per year. The Corporation’s policy is to expense stock options in its financial statements, using the fair value method.
Pension Plans
The Corporation maintains a defined contribution retirement plan (the “RPP”) for senior executives. The Corporation contributes 6% of gross earnings up to regulatory maximums on behalf of senior executives.
Under supplementary retirement plan agreements, the Named Executive Officers and former executives, Mr. O. Noel Clarke and Mr. Jo Mark Zurel may receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. These benefits are described under “Executive Retirement Plan and Retiring Allowance”.

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MINIMUM SHARE OWNERSHIP
To ensure the interests of directors and senior management are aligned with those of the shareholders, the Corporation has a Minimum Share Ownership Guideline. Directors and senior management will be given three years to comply with the following ownership guidelines:
a.	directors are encouraged to maintain minimum share ownership in the Corporation equal in value to the annual board fees; and
b.	the Named Executive Officers are encouraged to maintain minimum share ownership in the Corporation equal in value to their base salary.
CHIEF EXECUTIVE OFFICER COMPENSATION
The Chief Executive Officer’s compensation package is based on an independent review of compensation practices within a comparator group of companies chosen with the advice of an external independent compensation consultant. The comparator group includes Canadian and U.S. companies with international operations chosen for similarities to the Corporation in terms of size and complexity. The compensation data derived from this comparator group is also used to develop compensation recommendations for other members of the Corporation’s executive team.
The compensation philosophy applicable to the CEO is the same as for the Corporation’s other executives and is set out above.
Base Salary — The base salary of the CEO is determined by an analysis of the CEO’s position versus the compensation data for CEOs of the companies in the Corporation’s comparator group, and with consideration for the CEO’s performance. The Board conducts the assessment of the CEO’s overall performance, taking into account his absolute performance relative to objectives agreed to at the beginning of each year, and his success in delivering value to shareholders. Within this framework, the Board’s decision may therefore result in a salary above or below the median for the comparator group, which is the level normally targeted by the Board for base salary. Actual base salary paid to the CEO in fiscal 2007 positioned him at 101% the median base salary paid to CEOs of the Corporation’s comparator group.
Annual Incentive Award — There were two components of the annual incentives for the CEO in fiscal 2007. Under the STIP, described above, the CEO has a target award of 110% of base salary, with an annual incentive opportunity ranging from 0% to 210% of base salary. Under the TSR Plan, also described above, he was eligible for an award equal to 3% of the Corporation’s net earnings for fiscal 2007 in excess of 12.5% return on the Corporation’s opening shareholders’ equity.
For fiscal 2007, the CEO received an award of 106% of base salary under the STIP and $0 under the TSR Plan. The aggregate of base salary and annual incentive award paid to the CEO for fiscal 2007 positioned him at 75% of the 75% percentile of aggregate base salary and annual incentive paid to CEOs in the comparator group. The award

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was based upon the Corporation’s actual ROCE for fiscal 2007 being 99.73% of budgeted ROCE and the Corporation’s net earnings for fiscal 2007 being less than a 12.5% return on the Corporation’s opening shareholders’ equity.
Long Term Incentives — In 2007, the CEO was granted 28,894 PSUs under the LTIP at a grant price of $28.12 with a notional value equivalent to 125% of his annual salary.
The vesting conditions are identical to those applicable to the rest of the executive group, as described above.
The aggregate of base salary, annual incentive and long-term incentive awards (“Total Direct Compensation”) placed the CEO at 59% of the 75% percentile of Total Direct Compensation paid to CEOs in the comparator group..
Submitted by the Corporate Governance, Compensation and Nominating Committee:
Sir Bob Reid (Chair)
William Stinson
George N. Gillett, Jr.

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PERFORMANCE GRAPH
Below is a line graph which compares (a) the yearly cumulative total shareholder return on the Corporation’s Class A Subordinate Voting Shares and Class B Multiple Voting Shares (being the only publicly traded equity securities of the Corporation) with (b) the cumulative total return of the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002), for the 60 month period to April 30, 2007.
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN *
AMONG CHC HELICOPTER CORPORATION-CLASS A & B AND
THE S & P/TSX COMPOSITE INDEX
* $100 Invested on 4/30/02 in stock or index — including reinvestment of dividends. Fiscal Year Ending April 30.
For the 60-month period ended April 30, 2007 (assuming reinvestment of dividends), the cumulative total shareholder return on an investment of $100 in the Class A Subordinate Voting Shares of CHC would be $188, and for the Class B Multiple Voting Shares of CHC would be $177. The return for the same period based on an investment of $100 in the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) would be $193.

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COMPENSATION TABLES
The following table is additional disclosure designed to give shareholders greater clarity and a more detailed understanding of the compensation paid, granted or awarded in respect of Fiscal 2007 to the Corporation’s current executive officers.

		Annual	Long Term	All Other				Total
		Compensation	Compensation	Compensation	Pension	Total		Compensation
Name and		$	$	$	Service Cost	Compensation	EBITDA	as % of EBITDA
Principal Position	Year	(1)	(2)	(3)	$	$	$ Millions	%
Sylvain Allard President and Chief Executive Officer	2007	1,340,690	812,500	61,399	408,100	2,622,689	181,005	1.45
Rick Davis Senior Vice President and Chief Financial Officer	2007	640,308	350,000	58,999	—	1,049,307	181,005	0.58
Christine Baird President, Global Operations	2007	626,436	165,000	39,520	98,600	929,556	181,005	0.51
Neil Calvert President, Heli-One	2007	521,067	165,000	59,163	89,600	834,830	181,005	0.46
Keith Mullett Managing Director, European Operations	2007	445,093	153,085	75,493	76,900	750,571	181,005	0.41

(1)	Cash payments of base salary and STIP award.

(2)	This is the value of PSUs granted under the LTIP and is calculated by multiplying the number of PSUs granted by the grant price, which for Fiscal 2007 was $28.12, however 0 to 200% of the PSUs may vest depending upon the Corporation’s return on equity over the three year vesting period . In the case of Mr. Davis, no value is included for the SARs granted to him during Fiscal 2007 as none of these had vested as of April 30, 2007, however the value of these unvested in-the money SARs was $59,966. as at April 30, 2007.

(3)	Includes vehicle expenses and allowances, relocation assistance under the Corporation’s relocation plans also available to employees other than the Named Executive Officers and contribution to the RPP.

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The remuneration paid to the President and Chief Executive Officer, each person who served as the Chief Financial Officer of the Corporation at any time during the year and the other three most highly compensated executive officers (the “Named Executive Officers”) for each of the last three years ended April 30 is as follows:

						Long-term
		Annual compensation				Compensation
			Bonus (1)			Awards
						Securities under
				Corporate	Other annual	options/SARs	All other
		Salary	Operations	Development	compensation	granted	compensation
Name and principal position	Year	$	$(5)	$(4)	$(2)	#	$(3)
Sylvain A. Allard	2007	650,000	690,690	—	—	—	20,000
President &	2006	650,000	—	—	—	200,000	19,000
Chief Executive Officer	2005	650,000	1,807,000	225,000	—	—	16,500
Jo Mark Zurel	2007	21,000	—	—	—	—	1,060,000
Former Senior Vice-President	2006	435,000	—	—	—	100,000	19,000
& Chief Financial Officer	2005	435,000	1,072,000	150,000	—	—	16,500
Rick Davis	2007	350,000	290,308	—	—	55,524	20,000
Senior Vice-President &	2006	200,000	20,000	—	—	40,000	9,500
Chief Financial Officer (6)	2005	175,000	74,760	—	—	—	8,250
Christine Baird	2007	339,900	286,536	—	—	—	20,000
President, Global Operations	2006	330,000	33,000	—	—	60,000	19,000
	2005	330,000	161,700	—	—	—	16,500
Neil Calvert	2007	339,900	181,167	—	—	—	20,000
President, Heli-One	2006	330,000	33,000	—	—	60,000	19,000
	2005	330,000	207,075	—	—	—	16,500
Keith Mullett (7)	2007	326,205	111,888	—	—	—	18,920
Managing Director,	2006	252,804	108,959	—	—	60,000	15,166
European Operations	2005	204,762	143,471	—	—	—	10,735

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(1)	Bonuses are shown in the fiscal year to which payments relate.

(2)	Other compensation and personal benefits amount to less than the lower of $50,000 and 10% of salary and bonus for all Named Executive Officers in 2007 and for all except the Executive Chairman in each of the previous two fiscal years. The amounts shown for Mr. Davis in fiscal 2005 are relocation allowance in connection with the move of the Corporation’s head office in fiscal 2005 and vehicle benefits.

(3)	This consists of Corporation’s contributions to the RPP made on behalf of the Named Executive Officers. For Mr. Zurel, whose employment with the Corporation terminated on May 10, 2006, it includes amounts payable to him upon termination including bonuses, car allowance, and health and dental benefits.

(4)	These special transaction bonuses (Corporate Development) are related to the acquisition of Schreiner Aviation Group and were paid in August 2005 upon the attainment of certain financial targets by Schreiner.

(5)	These amounts include:
a)	regular performance bonus payments under the STIP, which is also used as an incentive for other senior managers, and

b)	the TSR Plan.
(6)	Mr. Davis became Acting Chief Financial Officer on May 10, 2006 and was appointed Senior Vice President and Chief Financial Officer on September 13, 2006.

(7)	Mr. Mullett is paid in Great Britain Pounds. The amounts included in the table are the Canadian dollar equivalents converted using the year to date average exchange rate as at April 30 of the relevant year.

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LONG TERM INCENTIVE PROGRAM
The following table sets out the aggregate number of PSUs awarded under the Long Term Incentive Program to each of the Named Executive Officers during the most recently completed fiscal year together with other required information.

			Estimated Future Payouts Under
		Performance	Non-Securities-Price-Based Plans
	PSUs	Period Until	Threshold	Target	Maximum
Name	(#)	Payout	($ or #)	($ or #)	($ or #)
Sylvain Allard	28,894	April 30, 2009	N/A	N/A	N/A
Rick Davis	12,447	April 30, 2009	N/A	N/A	N/A
Christine Baird	5,868	April 30, 2009	N/A	N/A	N/A
Neil Calvert	5,868	April 30, 2009	N/A	N/A	N/A
Keith Mullett	5,444	April 30, 2009	N/A	N/A	N/A
EMPLOYEE SHARE OPTION PLAN
The following table provides information as of April 30, 2007 regarding the number of securities to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the equity compensation plan approved by shareholders (the Employee Share Option Plan). The Corporation does not have any equity compensation plans that have not been approved by shareholders. The options below relate to the Corporation’s Class A Subordinate Voting Shares.

Number of
securities to
	be issued	Weighted-average	Number of securities
	upon	exercise price per	remaining available for
	exercise of	share of	future issuance under
	outstanding	outstanding	equity compensation
Plan Category	options	options	plans
Employee Share Option Plan	2,268,922	$17.75	10,462
Equity compensation plans not approved by security holders	—	—	—
Total	2,268,922	$17.75	10,462
As at August 10, 2007, the number of securities to be issued upon the exercise of outstanding options under the Employee Share Option Plan is 2,208,922 being 4.8% of the aggregate number of Class A and Class B shares outstanding.

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Option and SAR Grants During the Most Recently Completed Fiscal Year
No options were granted to the Named Executive Officers during Fiscal 2007.
The following table sets out the aggregate number of SARs granted to each of the Named Executive Officers during the most recently completed fiscal year together with the exercise price and other required information.

		Per cent of		Market
		Total SARs		Value of
		Granted to		Securities
		Employees		Underlying
		during the		SARs at
	SARs	year ended	Exercise	the Date of
	Granted	April 30,	Price	Grant
Name	#	2007	($/Security)	($/Security)	Expiration Date
Sylvain Allard	—	—	—	—	—
Rick Davis	55,524	57.1%	$22.07	$22.07	September 28, 2016
Jo Mark Zurel	—	—	—	—	—
Christine Baird	—	—	—	—	—
Neil Calvert	—	—	—	—	—
Keith Mullett	—	—	—	—	—
Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Stock Option Values
The following table sets out the aggregate number of outstanding options held by each of the Named Executive Officers who held options at any time during the most recently completed fiscal year, together with the value of such options at the end of the fiscal year. Amounts reported under “Value of unexercised in-the-money options” represent the difference between (i) the market value as at April 30, 2007 of the Class A Subordinate Voting Shares for which such options were granted having an exercise price less than such market value, and (ii) the exercise price of such options. The closing trading price of a Class A Subordinate Voting Share on the Toronto Stock Exchange (the “TSX”) on April 30, 2007 was $23.15

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						Value of all	Value of all
					Options	vested	non-vested
				Options	not	unexercised	unexercised
		Securities		exercisable	exercisable	in-the-money	in-the-money
		acquired	Aggregate	(vested) at	(unvested) at	options	options
		on	value	April 30,	April 30,	April 30,	April 30,
	Type of	exercise	realized	2007	2007	2007	2007
Name	Security	#	$	# (1)	#(1)	$	$
Sylvain Allard	Class A	—	—	241,966	80,000	7,713,216	0
Rick Davis	Class A	—	—	4,000	16,000	0	0
Jo Mark Zurel	Class A	46,500	1,052,063	97,500	—	1,469,650	—
Christine Baird	Class A	—	—	12,000	18,000	0	0
Neil Calvert	Class A	—	—	12,000	18,000	0	0
Keith Mullett	Class A	—	—	18,000	18,000	121,080	0

(1)	Each option entitles the holder to receive two Class A Shares.
EXECUTIVE RETIRING PLAN AND RETIRING ALLOWANCE
Under supplementary retirement plan agreements (“SRPs”) with the Corporation, the Named Executive Officers and former executive, Mr. O. Noel Clarke may be entitled to receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. The aggregate target benefit provided through the RPP, the SRPs and Canada Pension Plan (“CPP”) benefits is 2% of the individual’s highest three years average earnings including operations bonuses (“average earnings”), but excluding special transaction bonuses (corporate development) multiplied by years of credited service. The SRP benefit formula is integrated with the formula under the CPP as well as the estimated benefits under the RPP. The SRP provides benefits by multiplying the participant’s credited service by the sum of the following:
•	0.5% of average earnings up to the CPP earnings limit at retirement;

•	1% of average earnings above such CPP earnings limit up to the earnings for which the Canada Revenue Agency (the “CRA”) maximum contribution could be made under the RPP in the year of retirement; and

•	2% of average earnings in excess of the above CRA earnings limits.
In addition, the SRP provides indexing on the supplementary benefit equal to 75% of increases in the Consumer Price Index (“CPI”) less 1% (subject to a 4% annual maximum). The SRP also provides a 60% spousal death benefit and if retirement occurs between ages 55 and 65 a bridge benefit equal to CPP benefits. This SRP bridge benefit is also indexed and ceases at age 65 when CPP benefits actually commence.
The Corporation decided to partially fund the SRP to the 50 percent level over a five year period commencing May 1, 2005. However, upon a change in control of the

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Corporation, SRP participants are immediately vested and the Corporation is required to establish a retirement compensation arrangement (as defined under the Income Tax Act (Canada)) to secure full funding for all SRP benefits through the issuance of letters of credit. In the case of Mr. O. Noel Clarke, his employment arrangements with the Corporation provided that he be credited with 10 years of continuous service for the purpose of his SRP in addition to his actual service.
The entitlement to supplementary benefits under the SRP has vested for each of Messrs Allard, Zurel and Clarke. The estimated credited years of service for Mr. Allard are 24.3 years, Mr. Davis are 8.7 years, Ms. Baird are 24.8 years, Mr. Calvert are 11.7 years, Mr. Mullett are 8.0 years, Mr. Zurel are 14.04 years and Mr. Clarke are 14.5 years (inclusive of his 10 years of additional service discussed above).
The approximate aggregate annual benefits payable to a participant under the RPP and SRP are as follows:

	Years of Credited Service
Remuneration	15	20	25	30	35
$	$	$	$	$	$
200,000	60,000	80,000	100,000	120,000	140,000
400,000	120,000	160,000	200,000	240,000	280,000
600,000	180,000	240,000	300,000	360,000	420,000
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
Effective June 4, 1991, as amended as of January 19, 1993, the Corporation agreed to provide a retiring allowance (the “Retiring Allowance”) to Craig L. Dobbin, the former Executive Chairman of the Corporation, whereby Mr. Dobbin would be entitled upon retirement to receive an annual retiring allowance in an amount equal to 66 2/3% of the average of the three highest fiscal years of annual remuneration, including operations bonuses, earned by him from the Corporation during his term as Chairman and Chief Executive Officer. Performance measured bonuses, including bonuses under the CEVA and TSR Plans, are included for calculating annual remuneration for purposes of the Retiring Allowance, but special transaction bonuses (corporate development) generally are not.
The Retiring Allowance was to continue during the lifetime of Mr. Dobbin and, in the event of his death within 20 years of the commencement of payments pursuant to such allowance, the payments shall continue to be made to a beneficiary or beneficiaries named by Mr. Dobbin for the remaining balance of the 20-year period. Mr. Dobbin died in October 2006, prior to retirement. The Corporation commenced payment of the Retiring Allowance to the estate of Craig L. Dobbin of $180,000 per month on November 1,

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2006. Payments will be made for 240 months. The Retiring Allowance may increase based upon annual increases in the CPI, however, any such increase shall be limited to a maximum of 75% of any annual increase in the CPI less 1% and further limited to a maximum increase of 4% of the Retiring Allowance in any one year..
EMPLOYMENT AGREEMENTS
The Corporation has entered into employments contracts with each of the Named Executive Officers which provide, in effect, that if the Corporation terminates the employment of such person for other than just cause, the Corporation shall pay to such person a multiple of the person’s base salary plus the average of the bonus paid in the last two years of employment. In the case of Mr. Allard, the multiple is three and in the case of each of the other Named Executive Officers the multiple is two. Mr. Allard’s contract also provides that the he may elect to voluntarily terminate his employment within 180 days following the consummation of a defined change in control of the Corporation. Mr. Davis’ contract provides that if his employment as Senior Vice President and Chief Financial Officer of the Corporation is not confirmed on substantial the same terms within 180 days following the consummation of a defined change in control of the Corporation, he may voluntarily terminate his employment. In the case of such voluntary termination of employment the person is entitled to the benefits described above in the event of termination by the Corporation and all unvested stock options and SARs shall vest.
INDEBTEDNESS OF DIRECTORS AND OFFICERS
Effective July 30, 2002, in connection with section 402 of SOX, the Corporation introduced a new policy with regard to loans to directors and officers. The policy prohibits the Corporation from, directly or indirectly, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or officer. Irrevocable extensions of credit made to directors and officers outstanding as of July 30, 2002 are exempted under the policy, but the terms of this credit cannot be materially modified and credit cannot be renewed after such date. In conjunction with this policy, the Corporation’s Board on March 2, 2003 approved a revision to the Employee Stock Option Plan, to eliminate the granting of loans to facilitate the exercising of options. The Corporation’s Executive Share Purchase and Ordinary Share Loans existed at July 30, 2002 and are exempt under the policy. No new credit or any modification of the terms of the credit granted at July 30, 2002 has been made.
The following table provides the aggregate indebtedness outstanding at August 10, 2007 to CHC of the current and former directors, officers and employees of the Corporation (and its subsidiaries):

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Aggregate Indebtedness ($)
	To the Corporation
Purpose	or its subsidiaries	To another entity
Executive Share Purchase Loans (A loan program)	1,206,210	—
Ordinary share loan	33,000,000	—
Effective July 30, 2002 the Corporation had two types of loans outstanding to officers of the Corporation that are exempted under the policy and are described below.
The following table provides details of the indebtedness of individual current and proposed directors and officers of the Corporation (and their respective associates) in connection with the Executive Share Purchase Loan Program and the Ordinary Share Loan, both of which are described in detail following the table.

				Financially
		Largest		assisted
		amount	Amount	securities
	Involvement	outstanding	outstanding	purchases		Amount
	of	during fiscal	at August 10,	during		forgiven
Name and	Corporation	year 2007	2007	fiscal 2007	Security for	during fiscal
principal position	or subsidiary	$	$	#	indebtedness	2007

EXECUTIVE SHARE PURCHASE LOANS (A loan program)

Sylvain Allard President & Chief Executive Officer, Proposed Nominee Director	Lender	277,067	236,189	—	An assignment of the shares or proceeds of vested options to acquire 100,000 Class A shares held by the executive, having an exercise price of $2.125 per share.	—

Christine Baird President, CHC Global Operations	Lender	34,980	28,021	—	A first lien on the Class A shares purchased under the program	—

THE ORDINARY SHARE LOAN

O.S. Holdings Inc. (a corporation indirectly-wholly owned by the Estate of Craig L. Dobbin)	Lender	33,000,000	33,000,000	—	A lien in CHC’s favour on the purchased Ordinary Shares, together with certain other security (see below)	—
Executive Share Purchase Loan Program
On July 21, 2000, the Board, on the recommendation of the Compensation Committee and advice from independent compensation consultants, approved a long term incentive program (the “A loan program”) for certain members of senior management to permit them to participate in future appreciation of the shares of the Corporation and to bear the same risks as other shareholders. The A loan program enabled eligible senior

38

management to receive interest free loans to finance purchases of Class A Subordinate Voting Shares. The maximum amount of the loan available was based on a multiple of the employee’s base salary and ranged from 0.5 times base salary to a maximum of 2.0 times base salary, depending on position. The Chief Executive Officer was eligible for the maximum multiple of 2.0 times base salary. Although indebtedness is remaining outstanding under this program, no further loans are being made under it. The outstanding loans are secured by the financed shares (except in the case of certain executives of the Corporation where the Board, in April 2002, approved the assignment of the shares or proceeds arising from certain vested options to constitute security in the place of shares as security for outstanding A loans, as detailed above), require minimum annual loan repayments of 5% of the loan principal amount and are fully payable on termination of employment or sale of the financed shares or the exercise of share options taken as security and sale of shares arising therefrom, as the case may be.
The Ordinary Share Loan
On December 9, 1997, the Corporation issued 11,000,000 (now 22,000,000 as a result of the stock split) Ordinary Shares to O.S. Holdings Inc. for an aggregate consideration of $33,000,000 (the “Ordinary Share Loan”). O.S. Holdings Inc. is a corporation wholly owned by 10644 Newfoundland Inc. (“Holdco”), which is a corporation wholly owned by the Estate of Craig L. Dobbin. On December 9, 1997, the Corporation made a loan to O.S. Holdings Inc. of $33,000,000 to enable it to purchase these Ordinary Shares. The loan is repayable upon demand and does not bear interest unless the principal amount thereof (or the lesser portion demanded) has not been repaid within two business days following demand therefore, after which time the principal amount thereof (or the portion demanded) would bear interest at a rate equal to the Canadian “prime rate” plus 5%. These Ordinary Shares were issued to give effect to an undertaking provided by the Corporation to U.K. regulatory authorities in connection with the foreign ownership requirements of European legislation applicable to the Corporation’s then U.K. operating subsidiary, Brintel Helicopters Limited (“Brintel”). The issuance of Ordinary Shares to O.S. Holdings Inc. was intended to increase the amount of equity share capital of the Corporation held by European nationals (Mr. Dobbin was, and each of the beneficiaries of his Estate is, a citizen of both Canada and Ireland) and to establish that Brintel was entitled to maintain its operating license. The transaction involving the issuance of the Ordinary Shares (including the making of the loan) was approved by shareholders of the Corporation at a meeting held on December 9, 1997.
The loan is secured by a lien in the Corporation’s favour over the Ordinary Shares. Further, Holdco has guaranteed the obligations of O.S. Holdings Inc. to the Corporation and has pledged the shares of O.S. Holdings Inc. owned by it in favour of the Corporation as security for such guarantee. Craig L. Dobbin guaranteed the obligations of each of O.S. Holdings Inc. and Holdco to the Corporation and pledged the shares of Holdco owned by him in favour of the Corporation as security for such guarantee. As a result of Mr. Dobbin’s death, the Corporation’s recourse is against his estate in connection with the repayment of the loan and such guarantee is limited to the realization of the shares of Holdco held by his estate.

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Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs
There was no indebtedness other than under securities purchase programs to the Corporation by any current and former officers, directors and employees of the Corporation (and their respective associates) as at August 10, 2007.
FEES PAID TO ERNST & YOUNG LLP
For the years ended April 30, 2007 and 2006, amounts incurred by the Corporation in connection with services provided by its auditors, Ernst & Young LLP (“E&Y”), were as follows:

($ millions)	2007	2006
Audit Fees	$3.5	$1.6
Audit-Related Fees	0.2	0.1
Tax Fees	0.9	0.9
All Other Fees	0.1	—
Total	$4.8	$2.7
Audit Fees — consists of fees charged for the work necessary for the external auditor to render an opinion on the consolidated financial statements of the Corporation and the financial statements of its subsidiaries. In fiscal 2006 and 2007 audit services consisted of services provided by E&Y in connection with expressing an opinion on the Corporation’s consolidated financial statements and also on the financial statements of the Corporation’s subsidiaries in jurisdictions where such audits are required by company legislation or where such audits are required under other agreements. In fiscal 2007 audit services included the provision of services in connection with expressing an opinion on management’s assessment of internal control over financial reporting together with E&Y’s assessment of the Corporation’s internal control over financial reporting.
Audit-Related Fees— consists primarily of fees for assurance and related services that are reasonably related to the performance of the audit of the Corporation’s financial statements.
Tax Fees— consists of fees incurred in connection with tax compliance, tax planning, tax outsourcing, and tax advice provided to the Corporation and its subsidiaries. Tax services in both years include fees incurred with E&Y in connection with ongoing tax planning and other initiatives being considered by the Corporation.
All Other Fees — includes fees for services which are not audit, audit-related, or tax services, but which are not prohibited services.
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and concluded that the level of services provided during 2007 would not impact the independence of the auditors. The Audit Committee has adopted a policy that prohibits the Corporation from

40

engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the Audit Committee for other permissible categories of non-audit services, such categories as determined by SEC rules. To facilitate the pre-approval of audit and non-audit services between meetings of the Committee, the Audit Committee has detailed procedures that permit this responsibility to be delegated to the Chair of the Committee, who will present any amounts pre-approved at the next meeting of the Committee for ratification.
DIRECTORS AND OFFICERS INSURANCE
The Corporation has purchased and maintains a policy of insurance for the benefit of directors and officers as permitted by the CBCA and the Corporation’s by-laws. The policy insures directors and officers, in their capacities as directors and officers of the Corporation, or in their capacities as directors and officers of other corporations where they have acted in that capacity at the request of the Corporation, against certain liabilities incurred by them, except where the liability relates to the failure by the director or officer to act honestly, in good faith and with a view to the best interests of the Corporation or the other corporation, as the case may be.
The policy obtained provided for U.S. $45 million of coverage for directors and officers of the Corporation on an aggregate basis. Such policy is subject to a deductible of U.S. $100,000 per incident. The cost of coverage for the period commencing on July 1, 2006 and ending on October 15, 2007 on an aggregate basis was $648,181.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
In the normal course of business, the Corporation enters into transactions with related parties.
During fiscal 2000, in connection with securing tender credit facilities, the Corporation received an unsecured, subordinated, convertible 12% loan in the amount of $5.0 million from Discovery Helicopters Inc., an affiliate of the late Craig L. Dobbin, who at that time was the Corporation’s controlling shareholder. This loan was subordinated to the Corporation’s senior credit facilities and its senior subordinated notes. The loan was convertible into Class A Subordinate Voting Shares at $3.63 per share at anytime at the option of Discovery. Discovery exercised its conversion option on April 15, 2007 and was issued 1,379,310 Class A Subordinate Voting Shares. Interest expense of $735,002 was recorded on the loan during the fiscal year ended April 30, 2007.
COMMUNICATIONS AND DISCLOSURE POLICIES
The Board approves the Corporation’s annual consolidated financial statements and annual MD&A; news releases involving the dissemination of quarterly financial information; quarterly reports to shareholders; and the content of the Corporation’s other significant public disclosure documents. These and other prescribed documents are available on the Canadian regulatory electronic database known as “SEDAR” at www.sedar.com. The Corporation has also established and maintains a corporate web site (www.chc.ca) that includes, among other things, an investor relations section containing past annual and quarterly reports, press releases, and investor presentations. Financial information regarding the Corporation is provided in the Corporation’s annual

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financial statements and annual MD&A for the period ending April 30, 2007. Shareholders may contact the Corporation to request copies of the financial statements and MD&A as follows:

(i)	e-mail: investorinfo@chc.ca
(ii)	telephone:	604-276-7500
(iii)	mail:	CHC Helicopter Corporation
4740 Agar Drive
Richmond, British Columbia
V7B 1A3
Senior management of the Corporation meet periodically with institutional investors and industry analysts, and also make presentations at various industry conferences to facilitate a better understanding of matters that have been publicly disclosed. Presentations made at such investor conferences are available on the Corporation’s web site.
Following the dissemination of its financial results by way of news release, the Corporation holds a quarterly conference call. This broadcast is accessible on a live and recorded basis via telephone and the internet. Replay of the recorded calls is available for a period of time after the call. These conference calls allow investors and analysts to simultaneously listen to senior management presentations and ask questions via the telephone.
One-on-one meetings also take place occasionally with designated senior management and investors or analysts, with discussions limited to publicly disclosed information.
The Corporation also has an Investor Relations and Public Disclosure Policy which summarizes its policies and practices regarding disclosure of information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation.
RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING
Shareholders entitled to vote at the next annual meeting of shareholders in 2008 and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Corporation receives such proposal no later than June 1, 2008.

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DIRECTORS’ APPROVAL
The undersigned Vice-President, Legal Services & Corporate Secretary of the Corporation certifies that the contents and sending of this Circular have been approved by the Board of Directors of the Corporation.
/s/ Martin Lockyer
MARTIN LOCKYER
Vice-President, Legal Services
& Corporate Secretary
Dated: August 10, 2007

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SCHEDULE A
TEXT OF THE SPECIAL RESOLUTION TO
AMEND THE ARTICLES OF AMALGAMATION
“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1. The Articles of Amalgamation of the Corporation be and hereby are amended to change the province in which the registered office is situated from Newfoundland and Labrador to British Columbia.
2. Any officer or director of the Corporation be and hereby is authorized to execute and deliver Articles of Amendment to the Director appointed under the Canada Business Corporations Act and to sign and execute all other documents and do all other things necessary or advisable in connection with the foregoing.

A-1

Schedule B
Statement of Corporate Governance Practices

1. Board of Directors
(a) Disclose the identity of directors who are independent.	The Board has determined that nine of the ten nominee directors are “independent” within the meaning of NI 58-101. The nine independent directors are Mark Dobbin, Craig C. Dobbin, Sir Bob Reid, Dr. Jack Mintz, Dr. John Kelly, Don Carty, Guylaine Saucier, William Stinson and George Gillett, Jr.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Sylvain Allard is not considered “independent” under NI 58-101 and under the NYSE Listing Standards because he is the President and Chief Executive Officer of the Corporation.

(c) Disclose whether or not a majority of the directors are independent. If a majority is not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
The Board has determined that a majority, namely nine, of the ten proposed directors are independent. The Corporation has adopted governance guidelines consistent with NP 58-201, which provide, among other things, that a majority of the board must be independent directors.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
The following directors currently serve on the board of directors of the following reporting issuers:
Don Carty — Barrick Gold Corporation and Dell Inc.,;
Guylaine Saucier — Petro-Canada Inc., Bank of Montreal, Areva and AXA Assurance.
Jack Mintz — Imperial Oil Limited and Brookfield Asset Management Inc.;
William Stinson — Westshore Terminals Inc.;
Sir Bob Reid — Intercontinental Exchange Service Inc.;

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of such meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
The Board has appointed Sir Bob Reid, an independent director under applicable securities laws, as its Lead Director. In accordance with the written mandate of the Board, the independent directors of the Board hold an in camera session of the Board without non-independent members of the Board and management in attendance at each in-person meeting of the Board. The independent members of the Board have held 4 such in camera sessions since May 1, 2006. The three Committee of the Board are composed entirely of independent directors.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Mark Dobbin, the non-executive Chairman, is an independent director. The Board has appointed Sir Bob Reid as its Lead Director. The Corporation has adopted a written description of the roles and responsibilities of the Lead Director. The Lead Director is designated by the Board to lead the Board to fulfill its duties effectively, efficiently and independent of management. The role and responsibilities of the Lead Director include the following:

• ensure the Board works as a cohesive team;

•oversee the provision to the Board of adequate resources, including full, timely and relevant information to support its decision-making requirements;

•oversee a process to monitor legislation and best practices which relate to the responsibilities of the Board, to assess the effectiveness of the overall Board, its committees and individual directors on a regular basis;

•provide input to the Chairman on preparation of agendas for Board and committee meetings;

•consult with the Chairman and the other Board members on the effectiveness of Board committees;

•ensure that independent directors have adequate opportunities to meet to discuss issues without management present;

•chair Board meetings when the Chairman is not in attendance;

•oversee delegated committee functions and reports of the Committee to the Board — e.g. CEO performance assessment, CEO and Board succession planning and strategic planning;

•chair in camera meetings of the Board, without management present, at every Board meeting when requested by the other independent Board members; and

•communicate to management, as appropriate, the results of private discussions among outside directors.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for each director for all board and committee meetings held since the beginning of the year ended April 30, 2007 is set out in the Circular under the heading “Directors’ Meetings”.

2. Mandate of the Board of Directors Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	The Board has responsibility for the stewardship of the Corporation and for overseeing the operation of the business of the Corporation. A copy of the Charter of the Board of Directors is attached as Schedule C to the Circular.

3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed a written position description for the Lead Director. The role and responsibilities of the Lead Director are set out in Section 1(f) of this Schedule B. There are no specific position descriptions for the chair of each board committee, however, the Board has adopted written mandates for each of its standing committees. These mandates set out the responsibilities of each committee and the chair of each committee is responsible to ensure that these responsibilities are carried out.

(b) Disclose whether or not the board and the CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The Board has developed a written description of the role and responsibilities of the Chief Executive Officer.

4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding:
(i) the role of the board, its committees and its directors, and
(ii) the nature and operation of the issuer’s business.
Each new director is given an opportunity as soon as practicable to meet with appropriate senior and operational management of the Corporation to receive relevant information on the operation of the Board and the business of the Corporation and its divisions.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Presentations are made to the Board as required on business, accounting, tax and legal matters impacting upon the Corporation and its business. Board meetings are periodically held at locations where the Corporation’s operations are located so that Directors have an opportunity to meet operational management. Each divisional president makes an annual presentation to the Board on matters concerning their division.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i) disclose how a person or company can obtain a copy of the code;
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Board has adopted a written code of ethics for the Corporation.

The code of ethics is available on the Corporation’s website www.chc.ca and on SEDAR at www.sedar.com.

The Board and management of the Corporation monitor compliance with the code. All directors, officers, employees and consultants are encouraged to report violations of the code in accordance with the procedures set forth in the Corporation’s whistleblower policy, which provides for the prompt reporting of any violations to the Vice President of Internal Audit or the Corporate Secretary.

No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the code.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c) Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.	The Board has reviewed and approved a disclosure policy, whistleblower policy and foreign corrupt practices compliance policy for the Corporation.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance, Compensation and Nominating Committee is responsible to assess board effectiveness, identify any skill gaps in the Board and recommend new candidates for the Board.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Corporate Governance, Compensation and Nominating Committee is composed entirely of independent directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities of the Corporate Governance, Compensation and Nominating Committee include assessing the current composition of the Board in light of the characteristics of independence, skills, experience and availability of service to the Corporation of its members and of anticipated needs, identifying and recommending to the Board nominees for election, re-election, or appointment to the Board, advising the Board periodically with respect to significant developments in corporate governance and making recommendations to the Board on all matters of corporate governance, reviewing the compensation arrangements for directors and officers of the Corporation and making recommendations to the Board on compensation matters, assisting the Board in its self evaluation process and monitoring compliance with the Corporation’s code of ethics

7. Compensation (a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Corporate Governance, Compensation and Nominating Committee reviews the compensation of directors and officers on a periodic basis having regard to information available with respect to comparable corporations.

(b) Disclosure whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Corporate Governance, Compensation and Nominating Committee is composed of entirely independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	These are described in item 6(c) of this Schedule B.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Mercer Human Resources Consulting was retained in the fall of 2006 to conduct a review of market compensation practices for boards of directors. In March 2007, Mercer Human Resources Consulting was retained to conduct a review of market compensation for executive officers of the Corporation

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board has established a Pension Committee to advise the Board on matters relating to the pension plans of the Corporation and its subsidiaries.

9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If the assessments are not regularly conducted, described how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
The Corporate Governance, Compensation and Nominating Committee is responsible for regular assessment of the Board and its committees. The Committee conducts regular surveys of the directors to illicit the information that it considers appropriate to form a proper opinion on the effectiveness of the Board.

Schedule C
Mandate of the Board of Directors
1.0     Composition
The Board should consist of a minimum of three (3) and a maximum of twelve (12) directors, a majority of whom are unrelated and independent as determined by the Board having regard to applicable regulatory and stock exchange requirements. The composition of the Board should provide for continuity of membership and committee operation, while at the same time allowing fresh perspectives to be added.
2.0     Authority
The Board has the authority to access information and investigate any activity of the Company. Individual directors, with the approval of the Chair, lead director or the appropriate committee Chair, may, at the Company’s expense, retain persons having special expertise to assist in fulfilling his or her responsibilities.
3.0     Board Responsibilities
The Board has responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, will assume responsibility for the following matters:
I.	The approval and review of a strategic plan which takes into account, among other things, the opportunities and risks of the business, which plan shall be reviewed and approved by the Board at least annually;

II.	Review of the processes utilized by management with respect to risk assessment and management, the identification by management of the principal risks of the business of the Corporation and the implementation by management of appropriate systems to manage such risks;

III.	Succession planning for the CEO and senior management;

IV.	Oversight of the evaluation and compensation of the Company’s senior executives;

V.	Periodic review of the Company’s Public Disclosure and Investor Relation’s Policy;

VI.	Establishment and monitoring of corporate governance and ethical conduct standards for the Company;

VII.	Oversight of mergers and acquisitions and other significant investments being considered by the Company, and their relationship to the strategic plan;

VIII.	Identification of directors to serve as members and chairs of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Pension Committee and such other committees of the Board as may be established from time to time;

IX.	Review of recommendations from the Corporate Governance and Nominating Committee regarding proposed candidates for election or appointment to the Board;

X.	Provide general oversight and advice to senior management; and

XI.	Oversight of the establishment by management of an adequate system of internal controls and management information systems.
4.0     Independence
The Board shall from time to time establish guidelines to determine the independence of directors having regard to applicable regulatory and stock exchange requirements.
Each director is responsible for ensuring that all factors that could impact their independence are disclosed to the Board and discussed on a timely basis. Annually (or sooner, when circumstances change) each director will be required to declare in writing any facts that may impair their independence. At least annually, or when new information pertaining to a particular director is reported to the Board by the director, the Board shall make a determination as to the independence of each individual director.
5.0     Lead Director
Annually the Board will appoint one of the independent directors to serve in the role of Lead Director. The Lead Director will have such duties and responsibilities as the Board may from time to time determine.
6.0     Meetings
The Board should meet on a regular basis (at least quarterly). Special meetings may be convened at the request of any director or at the request of management. At each Board meeting time will be provided on the agenda for the independent directors to meet without management or any non-independent directors present.
7.0     Decisions Requiring Board Approval
In addition to the responsibilities outlined above, Board approval is required for the following items:
•	Filings with Canadian and United States securities regulators;

•	Annual financial statements;

•	New debt obligations or material amendments to existing obligations;

•	Issue of capital stock;

•	Guarantees provided by the Company to CHC subsidiaries with respect to contracts, debt, leases;

•	Annual budget;

•	Establishment and amendments to Employee Share Purchase and Employee Share Option plans;

•	Director and executive management compensation plans;

•	Capital expenditures of more than $10 million;

•	Changes to the Company’s Code of Business Conduct and Ethics and any waivers under such code;

•	Establishment and approval of changes to mandates for the Committees of the Board;

•	Appointment of members to Board committees;

•	Appointment of officers of the Company;

•	Sale or disposal of significant assets or operations;

•	Offers to acquire significant assets or operations;

•	Restructuring of legal entities and/or inter-company loan agreements.
8.0     Expectations of Management
The Board will establish and monitor its expectations of management through the strategic planning and annual budget process and through other performance targets established annually.
9.0     Self-Assessment
Annually the Board will undertake a self-assessment as a whole based on its responsibilities outlined in this mandate in addition to such other factors as the Board may from time to time determine.
10.0     Shareholder Feedback
To ensure it is effectively fulfilling its responsibilities to shareholders, the Board encourages shareholders to communicate any feedback directly to the Chairman or Lead Director.
Nothing in this mandate is intended, or may be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.
11.0     Board of Directors
Meeting Outline

	Q1	Q2	Q3	Q4

Strategic Planning
· Review and approve Strategic Plan			X

Annual Board Review
· Review the Board mandate	X
· Review results of Board/Committee self-evaluation	X
· Review results of director independence certifications	X
· Approve amendments to Committee mandates		X

Appointments
· Approve recommendations for directors			X
· Approve committee members	X
· Approve changes to officers	X	X	X	X
· Appointment of lead director		X

	Q1	Q2	Q3	Q4

Communications
· Review Public Disclosure and Investor Relations Policy			X
· Receive update on any shareholder feedback	X	X	X	X

Code of Ethics and Business Conduct
· Receive reports on any non-compliance	X	X	X	X
· Review reports of annual review of the Code	X
· Approve any waivers for officer/directors	X	X	X	X

Risk Management
· Review and approve Risk Management Strategy				X
· Receive update on major risks	X	X	X	X

Financial and Regulatory Documents
· Review and approve Budget				X
· Review and approve Audited Consolidated F/S	X
· Review and approve annual MD&A	X
· Review and approve Form 20-F/AIF		X
· Review and approve Information Circular		X
· Review and approve proxy materials		X

Compensation
· Approve compensation for senior management			X
· Approve compensation for directors				X
· Approve Option and/or SAR grants			X
· Approve amendments to compensation plans		X

	Q1	Q2	Q3	Q4

Committee Updates
· Audit	X	X	X	X
· Compensation	X	X	X	X
· Nominating and Governance	X	X	X	X
· Pension	X	X	X	X

Capital Expenditures
· Approve capital expenditures greater than $50 million	X	X	X	X

Management Updates
· Operations	X	X	X	X
· Current Initiatives	X	X	X	X
· Financial	X	X	X	X

Auditor Appointment
· Receive recommendations from Audit Committee				X

Independent Directors
· Meeting of non-management directors	X	X	X	X
· Receive update from lead director	X	X	X	X

CHC HELICOPTER CORPORATION PROXY Class A Subordinate Voting Shares Annual and Special Meeting of Shareholders September 12, 2007
     The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive Officer of the Corporation or, failing him, Rick Davis, Senior Vice President and Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them, ___________________________ as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held on Wednesday, September 12, 2007 at the Marriott Toronto Downtown Eaton Centre Hotel, 525 Bay Street, Toronto, Ontario at 5:00 p.m. (Toronto time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:

1.	The election of directors of the Corporation:

		For ☐	Withhold from Voting ☐

2.	The reappointment of Ernst & Young, LLP as auditors of the Corporation and authorizing the Board of Directors to fix their remuneration:

		For ☐	Withhold from Voting ☐

3.	To change the province in which the registered office of the Corporation is situated:

		For ☐	Vote Against ☐

4.	At the nominee’s discretion:

	a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

	b)	on any other matters that may properly come before the Meeting or any adjournments thereof.
For further information, please see the accompanying Management Information Circular.
Dated this _______________ day of ________________, 2007.
Control Number:

Name of Shareholder	Signature of Shareholder
Return this Proxy
By Internet
•	Go to www.eproxyvoting.com/chcclassa

•	You will be prompted to enter the 13 digit Control Number located on the left side of this proxy.

•	Follow the instructions. Additional information is available in the accompanying Management Information Circular. See “Voting Instructions”.
By Mail
•	Complete and sign the form of proxy and deliver it or return it by mail in the envelope provided.
Notes:
1.	This proxy is solicited by and on behalf of the management of the Corporation.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 6:00 p.m. (Toronto time) on Monday, September 10, 2007, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 721, Agincourt, Ontario, M1S 0A1.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company at 1-866-781-3111 (North America) or 416-368-2502.
TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.

CERTIFICATION CLASS A SUBORDINATE VOTING SHARES
In order to assist CHC Helicopter Corporation in monitoring Canadian ownership for the purposes of the Canada Transportation Act all shareholders are requested to complete the following section:
are ☐

The shares represented by this proxy or voting information form:	owned and controlled by Canadians.
are not ☐
For the purposes of the foregoing:
(a)	“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may be regulation specify, of the voting interests are owned and controlled by Canadians; and

(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	cancelling a decision allowing his or her claim for refugee protection; or

(3)	cancelling a decision allowing his or her application for protection.
Dated this                                          day of                                          , 2007.

Name of Shareholder	Signature of Shareholder

CHC HELICOPTER CORPORATION PROXY Class B Multiple Voting Shares Annual and Special Meeting of Shareholders September 12, 2007
     The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive Officer of the Corporation or, failing him, Rick Davis, Senior Vice President and Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them, ___________________________ as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held on Wednesday, September 12, 2007 at the Marriott Toronto Downtown Eaton Centre Hotel, 525 Bay Street, Toronto, Ontario at 5:00 p.m. (Toronto time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:

1.	The election of directors of the Corporation:

		For ☐	Withhold from Voting ☐

2.	The reappointment of Ernst & Young, LLP as auditors of the Corporation and authorizing the Board of Directors to fix their remuneration:

		For ☐	Withhold from Voting ☐

3.	To change the province in which the registered office of the Corporation is situated:

		For ☐	Vote Against ☐

4.	At the nominee’s discretion:

	a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

	b)	on any other matters that may properly come before the Meeting or any adjournments thereof.
For further information, please see the accompanying Management Information Circular.
Dated this _______________ day of ________________, 2007.
Control Number:

Name of Shareholder	Signature of Shareholder
Return this Proxy
By Internet
•	Go to www.eproxyvoting.com/chcclassb

•	You will be prompted to enter the 13 digit Control Number located on the left side of this proxy.

•	Follow the instructions. Additional information is available in the accompanying Management Information Circular. See “Voting Instructions”.
By Mail
•	Complete and sign the form of proxy and deliver it or return it by mail in the envelope provided.
Notes:
1.	This proxy is solicited by and on behalf of the management of the Corporation.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 6:00 p.m. (Toronto time) on Monday, September 10, 2007 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 721, Agincourt, Ontario, M1S 0A1.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company at 1-866-781-3111 (North America) or 416-368-2502.
TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.

CERTIFICATION CLASS B MULTIPLE VOTING SHARES
In order to assist CHC Helicopter Corporation in monitoring Canadian ownership for the purposes of the Canada Transportation Act all shareholders are requested to complete the following section:
are ☐

The shares represented by this proxy or voting information form:	owned and controlled by Canadians.
are not ☐
For the purposes of the foregoing:
(a)	“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may be regulation specify, of the voting interests are owned and controlled by Canadians; and

(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	cancelling a decision allowing his or her claim for refugee protection; or

(3)	cancelling a decision allowing his or her application for protection.
Dated this                                          day of                                          , 2007.

Name of Shareholder	Signature of Shareholder

CHC HELICOPTER CORPORATION PROXY Ordinary Shares Annual and Special Meeting of Shareholders September 12, 2007
     The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive Officer of the Corporation or, failing him, Rick Davis, Senior Vice President and Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them, ___________________________ as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held on Wednesday, September 12, 2007 at the Marriott Toronto Downtown Eaton Centre Hotel, 525 Bay Street, Toronto, Ontario at 5:00 p.m. (Toronto time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:

1.	The election of directors of the Corporation:

		For ☐	Withhold from Voting ☐

2.	The reappointment of Ernst & Young, LLP as auditors of the Corporation and authorizing the Board of Directors to fix their remuneration:

		For ☐	Withhold from Voting ☐

3.	To change the province in which the registered office of the Corporation is situated:

		For ☐	Vote Against ☐

4.	At the nominee’s discretion:

	a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

	b)	on any other matters that may properly come before the Meeting or any adjournments thereof.
For further information, please see the accompanying Management Information Circular.
Dated this _______________ day of ________________, 2007.
Control Number:

Name of Shareholder	Signature of Shareholder
Notes:
1.	This proxy is solicited by and on behalf of the management of the Corporation.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 6:00 p.m. (Toronto time) on Monday, September 10, 2007, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 721, Agincourt, Ontario, M1S 0A1.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company at 1-866-781-3111 (North America) or 416-368-2502.
TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.

CERTIFICATION ORDINARY SHARES
In order to assist CHC Helicopter Corporation in monitoring Canadian ownership for the purposes of the Canada Transportation Act all shareholders are requested to complete the following section:
are ☐

The shares represented by this proxy or voting information form:	owned and controlled by Canadians.
are not ☐
For the purposes of the foregoing:
(a)	“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may be regulation specify, of the voting interests are owned and controlled by Canadians; and

(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	cancelling a decision allowing his or her claim for refugee protection; or

(3)	cancelling a decision allowing his or her application for protection.
Dated this                                          day of                                          , 2007.

Name of Shareholder	Signature of Shareholder

Dear Shareholder:
As a shareholder of CHC Helicopter Corporation, you may choose to receive our interim financial statements, annual financial statements, or both. You may do so by simply completing the information below and returning this notice to the address below.
Offering you the option to receive our financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Our financial reports and other shareholder information are also available to you electronically at www.chc.ca or on SEDAR at www.sedar.com.
As long as you remain a shareholder, you will receive this notice each year and will be asked to renew your request to receive our financial reports.
If you do not reply to this request, you will not be sent the 2008 annual financial statements and related MD&A or the 2008 interim financial statements and related MD&A.
Request for Financial Reports To:
CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Fax: 416-643-5501
2008 annual financial statements and related MD&A           ☐
2008 interim financial statements and related MD&A           ☐
Please Print
Name:

Postal Code / Zip Code

We encourage you to submit your request online at
www.cibcmellon.com/financialstatements
Company Code Number: 1247A

Dear Shareholder:
As a shareholder of CHC Helicopter Corporation, you may choose to receive our interim financial statements, annual financial statements, or both. If you choose to receive our annual financial statements please follow the instructions on the Voting Instruction Form enclosed. If you choose to receive our interim financial statements please do so by simply completing the information below and returning this notice to the address below.
Offering you the option to receive our financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Our financial reports and other shareholder information are also available to you electronically at www.chc.ca or on SEDAR at www.sedar.com.
As long as you remain a shareholder, you will receive this notice each year and will be asked to renew your request to receive our financial reports.
If you do not reply to this request, you will not be sent the 2008 interim financial statements and related MD&A.
Request for Financial Reports To:
CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9 Fax: 416-643-5501
2008 interim financial statements and related MD&A           ☐
Please Print
Name:

Postal Code / Zip Code

We encourage you to submit your request online at
www.cibcmellon.com/financialstatements
Company Code Number: 1247A

1 OF 2 P12345 E 271000 34 G: 123456 O:4B S: 020 R:3 M:1 VOTINGINSTRUCTIONFORM CHC HELICOPTER CORPORATION (THE “CORPORATION”) MEETING TYPE: ANNUAL AND SPECIAL MEETING MEETING DATE: WEDNESDAY,SEPTEMBER 12,2007 AT 5:00 PM EDT RECORD DATE: AUGUST 1,2007 CONTROL NO: 999999999999 CUID: 01234 C73 ACCOUNT NO: 0123456789 PROXYDEPOSIT DATE: SEPTEMBER 10,2007 CUSIP: 12541C203 WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. R1 VOTE BY INTERNET: GO TO: WWW.PROXYVOTE.COM Your 12-digit control number is located above. VOTE BY TELEPHONE: *NOT AVAILABLE* VOTE BY MAIL: This voting instruction form may be returned by mail in the BROKER LOGO envelope provided. T2-102605 VOTE BY FACSIMILE: 905-507-7793 or 514-281-8911. BROKER ADDRESS 123 ANY STREET ANY CITY, PROVINCE A1A 1A1 JOHN SAMPLE 123 ANY STREET ANY CITY, PRO A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX APPOINTEE(S) SYLVAIN A. ALLARD, OR FAILING HIM, RICK DAVIS, OR FAILING HIM, MARTIN J. LOCKYER IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND,VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF,OTHER THAN THE PERSON(S) SPECIFIED ABOVE,PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW. 1234567890123456789012345678 CONTROL NO. Ô 999999999999 999999999 PLEASE PRINT APPOINTEE NAME *SEE VOTING INSTRUCTIONS ON REVERSE* ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES 1 THE ELECTION OF DIRECTORS OF THE CORPORATION. FOR WITHHOLD 2 THE REAPPOINTMENT OF ERNST & YOUNG,LLP AS AUDITORS OF THE CORPORATION FOR WITHHOLD AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION. 3 TO CHANGE THE PROVINCE IN WHICH THE REGISTERED OFFICE OF THE CORPORATION IS FOR AGAINST SITUATED. 4 IN ORDER TO ASSIST CHC HELICOPTER CORPORATION IN MONITORING CANADIAN OWNERSHIP FOR THE PURPOSES OF THE CANADA TRANSPORTATION ACT ALL SHAREHOLDERS ARE REQUESTED TO COMPLETE THE FOLLOWING SECTION: THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM: ARE OWNED AND CONTROLLED BY CANADIANS. ARE NOT FOR THE PURPOSES OF THE FOREGOING: (A) “CANADIAN” MEANS A CANADIAN CITIZEN OR A PERMANENT RESIDENT OF CANADA WITHIN THE MEANING OF THE IMMIGRATION AND REFUGEE PROTECTION ACT (THE “IMMIGRATION ACT”),A GOVERNMENT IN CANADA OR AN AGENT THEREOF OR A CORPORATION OR OTHER ENTITY THAT IS INCORPORATED OR FORMED UNDER THE LAWS OF CANADA OR A PROVINCE,THAT IS CONTROLLED IN FACT BY CANADIANS AND OF WHICH AT LEAST SEVENTY-FIVE PERCENT,OR SUCH LESSER PERCENTAGE AS THE GOVERNOR IN COUNCIL MAY BE REGULATION SPECIFY,OF THE VOTING INTERESTS ARE OWNED AND CONTROLLED BY CANADIANS;AND (B) “PERMANENT RESIDENT”,WITHIN THE MEANING OF THE IMMIGRATION ACT,MEANS A PERSON WHO HAS ACQUIRED PERMANENT RESIDENT STATUS AND HAS NOT: UNDER SECURITIES REGULATIONS,SECURITYHOLDERS MAY ELECT ANNUALLY TO YES NO (I) BECOME A CANADIAN CITIZEN; RECEIVE THE ANNUAL FINANCIAL STATEMENTS AND MD&A BY MAIL.INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX PROVIDED. (II) HAD A REMOVAL ORDER MADE AGAINST HIM OR HER;OR (III) HAD A FINAL DETERMINATION MADE AGAINST HIM OR HER: *NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. (1) FOR FAILING TO COMPLY WITH THE APPLICABLE RESIDENCY OBLIGATIONS; *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR. (2) CANCELLING A DECISION ALLOWING HIS OR HER CLAIM FOR REFUGEE PROTECTION;OR REQUEST FOR LEGAL PROXY: DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM. (3) CANCELLING A DECISION ALLOWING HIS OR HER APPLICATION FOR PROTECTION. DATE (DD/MM/YY) SIGNATURE(S) *INVALID IF NOT SIGNED*

VOTING INSTRUCTION FORM CHC HELICOPTER CORPORATION (THE “CORPORATION”) R1 VOTE BY INTERNET: GO TO: WWW.PROXYVOTE.COM VOTE BY TELEPHONE: *NOT AVAILABLE* VOTE BY MAIL: This voting instruction form may be returned by mail in the envelope provided. WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. MEETING TYPE: ANNUAL AND SPECIAL MEETING MEETING DATE: WEDNESDAY,SEPTEMBER 12,2007 AT 5:00 PM EDT RECORD DATE: AUGUST 1,2007 PROXY DEPOSIT DATE: SEPTEMBER 10,2007 A/C ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES THE ELECTION OF DIRECTORS OF THE CORPORATION. FOR WITHHOLD THE REAPPOINTMENT OF ERNST & YOUNG,LLP AS AUDITORS OF THE CORPORATION FOR WITHHOLD AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION. TO CHANGE THE PROVINCE IN WHICH THE REGISTERED OFFICE OF THE CORPORATION IS FOR AGAINST SITUATED. IN ORDER TO ASSIST CHC HELICOPTER CORPORATION IN MONITORING CANADIAN OWNERSHIP FOR THE PURPOSES OF THE CANADA TRANSPORTATION ACT ALL SHAREHOLDERS ARE REQUESTED TO COMPLETE THE FOLLOWING SECTION: THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM: ARE OWNED AND CONTROLLED BY CANADIANS. ARE NOT FOR THE PURPOSES OF THE FOREGOING: (A) “CANADIAN” MEANS A CANADIAN CITIZEN OR A PERMANENT RESIDENT OF CANADA WITHIN THE MEANING OF THE IMMIGRATION AND REFUGEE PROTECTION ACT (THE “IMMIGRATION ACT”),A GOVERNMENT IN CANADA OR AN AGENT THEREOF OR A CORPORATION OR OTHER ENTITY THAT IS INCORPORATED OR FORMED UNDER THE LAWS OF CANADA OR A PROVINCE,THAT IS CONTROLLED IN FACT BY CANADIANS AND OF WHICH AT LEAST SEVENTY-FIVE PERCENT,OR SUCH LESSER PERCENTAGE AS THE GOVERNOR IN COUNCIL MAY BE REGULATION SPECIFY,OF THE VOTING INTERESTS ARE OWNED AND CONTROLLED BY CANADIANS;AND (B) “PERMANENT RESIDENT”,WITHIN THE MEANING OF THE IMMIGRATION ACT,MEANS A PERSON WHO HAS ACQUIRED PERMANENT RESIDENT STATUS AND HAS NOT: (I) BECOME A CANADIAN CITIZEN; (II) HAD A REMOVAL ORDER MADE AGAINST HIM OR HER;OR (III) HAD A FINAL DETERMINATION MADE AGAINST HIM OR HER: *NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. (1) FOR FAILING TO COMPLY WITH THE APPLICABLE RESIDENCY OBLIGATIONS; *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR. (2) CANCELLING A DECISION ALLOWING HIS OR HER CLAIM FOR REFUGEE PROTECTION;OR FILL IN THE BOX `` ´´ TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND (3) CANCELLING A DECISION ALLOWING HIS OR HER APPLICATION FOR VOTE THESE SHARES IN PERSON. PROTECTION. DATE (DD/MM/YY) SIGNATURE(S) [SIGNWITHINTHEBOX]

1 OF 2 P12345 E 271000 34 G: 123456 O:4B S: 020 R:3 M:1 VOTINGINSTRUCTIONFORM CHC HELICOPTER CORPORATION (THE “CORPORATION”) MEETING TYPE: ANNUAL AND SPECIAL MEETING MEETING DATE: WEDNESDAY,SEPTEMBER 12,2007 AT 5:00 PM EDT RECORD DATE: AUGUST 1,2007 CONTROL NO: 999999999999 CUID: 01234 C73 ACCOUNT NO: 0123456789 PROXYDEPOSIT DATE: SEPTEMBER 10,2007 CUSIP: 12541C302 WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. R1 VOTE BY INTERNET: GO TO: WWW.PROXYVOTE.COM Your 12-digit control number is located above. VOTE BY TELEPHONE: *NOT AVAILABLE* VOTE BY MAIL: This voting instruction form may be returned by mail in the BROKER LOGO envelope provided. T2-102605 VOTE BY FACSIMILE: 905-507-7793 or 514-281-8911. BROKER ADDRESS 123 ANY STREET ANY CITY, PROVINCE A1A 1A1 JOHN SAMPLE 123 ANY STREET ANY CITY, PRO A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX APPOINTEE(S) SYLVAIN A. ALLARD, OR FAILING HIM, RICK DAVIS, OR FAILING HIM, MARTIN J. LOCKYER IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND,VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF,OTHER THAN THE PERSON(S) SPECIFIED ABOVE,PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW. 1234567890123456789012345678 CONTROL NO. Ô 999999999999 999999999 PLEASE PRINT APPOINTEE NAME *SEE VOTING INSTRUCTIONS ON REVERSE* ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES 1 THE ELECTION OF DIRECTORS OF THE CORPORATION. FOR WITHHOLD 2 THE REAPPOINTMENT OF ERNST & YOUNG,LLP AS AUDITORS OF THE CORPORATION FOR WITHHOLD AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION. 3 TO CHANGE THE PROVINCE IN WHICH THE REGISTERED OFFICE OF THE CORPORATION IS FOR AGAINST SITUATED. 4 IN ORDER TO ASSIST CHC HELICOPTER CORPORATION IN MONITORING CANADIAN OWNERSHIP FOR THE PURPOSES OF THE CANADA TRANSPORTATION ACT ALL SHAREHOLDERS ARE REQUESTED TO COMPLETE THE FOLLOWING SECTION: THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM: ARE OWNED AND CONTROLLED BY CANADIANS. ARE NOT FOR THE PURPOSES OF THE FOREGOING: (A) “CANADIAN” MEANS A CANADIAN CITIZEN OR A PERMANENT RESIDENT OF CANADA WITHIN THE MEANING OF THE IMMIGRATION AND REFUGEE PROTECTION ACT (THE “IMMIGRATION ACT”),A GOVERNMENT IN CANADA OR AN AGENT THEREOF OR A CORPORATION OR OTHER ENTITY THAT IS INCORPORATED OR FORMED UNDER THE LAWS OF CANADA OR A PROVINCE,THAT IS CONTROLLED IN FACT BY CANADIANS AND OF WHICH AT LEAST SEVENTY-FIVE PERCENT,OR SUCH LESSER PERCENTAGE AS THE GOVERNOR IN COUNCIL MAY BE REGULATION SPECIFY,OF THE VOTING INTERESTS ARE OWNED AND CONTROLLED BY CANADIANS;AND (B) “PERMANENT RESIDENT”,WITHIN THE MEANING OF THE IMMIGRATION ACT,MEANS A PERSON WHO HAS ACQUIRED PERMANENT RESIDENT STATUS AND HAS NOT: UNDER SECURITIES REGULATIONS,SECURITYHOLDERS MAY ELECT ANNUALLY TO YES NO (I) BECOME A CANADIAN CITIZEN; RECEIVE THE ANNUAL FINANCIAL STATEMENTS AND MD&A BY MAIL.INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX PROVIDED. (II) HAD A REMOVAL ORDER MADE AGAINST HIM OR HER;OR (III) HA D A FINAL DETERMINATION MADE AGAINST HIM OR HER: *NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. (1) FOR FAILING TO COMPLY WITH THE APPLICABLE RESIDENCY OBLIGATIONS; *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR. (2) CANCELLING A DECISION ALLOWING HIS OR HER CLAIM FOR REFUGEE PROTECTION;OR REQUEST FOR LEGAL PROXY: DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM. (3) CANCELLING A DECISION ALLOWING HIS OR HER APPLICATION FOR PROTECTION. DATE (DD/MM/YY) SIGNATURE(S) *INVALID IF NOT SIGNED*

CHC Helicopter Corporation
2007 Annual Report

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
Dear Shareholders,
As Chief Executive, my first order of business is to extend my sincere thanks to my fellow CHC employees around the world who contributed to what was the busiest, most exciting year in our company’s history. Annual revenue increased for the eighth consecutive year to a record $1.15 billion. Operating income surpassed $115 million. However, the most significant development in fiscal 2007 was our investment in new technology aircraft, support functions and the training and recruitment of key personnel that will ensure long-term sustainable growth for CHC and its shareholders.
We acquired a record 40 additional aircraft during the year, making 2007 the launch pad for decades of efficient offshore operations. We faced significant challenges as we aggressively renewed our fleet with the advanced new aircraft types our customers are demanding, such as the Sikorsky S-92, AgustaWestland AW139 and Eurocopter EC155. These aircraft, along with the new Eurocopter EC225 due for delivery commencing in fiscal 2008, are the most advanced helicopters ever made, and are in high demand around the world.
We will continue to expand the fleet in 2008, and are well positioned for smooth flight operations and maintenance of the expanded fleet of aircraft. The Company has 71 new heavy and medium aircraft on order, plus options for an additional 12, with deliveries scheduled over the next five years to coincide with new and expanded customer contracts.
Growth projections in our core business of crew transportation support for the offshore oil and gas sector are very strong. Leading energy consultants are forecasting a 50 percent increase in offshore operating expenditures over the next five years, a measure that corresponds closely with demand for helicopter activity.
Much of this demand is expected to occur in our international markets, particularly West Africa, Southeast Asia and South America, where we are well positioned for growth. Revenue in our Global Operations division increased 33% in fiscal 2007, excluding the impact of foreign exchange, to $428 million. The division has invested heavily in aircraft and training to meet this demand and additional demand forecasted for 2008.
In Europe, we will see significant increases in activity from helicopter Search and Rescue (“SAR”) operations. During fiscal 2007, we completed a major transition project to prepare for a new UK SAR contract calling for the introduction of seven new aircraft commencing in July 2007. We are also participating in a major initiative to bid on a harmonized SAR tender for up to 25 aircraft commencing in 2012. Our presence in the oil and gas sector remains extremely strong, underscored by the July 2007 award of a major Statoil contract valued at more than $1 billion — the largest civilian helicopter services contract ever awarded.
During the year, we continued to invest in our Heli-One division to increase our capabilities for the support of new technology aircraft. We are completing a new 240,000 square-foot helicopter support facility near Vancouver, Canada, in order to repatriate further internal maintenance support functions and to generate additional earnings through third-party support. Our investment will lead to a more vertically integrated CHC, providing us with superior cost control and support capabilities unmatched in our industry.
In December 2006, CHC suffered a tragic accident, which involved the crash of an AS365N helicopter in the Irish Sea. This resulted in the loss of seven lives. Although the accident did not have a material financial impact on the Company, it did have a profound impact on the customer and our employees, and most significantly, on the family and friends of those who lost their lives. This event was an important reminder that although we have an industry leading safety record, it is critical that we continue to diligently monitor and improve our safety management systems and support our culture of continuous improvement.
Our vision is to be the world’s preferred supplier of offshore helicopter flight services and helicopter support services. We will continue to expand in line with global offshore industry expansion and will increase market share by expanding and leveraging our helicopter support and training functions. We will increase shareholder value through greater efficiencies in fleet support and improved margins associated with the introduction of higher value, new technology aircraft.
Sincerely,

Sylvain Allard
President & Chief Executive Officer

MESSAGE FROM THE CHIEF FINANCIAL OFFICER
Dear Shareholders,
As you know, CHC is currently experiencing a period of incredible growth, driven by our customers’ demand for new technology. The demand we are experiencing resulted in the addition of 40 new technology aircraft to our fleet in 2007, and a commitment to an additional 71 new helicopters (plus options) for delivery over the next five years.
As we expand our fleet and in-house maintenance repair and overhaul (“MRO”) capabilities, an increased investment in supporting assets is also necessary. This includes rotables and spare parts, working capital (accounts receivable and inventory) and other assets including our MRO facility expansion at Boundary Bay near Vancouver, Canada.
To finance this investment we have been successful in increasing the size and flexibility of our on-balance sheet senior credit facility, in Canada and other countries throughout the world. We have also been successful in financing our expanding fleet in new and innovative ways through lease facilities with various financial institutions.
We are and will continue to work hard to improve control of our increasing investment in working capital, including trade accounts receivable, accounts payable, inventory and other working capital items. Throughout 2007 we reduced the average days outstanding of our trade receivables and we are focused on further reductions in 2008. Our fiscal priority going forward continues to be the effective management and control of our growth.
As well, in 2007 we made a considerable investment to improve our internal controls and processes related to financial reporting. This investment resulted in a significant cost to CHC but also required an extraordinary effort from Corporate, Finance and Operational personnel throughout the world. I am pleased to report that as a result of our efforts we have been successful in achieving our 2007 SOX compliance objectives. We have concluded with our auditors that our controls are effective as at April 30, 2007.
We have achieved our SOX compliance objectives for 2007; however, our work is not complete. We will continue to work hard to embed controls into our everyday routines and organize work to improve the efficiency of our control and reporting processes.
Managed growth combined with improved financial controls will set the stage for long term sustainable improvements to our Company and its financial performance. It is an exciting time to be part of CHC as fleet and MRO expansion promise new and exciting opportunities.
Sincerely,

Rick Davis
Senior Vice-President & Chief Financial Officer

FINANCIAL HIGHLIGHTS

(in thousands of Canadian dollars, except per share amounts)	2007	2006 (ii)	2005 (ii)

Operating summary
Revenue	$1,149,107	$997,087	$954,242
Operating income	115,056	109,066	108,520
Net earnings from continuing operations	40,987	89,705	46,929
Net earnings from discontinued operations	2,167	1,005	9,590
Extraordinary item	810	—	—
Net earnings	43,964	90,710	56,519

Financial position
Working capital (i)	$210,344	$147,058	$110,203
Total assets	2,102,219	1,686,082	1,686,700
Total debt	840,576	624,050	624,479
Shareholders’ equity	551,280	490,734	460,148
Total debt to equity ratio	1.5:1	1.3:1	1.4:1

Per share
Average number of voting shares outstanding	42,819	42,708	42,673
Basic
Net earnings from continuing operations	$0.97	$2.14	$1.12
Net earnings from discontinued operations	0.05	0.02	0.23
Extraordinary item	0.02	—	—
Net earnings	1.04	2.16	1.35
Diluted
Net earnings from continuing operations	$0.90	$1.95	$1.03
Net earnings from discontinued operations	0.05	0.02	0.20
Extraordinary item	0.02	—	—
Net earnings	0.97	1.97	1.23

(i)	Working capital consists of current assets less current liabilities, excluding the current portion of debt obligations.

(ii)	Certain prior year amounts have been reclassified to conform to the current year’s presentation. The most significant changes are as a result of the classification of Survival-One Limited to discontinued operations as outlined in Note 2 to the fiscal 2007 audited consolidated financial statements.

Revenue	Operating Income	Net Earnings from Continuing Operations
(in millions of	(in millions of	(in millions of
Canadian dollars)	Canadian dollars)	Canadian dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
JULY 26, 2007
This management’s discussion and analysis (“MD&A”) may contain forward-looking information within the meaning of certain securities laws including the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licenses, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions. These factors are further detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company” or “CHC”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
This MD&A should be read in conjunction with both the Company’s Audited Consolidated Financial Statements and related notes thereto, as at, and for the years ended April 30, 2007 and 2006. Financial data presented in the MD&A has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are in Canadian dollars unless otherwise noted.
OVERVIEW
The Company is the world’s largest global commercial helicopter operator. The Company, through its subsidiaries, has been providing helicopter services for more than 60 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. The Company’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. The Company provides helicopter transportation services to the oil and gas industry for production and exploration activities through its European and Global Operations segments. The Company also provides helicopter transportation services for emergency medical services (“EMS”) and search and rescue (“SAR”) activities and ancillary services such as flight training. The Company’s Heli-One segment is the world’s largest non-original equipment manufacturer helicopter support company, providing repair and overhaul (“R&O”) services, aircraft leasing, integrated logistics support, helicopter parts sales and distribution, and other related services to the Company’s flight operations and third-party customers around the world.
The Company provides helicopter transportation services to a broad base of independent and state-owned oil and gas companies transporting personnel to offshore production platforms, drilling rigs and other facilities. In general, the Company targets opportunities with long-term contracts and customers who require sophisticated medium and heavy helicopters operated by highly trained personnel. The Company is a market leader in most of the regions it serves, with an established reputation for high quality and reliable service. The Company is the largest operator in the North Sea and a global operator servicing the oil and gas industry in Brazil, Africa, Australia, Asia and Canada. For the fiscal years ended April 30, 2007 and 2006, revenue generated by helicopter transportation services for the oil and gas industry was approximately 70% of the Company’s total revenue.
The Company believes that its repair and overhaul and flight training capabilities reduce its costs and give it control over the quality and timeliness of its maintenance and training. The Company believes that these capabilities enhance its competitive position, further diversify its revenue and solidify its worldwide reputation as a full-service, high-quality helicopter operator. Furthermore, the Company believes that its repair and overhaul capabilities provide it with a source of relatively stable third-party revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The Company’s global customer base consists of a broad range of oil and gas companies and governmental bodies and includes operating subsidiaries of, and government bodies in:

Agip	ExxonMobil	Premier
Apache	Ireland	Royal Dutch/Shell Group
bp	Maersk	Statoil
Chevron	Marathon	TotalFinaElf
Commonwealth of Australia	Nexen	Unocal
ConocoPhillips	Petrobras
Revenue for the fiscal year ended April 30, 2007 was $1,149.1 million, up $152.0 million from revenue of $997.1 million in fiscal 2006. Net earnings from continuing operations for fiscal 2007 were $41.0 million ($0.90 per share, diluted) compared to $89.7 million ($1.95 per share, diluted) in fiscal 2006. Net earnings from continuing operations in fiscal 2006 includes gains from the sale of various long-term investments totalling $32.3 million after-tax.
The Company’s Class A subordinate voting shares and its Class B multiple voting shares trade on the Toronto Stock Exchange (“TSX”) under the symbols “FLY.A” and “FLY.B”. Its Class A subordinate voting shares also trade on the New York Stock Exchange under the symbol “FLI”.
BUSINESS STRATEGY
The Company’s goal is to enhance its leadership position in the global helicopter services industry by continuing to provide value-added services to its customers while maximizing return on assets, earnings and cash flows. In its pursuit of this goal, the Company intends to focus on the following key initiatives:
•	Strengthen Competitive Position in Existing Markets. The Company intends to increase its ability to win new contracts, renew existing contracts, strengthen its existing customer relationships and enhance its competitive position by improving its focus on customer needs and reducing costs while maintaining high standards for safety and reliability. The Company’s organizational structure ideally positions it to service increased demand from existing customers and new entrants to the marketplace.

•	Growth Through Acquisition. During the year the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda., one of the largest helicopter operators in the Brazilian offshore sector. The Company also acquired Heli-Dyne Systems Inc., a helicopter completion and maintenance centre based in Hurst, Texas. The Company intends to seek out additional acquisition opportunities to further strengthen its position in existing markets and expansion into new markets.

•	Selectively Expand International Operations. The Company intends to capitalize on its broad geographic coverage, its long-term customer relationships and its fleet capabilities to pursue new opportunities in Africa, Asia, Brazil and other developing oil and gas regions, which are expected to be the fastest growing markets for offshore helicopter transportation services.

•	Expand the Helicopter Support Business with Heli-One. The Company plans to continue to expand its repair and overhaul business by further penetrating the Eurocopter (Super Puma and EC225) major component and engine overhaul market and pursuing new opportunities in heavy and medium aircraft maintenance and military helicopter support through the development of facilities in North America, including the acquisition of Heli-Dyne in fiscal 2007. During the year, the Company began construction of a 240,000 square foot R&O facility at Boundary Bay Airport in Delta, BC, Canada, which is expected to be completed in the fourth quarter of fiscal 2008. Heli-One has the capability to support, on a nose-to-tail basis, the Company’s entire fleet of over 150 Sikorsky S61 and S76 and Eurocopter Super Puma aircraft and to compete for helicopter work for a worldwide fleet of aircraft in this sector. In addition to repair and overhaul, Heli-One provides the following services to the helicopter industry:
–	Integrated logistics support;

–	Aircraft leasing;

–	Heavy maintenance;

–	Design and engineering;

–	Helicopter parts and distribution; and

–	Inventory management.
•	Pursue Profitable New Business Beyond the Oil and Gas Sector. The Company believes that it has a competitive advantage in the EMS/SAR sectors by virtue of its experience in servicing both the oil and gas and EMS/SAR industries. The Company believes that this advantage stems from its ability to operate sophisticated twin-engine medium and heavy helicopters with highly trained pilots in complex situations. Typically, EMS/SAR customers require the operator to meet stringent quality standards on a long-term basis.

During the year the Company was awarded a new EMS contract with the Ambulance Service of New South Wales for the provision of five AW139 and EC145 aircraft in the Greater Sydney area. This contract commenced during the third quarter of fiscal 2007. The seven-year contract is the largest helicopter EMS contract ever awarded in Australia and includes three years of extension options.

During the first quarter of fiscal 2008, the Company will commence operations on the five-year, £ 106 million contract with the United Kingdom Maritime and Coastguard Agency to provide commercial search and rescue helicopter service from four bases in the UK.

•	Continue to Focus on Long-Term Contracts. The Company seeks to enter into long-term contracts with its major customers in order to maximize the stability of its revenue. Revenue from operations under long-term contracts represented approximately 67% of the Company’s revenue during the year, compared to 66% in the prior year.
COMPETITIVE STRENGTHS
The Company believes that it has the following competitive advantages:
•	Global Coverage. The Company currently provides helicopter transportation services in over 30 countries and on all seven continents. This broad geographic coverage and an efficient management structure enable the Company to respond quickly and cost effectively to customer needs and new business opportunities while adhering to local market regulations and customs. Since new contract and base start-up costs can represent a significant portion of operating expenses, the Company’s global network of bases allows it to reallocate equipment and crews efficiently and bid on new contracts at competitive rates. Additionally, as multinational oil and gas companies seek service providers that can provide one standard of service in many locations around the world, the Company’s geographic coverage makes it one of only two global providers that can effectively compete for many of these contracts.

•	Focus on Safety. In over 60 years of operations, the Company has developed sophisticated safety and training programs and practices that have resulted in a strong safety record. The Company has implemented a single Safety Management System worldwide and continues to meet or exceed the stringent safety and performance audits that are conducted by its customers. The Company’s advanced flight training facility in Norway provides a wide variety of training services to its employees as well as third-party civil and military organizations around the world. Providing and expanding these advanced training services in Aberdeen and Vancouver enhances the Company’s global reputation for leadership and excellence in helicopter services.

•	Low Cost Operator. The Company believes that it has significant cost advantages over its competitors with respect to its medium and heavy helicopter services, which increase its likelihood of winning new contracts. The Company believes that its economies of scale, lower insurance costs related to its industry leading safety record and in-house repair and overhaul and training capabilities give it a cost advantage over competitors who must incorporate higher third-party repair and overhaul costs into their contract bids.

MANAGEMENT’S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
•	Long-Term Customer Relationships. The Company has worked successfully for many years with major oil and gas companies, some of which have been customers continuously for more than 20 years. As a result of its established long-term customer relationships, its focus on safety and flight training, its crews’ experience and the quality of its services, the Company consistently meets or exceeds its customers’ standards and is invited to bid on new projects. In addition to standard helicopter transportation services, certain of the Company’s customers rely on it for ancillary services, including the Company’s computerized logistics systems for crew scheduling and passenger handling services, all of which help strengthen customer relationships.

•	Large, Modern and Diversified Fleet of Helicopters. To meet the diverse operational requirements of its customers, the Company operates a large fleet that includes some of the most sophisticated helicopters in the world. The Company has led the industry in fleet renewal with aircraft sought after by customers for their improved speed, range, passenger capacity, comfort and general superior performance. As of April 30, 2007, the Company operated 255 aircraft, comprised of 86 heavy helicopters, 146 medium helicopters, three light helicopters and twenty fixed-wing aircraft. The helicopter fleet consists of more than a dozen types of helicopters manufactured primarily by Eurocopter, Sikorsky, AgustaWestland and Bell. During the year the Company added an additional four Sikorsky S92 aircraft for a total of ten S92 aircraft to complement its fleet of twenty Super Puma MkIIs. These two aircraft types represent the most advanced civilian heavy helicopter types in service today. In addition, the Company has six AgustaWestland AW139 in its fleet. The AgustaWestland AW139 is a new aircraft type, which the Company has added to the fleet along with the Sikorsky S92. During the year, the Company signed a contract with Eurocopter for the purchase of 16 new EC225 helicopters to be delivered between fiscal 2008 and fiscal 2012. The EC225 aircraft is also a new heavy aircraft type.

•	Retention of Asset Value. Based on independent appraisals as of April 30, 2007 the estimated fair market value of the Company’s owned aircraft fleet was $628.2 million, exceeding its net book value by approximately $33.1 million. Since a significant portion of a helicopter’s value resides in its major components including engines, gearboxes, transmissions and repairable parts, which are replaced or upgraded on a regular basis, older models of helicopters that have been upgraded are capable of meeting many of the same performance standards as newer aircraft. As a result, when helicopters are sold as part of the Company’s ongoing fleet management, the Company often receives prices in excess of net book value.

•	In-house Repair and Overhaul Business. The Company believes that its repair and overhaul activities reduce its costs, diversify its revenue streams and help position it as a full-service, high-quality helicopter operator. The Company is a market leader in repair and overhaul capability and has the only licensed commercial engine and major component repair and overhaul facility in the world for the Eurocopter Super Puma and EC225 helicopters, other than the original equipment manufacturers, and has the capability to support several other helicopter types including Eurocopter Dauphin, Sikorsky S61 and S76 and Bell 212/412. This capability allows the Company to control the quality and cost of its helicopter maintenance, repair and refurbishment. The development of the Boundary Bay R&O facility, acquisition of Heli-Dyne and the expansion of in-house capabilities may result in the Company’s exit from third-party power-by-the-hour (“PBH”) maintenance programs in the future.
INDUSTRY OVERVIEW
Helicopters first came into widespread commercial use in the oil and gas industry for transporting personnel and supplies to offshore oil rigs and remote onshore areas. Over the years, the use of helicopters has expanded into many other areas where urgency or difficulty of access justifies the cost. Although the oil and gas industry still accounts for a substantial portion of the demand for helicopter services worldwide, helicopters have been used for a variety of purposes for several decades, including forestry, mining, search and rescue, emergency medical services, scheduled service, construction, and recreation.

The level of worldwide offshore oil and gas exploration and production has traditionally influenced demand for helicopter transportation services. Exploration activities are sensitive to changes in oil and gas prices, whereas production activities are generally more stable. For the fiscal year ended April 30, 2007, approximately 70% of the Company’s total revenue was derived from oil and gas activity (fiscal 2006 — 70%). Technology improvements allow oil and gas exploration and production companies to push production into deeper waters. This translates into longer trips, more flying hours and the need for larger new technology helicopters, which generally have an improved range and passenger capacity. The Company also expects new exploration and production activity to occur in already producing regions and in currently non-producing regions of Africa, Asia, South America, the Caspian Sea, Australia, the North Sea and eastern Canada. The Company believes this increase in activity will result in increased global demand for helicopter transportation services. There are 133 deep-water installations forecast for the period from 2007 to 2011 compared to 93 installations in the preceding five-year period. Demand for new offshore helicopters is forecast to increase by 100 aircraft between 2006 and 2010.
The North Sea is the largest producing offshore oil and gas region in the world and continues to experience growth in rig demand. Rig utilization in the North Sea rose above 95% in June 2007 for a new high in recent history. Projected utilization rates have also risen, indicating that the market will likely remain strong in the future. In addition to new smaller oil and gas producers targeting the North Sea, large companies are expanding their activities and upgrading production facilities to extend field production life. The market’s buoyancy is also prompting an increase in new-build contracts. The Company believes the need for transportation services will increase as activity throughout the world continues to increase from current levels.
The Company expects further increased demand for helicopter services as a result of government momentum towards civil SAR services in the UK, Australia and throughout Europe. The UK government intends to privatize ten to thirteen additional coastguard bases commencing in 2012 for a period of 20-30 years. The Company has already entered into the bidding process for this contract.
To effectively compete on a global basis for helicopter transportation service contracts, the Company believes a helicopter service provider needs to have:
•	an established brand name;
•	a strong track record of providing high quality, safe and reliable service;
•	a large, diversified fleet of helicopters to accommodate various customer requirements;
•	a highly skilled and dedicated team of pilots, engineers and support staff;
•	a cost structure that allows the provision of services at competitive prices;
•	an effective capital structure that permits financing of new aircraft;
•	a broad network of regional bases to cost-effectively bid for new contracts in most areas of the world as opportunities arise; and
•	familiarity with a variety of local business practices and regulations around the world and established local joint venture partnerships and strategic customer alliances.
The Company believes it possesses all of these characteristics.
THE BUSINESS
Helicopter flying operations
Helicopters in use today may be divided into two general categories. Single engine (light) aircraft, which have a passenger capacity of three to six, operate under visual flight rules (“VFR”) (daylight and good weather flying only) and can be operated with one pilot. Given their low passenger capacity and inability to fly in poor weather conditions, these aircraft are generally limited to onshore operations. In recent years, the Company has sold most of its operations and aircraft in this category. During fiscal 2007, the Company sold an additional six light aircraft and at April 30, 2007, only has three light helicopters remaining in its fleet.

MANAGEMENT’S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Twin-engine (heavy and medium size) aircraft generally require two pilots, have a passenger capacity of nine to twenty-six and can operate under instrument flight rules (“IFR”) (daytime and night time flying under a variety of weather conditions). The greater passenger capacity, longer range, and ability to operate in adverse weather conditions make these aircraft more suitable than single engine aircraft for offshore support. The high cost of these larger aircraft, their limited availability, and long lead time on orders tends to lessen competition from smaller operators. The Company operated 232 helicopters in this category (86 heavy and 146 medium helicopters) as at April 30, 2007.
Various types of helicopters are required to meet the diverse needs of the industries they serve. Medium to heavy helicopters are generally utilized to support the oil and gas, construction and forestry industries and EMS/SAR customer base. They are also used for transporting larger numbers of passengers and supplies or for lifting heavy weights, and are capable of operating during the night and in adverse weather conditions. Typically equipped with IFR equipment, medium to heavy helicopters are capable of long distance flights to offshore oil platforms. Where appropriate, specialized equipment is installed to provide emergency medical service support or for use in certain challenging environments such as the North Sea. Light to medium helicopters are used to support the utility and mining sectors, as well as certain parts of the construction and forestry industry, where transporting a smaller number of passengers or carrying light loads is required.
The Company contracts with customers to provide aircraft for various periods of time. Contracts for helicopter services in support of oil and gas exploration activities are generally short-term, usually twelve months or less. Contracts for transport of personnel and equipment to oil and gas production sites are generally long-term with terms typically ranging from two to ten years, averaging approximately five years. Such contracts are ordinarily awarded following a competitive bidding process among pre-qualified bidders. Contracts may be based on a fixed monthly fee with an additional hourly charge for actual flight time or solely on an hourly charge for actual flight time. Approximately 45% of the Company’s fiscal 2007 flying revenue (fiscal 2006 — 51%) was derived from hourly charges and the remaining 55% (fiscal 2006 — 49%) was generated by fixed monthly charges. Typically, the Company supplies crew and maintenance personnel in addition to aircraft. However, the Company has a limited number of contracts under which it supplies aircraft only to local helicopter operators, often in conjunction with other services. The Company will continue to pursue this latter type of contract as such arrangements may allow it to partner with other local operators to effectively penetrate new markets.
A substantial number of the Company’s long-term contracts contain provisions permitting early termination by the customer without penalty. However, during the last eight fiscal years, with the exception of contracts that were transferred to another operator due to the merger of oil and gas producers and contracts cancelled as a result of political instability or local unrest, no customer has exercised that right. At the expiration of a contract, customers typically solicit new bids for the next contract period. Contracts are usually awarded based on a number of factors, including price, long-term relationships, safety record of the helicopter service provider and quality of customer service. Generally, an incumbent operator has a competitive advantage in the bidding process stemming from its relationship with the customer, its knowledge of site characteristics, its understanding of the cost structure for the specific operations and its proven ability to meet service level requirements and provide the necessary aircraft and services.
The Company’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, the Company has no significant exposure to changes in fuel prices.
New contract start-up costs can represent a significant portion of operating costs. The Company therefore believes that its global network of bases and aircraft operating licenses give it a competitive advantage in bidding on new contracts throughout most of the world. The Company is well positioned to meet the requirements of customers in most regions of the world within short periods of time at competitive rates. The Company also has long-term working relationships with most of the major oil and gas companies, including the operating subsidiaries of bp, ExxonMobil, ConocoPhillips, Shell, Statoil, TotalFinaElf, Chevron, Maersk, Nexen and Unocal. Many of these companies have been customers of the Company for more than 30 years.

The Company is one of only two global providers of helicopter transportation services to the offshore oil and gas industry. There are other competitors, but they are smaller, regional operators. The Company has a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico, where it does not have a presence. The Company’s absence in that market stems from the fact that the oil and gas companies operating in the Gulf of Mexico utilize primarily light and medium helicopters under short-term contracts. The Company estimates that it has a market share of approximately 64% in the combined Norwegian, UK, Danish and Dutch sectors of the North Sea, the world’s largest area of offshore oil and gas development. The Company is well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, oil companies are going further offshore to develop deep-water reserves. The Company’s global presence, long-term customer relationships and modern fleet of aircraft, including new technologically advanced aircraft, position it to participate in new oil and gas developments in most offshore oil and gas regions.
At present, the limited supply of helicopters available for use in the offshore oil and gas industry is a competitive advantage for the Company. In the Company’s experience, the Eurocopter Super Puma MkII, Sikorsky S92, Sikorsky S76C++, AgustaWestland AW139 and new Eurocopter EC225 aircraft are the aircraft of choice for major oil and gas companies due to their superior flying range, passenger capacity and cabin crew comfort. At present, the Company and its major competitor operate approximately 90% of the worldwide fleet of commercial Super Puma aircraft configured for offshore work. The manufacturers of these aircraft do not stock new aircraft. The current lead time to acquire a new EC225 or S92 is in excess of two years and the next available delivery slot for heavy aircraft (S92 or EC225) is the fall of 2009. During the year, the Company added four Sikorsky S92 aircraft and four AgustaWestland AW139 aircraft to its fleet. In addition, during the year, the Company announced the signing of a contract with Eurocopter for the purchase of 16 new EC225 helicopters, expected to be delivered between fiscal 2008 and fiscal 2012. The Company plans to use these aircraft in support of new offshore oil and gas contracts and potentially as SAR aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR.
Fixed-Wing Flying Operations
The Company also provides fixed-wing aviation services to support, directly and indirectly, oil and gas operations around the world, flying in conjunction with, or independent of, its offshore helicopter services. Fixed-wing customers include Aero Contractors Company of Nigeria Limited (“ACN”) (a 40% owned equity investment), Woodside, EEPCI, Encana, COTCO, Debmar and Premier. The Company operates dedicated Bombardier Dash-8 series aircraft, business jets and other turbo prop aircraft, as well as Boeing 737 aircraft. The majority of the fixed-wing aircraft are used to provide an integrated service to our oil and gas customers. The Company had 20 fixed-wing aircraft in its fleet as at April 30, 2007.
Repair and overhaul
All aircraft airframes, engines and components are required by their manufacturers and government regulations to be serviced and overhauled based on flight hours, cycles or the actual condition of parts. The repair and overhaul process includes the disassembly, cleaning, inspection, repair and reassembly of engines, components and accessories, and the testing of complete engines and components. The choice of whether to perform a given task in-house or to outsource to a third-party depends on the complexity and cost of the task and the capabilities of the operator in question. Companies engaged in the R&O business are required to obtain licenses from government regulatory bodies and, in many cases, the manufacturers. Companies active in this industry include (i) the manufacturers of the helicopters, components, and accessories; (ii) repair facilities authorized by the manufacturers to repair and overhaul their products; and (iii) small workshops not typically authorized by the manufacturers. The low cost of transporting components relative to the total cost of the repair and overhaul services has resulted in the development of a worldwide market for repair and overhaul services.
The Company’s Heli-One segment is the world’s largest independent helicopter support company. The Company will continue to grow this segment with the development of the new R&O facility at Boundary Bay Airport which is currently under construction. Heli-One provides comprehensive capability for repair, overhaul, modification and testing of dynamic components, including Sikorsky S61 and S76, Bell 206, 205, 212 and 412 and all Eurocopter Super Puma AS332/532 models in North America and Norway.

MANAGEMENT’S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Heli-One’s main competitors within the R&O business are the original equipment manufacturers of helicopters and their components. As such, its main competitors are also its main parts suppliers. To minimize issues related to availability and pricing of parts that Heli-One needs to perform its business, Heli-One generally has long-term supply arrangements with the original equipment manufacturers and works closely with them on items such as modifications and approvals of parts and components.
Heli-One is also able to provide its customers with integrated logistics support, providing 24-hour service, covering all scheduled and unscheduled R&O for engines, dynamic components, all repairable components and consumable parts, plus support for any special mission equipment. The Company’s global buying power translates to competitive pricing on all major components. Heli-One can offer next day delivery in most locations on a wide range of helicopter parts from all major manufacturers through its global distribution network utilizing its new global warehouse facility in the Netherlands. In addition, the Company has extensive expertise in all areas of engineering and design, for either conversion upgrades or refurbishments including avionics.
Factors that affect competition within the repair and overhaul market include price, quality and customer service. The Company believes that Heli-One has a competitive advantage over original equipment manufacturers in that it focuses on supporting commercial operations and can leverage CHC’s extensive operational experience. The Company believes Heli-One is able to provide low cost quality support services to civilian and military helicopter operators worldwide.
Flight training
The Company operates an advanced flight training facility in Norway that provides additional revenue and enhances the Company’s global reputation for excellence and leadership in helicopter services. The facility enables the Company to satisfy fully the Eurocopter Super Puma training requirements for its pilots, in addition to selling training services to external pilots. The Company’s experienced instructors provide a wide variety of training services to its employees as well as civil and military organizations around the world. The Company’s Norwegian flight training group operates two full flight simulators and is certified and approved by the Norwegian Civil Aviation Authority as well as several other national aviation authorities. Since its inception, this facility has trained more than 30,000 pilots, engineers and helideck landing officers from over 40 countries. The Company is currently building in-house flight training capability in Vancouver and Aberdeen.
Helicopter leasing
The Company manages the world’s largest fleet of medium and heavy civilian helicopters, enabling the Company to offer flexible leasing terms on a wide range of aircraft to third-party customers.

ACQUISITIONS
BHS — Brazilian Helicopter Services Taxi Aereo Ltda.
On March 8, 2007, following regulatory approval, the Company acquired an equity position in BHS — Brazilian Helicopter Services Taxi Aereo Ltda., subsequently named BHS — Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”). 100% of the voting common shares were acquired through a jointly owned subsidiary BHH — Brazilian Helicopters Holdings S.A. (“BHH”). BHS is one of the largest helicopter operators in the Brazilian offshore sector. This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements of the Company from the date of acquisition. The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows (in thousands of Canadian dollars):

Fair value of net assets acquired
Cash	$2,529
Other current assets	5,066
Intangible assets (i)	17,564
Goodwill (ii)	55,794
Property and equipment	1,619
Current liabilities	(4,155)
Due to CHC	(32,830)
Long-term debt	(3,555)
Tax and other liabilities	(41,177)

$855

Purchase price
Consideration	$—
Acquisition costs	855

$855

(i)	The intangible assets consist of customer contracts and related intangibles which are being amortized on a straight line basis over their estimated useful life of seven years.

(ii)	The acquisition resulted in goodwill of $55.8 million, of which $31.1 million has been allocated to Global Operations and $24.7 million has been allocated to Heli-One. The goodwill is not expected to be deductible for tax purposes.
The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.
Heli-Dyne Systems Inc.
On November 30, 2006, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), subsequently named Heli-One USA Inc., a helicopter completion and maintenance centre based in Hurst, Texas. Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics.
This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition date. The net purchase price of $18,000 was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in an excess of the fair value of the net identifiable assets over the cost of the purchase, which is sometimes referred to as negative goodwill. The negative goodwill was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recognized as an extraordinary gain.

MANAGEMENT’S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DISCONTINUED OPERATIONS
During fiscal 2007 the Company classified Survival-One Limited (“Survival-One”), the Company’s survival suit and safety equipment supply and manufacturing business, as held-for-sale as a result of the decision by management to divest of this business. The assets and liabilities of Survival-One were measured using discounted cash flows at the lower of their carrying amount and their estimated fair value less costs to sell. No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007. The Company has recorded imputed interest in the results of discontinued operations. The results of operations of Survival-One have been reported in discontinued operations for the year ended April 30, 2007, and the prior period comparative figures have been reclassified. Previously, these amounts were included in the Heli-One segment.
Subsequent to April 30, 2007, the Company completed the sale of Survival-One for gross proceeds of approximately $37 million. The Company will record a gain of approximately $18 million on this divestiture in the first quarter of fiscal 2008, subject to any post closing adjustments. The operations and cash flows of Survival-One have been eliminated from the ongoing operations of the Company.
FLEET
The Company’s fleet at April 30, 2007 was comprised of the following aircraft by segment:

	Global	European
Aircraft Type	Operations	Operations	Heli-One	Total	Owned	Leased

Heavy
Eurocopter Super Puma	9	18	5	32	17	15
Eurocopter Super Puma MkII	4	16	—	20	1	19
Sikorsky S61N	12	9	3	24	22	2
Sikorsky S92	2	5	3	10	—	10

	27	48	11	86	40	46

Medium
AgustaWestland AW139	2	4	—	6	2	4
Bell 212	10	—	—	10	9	1
Bell 412	15	—	2	17	8	9
Eurocopter 365 Series	15	8	9	32	19	13
Sikorsky S76 Series	55	13	10	78	48	30
Other	—	3	—	3	1	2

	97	28	21	146	87	59

Light
Eurocopter AS350/355	1	—	1	2	2	—
Other	—	—	1	1	1	—

	1	—	2	3	3	—

Total Helicopters	125	76	34	235	130	105
Fixed-wing	20	—	—	20	14	6

Total Aircraft	145	76	34	255	144	111

During fiscal 2007, the Company completed 28 sale-leaseback transactions, entered into new operating leases for ten aircraft, returned four aircraft to lessors and purchased five aircraft off-lease. As a result of the foregoing transactions, the number of leased aircraft in the Company’s fleet increased by 29 during fiscal 2007, from 82 leased aircraft as at April 30, 2006 to 111 leased aircraft as at April 30, 2007. The Company also purchased 30 aircraft, disposed of 13 aircraft and lost one aircraft in a helicopter accident. See page 15, “Helicopter Accident”. As a result of these purchases, disposals and the aforementioned leasing transactions, the number of owned aircraft in the Company’s fleet decreased from 151 as at April 30, 2006 to 144 as at April 30, 2007.

Based on independent appraisals, the estimated fair market value of the Company’s owned aircraft fleet was $628.2 million as at April 30, 2007, exceeding its book value by approximately $33.1 million. See page 8, “Competitive Strengths - Retention of Asset Value”. The appraisal surplus has declined from $46.7 million at April 30, 2006 to $33.1 million at April 30, 2007. This decline is attributable primarily to the impact of foreign exchange fluctuations on the translation of the aircrafts’ appraised values.
Lease Obligations
The Company has entered into aircraft operating leases with 27 lessors on 111 aircraft included in the Company’s fleet at April 30, 2007. At inception, the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2007, these leases had expiry dates ranging from fiscal 2008 to 2016. The total minimum lease payments under these aircraft operating leases totalled $556.3 million at April 30, 2007. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitment to do so. With respect to such leased aircraft, substantially all of the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company may either perform this work internally through Heli-One or have the work performed by an external repair and overhaul service provider. The Company has also given guarantees to certain lessors in connection with these aircraft leases. See page 35, “Off-Balance Sheet Arrangements”.
In addition to payment under aircraft operating leases, the Company has minimum lease payments of $44.6 million for the same periods related to operating lease commitments for buildings, land and other equipment.
For additional details see page 35, “Contractual Obligations” and also Notes 26 and 28 to the Company’s fiscal 2007 audited consolidated financial statements.
Commitments to Acquire New Aircraft
As at April 30, 2007, the Company had ordered and made deposits for a number of aircraft. At April 30, 2007, the Company had committed to purchase 34 heavy and 37 medium aircraft, most of which are expected to be delivered by the end of fiscal 2009. Total capital committed to these purchases is approximately $837.1 million (US $756.4 million). The Company also has options to purchase up to 12 additional aircraft over the next five years. The Company expects that most of these aircraft will be used internally to support continued growth.
Depending on market conditions, the Company intends to obtain the use of these aircraft through operating leases.
Helicopter Accident
On December 27, 2006, the Company suffered the loss of one medium AS365N aircraft in a helicopter accident off the west coast of England. Five passengers and two crew members perished in the accident. The cause of this unfortunate accident has not yet been ascertained as it is still under investigation by the Air Accidents Investigation Branch. This aircraft had a net book value of $3.2 million which has been fully recovered through insurance proceeds. All other incurred or outstanding liabilities relating to this incident are expected to be covered by the Company’s insurance providers.

MANAGEMENT’S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
Foreign Exchange
The Company is a global operator and its financial results are therefore impacted by fluctuations in foreign exchange rates, particularly those with respect to various European currencies and the US dollar. The unfavourable impact of foreign exchange (“FX”) due to rate changes from the prior fiscal year on revenue for fiscal 2007 was approximately $11.0 million. Since financing charges, income tax expense, capital expenditures and debt repayments are also primarily in various European currencies and US dollars, the net impact of FX on net earnings and cash flow is not as significant. Operating income was still negatively impacted by FX of approximately $0.3 million. The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures, utilizing natural hedges where possible and putting in place financial instruments, when considered appropriate, to manage the remaining exposures. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes. See page 32, “Liquidity and Capital Resources - Financing Activities”, page 34, “Financial Instruments” and page 42, “Risks and Uncertainties - Foreign Exchange Rate Risk.”
Segments
This MD&A provides certain financial and related information about the Company’s operating segments and also about their products and services, the geographic areas in which they operate and their major customers. The Company’s objective is to provide information about the different types of business activities in which it engages and the different economic environments in which it operates in order to help users of the Company’s consolidated financial statements (i) better understand its performance, (ii) better assess its prospects for future net cash flows and (iii) make more informed judgments about the Company as a whole. In its efforts to achieve this objective, the Company provides information about segment revenues, segment EBITDAR and operating income because these financial measures are used by its key decision makers in making operating decisions and assessing performance. For additional information about the Company’s segment revenues and segment EBITDAR, including a reconciliation of these measures to its consolidated financial statements, see Note 25 to the Company’s fiscal 2007 audited consolidated financial statements.
The Company reports its results under four segments. The primary factors considered in identifying segments are: consistency with the Company’s internal operational and management structure, geographic coverage, the type of contracts that are entered into, the type of aircraft that are utilized and information used by the Company’s key decision makers to evaluate the results of operations. The Company’s four reporting segments are:
•	The Global Operations segment includes helicopter and fixed-wing flying services for offshore oil and gas and EMS/SAR customers in Australia, Africa, the Middle East, the Americas, Asia and other locations around the world, excluding Europe.

•	The European Operations segment provides offshore oil and gas flying operations from 17 bases in the UK, Norway, Ireland, the Netherlands and Denmark, as well as EMS/SAR and training operations throughout Europe.

•	The Heli-One segment combines the Company’s helicopter services support capabilities including repair and overhaul, maintenance, integrated logistics support and aircraft leasing to both internal and external customers. Heli-One operates repair and overhaul facilities located in Norway, Canada, the UK, the US, Australia and Africa. Heli-One also performs composite aerospace component manufacturing.

•	The Corporate and other segment includes corporate head office and other corporate costs in various jurisdictions.
Comparative figures for April 30, 2006 have been reclassified as a result of the classification of Survival-One as discontinued operations as outlined in Note 2 to the Company’s fiscal 2007 audited consolidated financial statements and on page 14, “Discontinued operations.”

Revenue
Total revenue for fiscal 2007 was $1,149.1 million, an increase of $152.0 million from revenue of $997.1 million for fiscal 2006. The increase of $152.0 million from fiscal 2006 includes revenue growth of $163.0 million offset by unfavourable FX of $11.0 million. The following are the primary reasons for the change in revenue:
(i)	Excluding the impact of FX, there was a $108.1 million increase in revenue in fiscal 2007 in Global Operations primarily due to increased flying revenue from new and expanded contracts in Australia, South America, Africa and Southeast Asia, as well as increased fixed-wing activity in Nigeria and rate increases on a number of existing contracts.

(ii)	European Operations’ revenue increased by $17.1 million, excluding FX, over fiscal 2006 due to new and renewed contracts and rate increases earned on new aircraft types. These increases were partially offset by the loss of the ConocoPhillips contract in late fiscal 2006 and the impact of aircraft availability issues in fiscal 2007.

(iii)	An increase in external revenue in fiscal 2007 in Heli-One of $37.4 million, excluding FX. This increase was due to increases in both external fleet and R&O revenues. External fleet revenue increased due to incremental lease revenue on a larger third-party leased fleet, including new aircraft lease contracts in Mexico and the US. R&O revenue increased due to an increase in customer flying hours, new PBH contracts in Malaysia and Mexico, part sales increases and an increase in base maintenance activities. Base maintenance activities increased primarily as a result of the consolidation of Heli-Dyne in the US, which was acquired during fiscal 2007, as well as increases in third party base maintenance work performed in Norway and Europe.
By industry sector, the distribution of the year-over-year change in revenue is set forth in the table below:

	Year Ended April 30
	2007	2006	Change	2007	2006	Change(i)
Industry Sector	(percentage of total revenue)			(in millions of Canadian dollars)

Oil and Gas	69.9%	69.9%	—	$803.4	$696.7	$106.7
Repair and Overhaul	13.9%	13.2%	0.7%	159.3	131.5	27.8
EMS/SAR	7.0%	8.3%	(1.3)%	80.7	82.7	(2.0)
Other	6.4%	6.1%	0.3%	73.3	61.4	11.9
Passenger Transportation	2.3%	1.8%	0.5%	26.8	18.0	8.8
Training	0.5%	0.7%	(0.2)%	5.6	6.8	(1.2)

Total	100.0%	100.0%	—	$1,149.1	$997.1	$152.0

(i)	The $106.7 million increase in revenue in the oil and gas sector was due primarily to growth in Global Operations and European Operations offset partially by unfavourable FX. The $27.8 million increase in repair and overhaul revenue was primarily due to an increase in customer flying hours, increased base maintenance activities in Norway and Europe and the acquisition of Heli-Dyne in the US during the year, partially offset by unfavourable FX.
The table below provides a summary of segment revenue by quarter for fiscal 2007 and 2006:
Revenue Summary by Quarter
(in millions of Canadian dollars)

		Global	European	Total Flying		Corporate
Period		Operations	Operations	Segments	Heli-One	& Other	Total

Fiscal 2007	Q1	$91.8	$132.9	$224.7	$38.4	$—	$263.1
	Q2	97.8	131.7	229.5	43.3	0.2	273.0
	Q3	119.7	135.5	255.2	45.5	0.1	300.8
	Q4	118.7	139.8	258.5	53.5	0.2	312.2

		$428.0	$539.9	$967.9	$180.7	$0.5	$1,149.1

Fiscal 2006	Q1	$76.0	$133.6	$209.6	$33.4	$—	$243.0
	Q2	79.5	138.5	218.0	34.5	(0.1)	252.4
	Q3	86.6	126.0	212.6	40.8	—	253.4
	Q4	88.8	122.3	211.1	37.0	0.1	248.2

		$330.9	$520.4	$851.3	$145.7	$—	$997.0

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The Company derives its flying revenue from two types of contracts. Approximately 45% of the Company’s fiscal 2007 flying revenue (fiscal 2006 – 51%) was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remainder was generated by fixed monthly charges. Because of the significant fixed charge component of the Company’s flying revenue mix, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenues, they remain a good measure of the level of activity and fleet utilization. The following two tables provide, respectively, a quarterly summary of the Company’s flying hours and a summary of its flying revenue hourly vs. fixed mix for fiscal 2007 and 2006, in each case by segment.
Flying Hours

		Flying Hours			Number of Aircraft at Period End
		Global	European		Global	European
Period		Operations	Operations	Total	Operations	Operations	Heli-One	Total

Fiscal 2007	Q1	19,502	24,240	43,742	132	76	44	252
	Q2	20,981	23,256	44,237	128	77	43	248
	Q3	21,547	21,556	43,103	128	75	47	250
	Q4	22,177	21,956	44,133	145	76	34	255

		84,207	91,008	175,215

Fiscal 2006	Q1	16,262	23,713	39,975	127	77	14	218
	Q2	17,042	25,968	43,010	128	71	27	226
	Q3	18,854	23,764	42,618	131	72	27	230
	Q4	17,701	22,026	39,727	131	72	30	233

		69,859	95,471	165,330

Flying Revenue Mix – Hourly vs. Fixed
(in millions of Canadian dollars)

	Hourly		Fixed		Total
Segment	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006

Global Operations	114.1	97.2	260.6	210.7	374.7	307.9
European Operations	282.4	311.0	231.9	186.2	514.3	497.2

	$396.5	$408.2	$492.5	$396.9	$889.0	$805.1

The Company utilizes primarily heavy aircraft in its European Operations segment and medium aircraft in its Global Operations segment. As illustrated in the table below, the overall mix of revenue by aircraft type remained relatively consistent from fiscal 2006 to fiscal 2007.

Flying Revenue Mix – Aircraft Type
(in millions of Canadian dollars)

	2007					2006
				Fixed					Fixed
Segment	Heavy	Medium	Light	Wing	Total	Heavy	Medium	Light	Wing	Total

Global Operations	$87.8	$242.1	$0.9	$43.9	$374.7	$70.0	$204.8	$2.5	$30.6	$307.9
European Operations	378.2	136.1	—	—	514.3	369.7	127.5	—	—	497.2

Total Flying Revenue	$466.0	$378.2	$0.9	$43.9	$889.0	$439.7	$332.3	$2.5	$30.6	$805.1

Total %	52.5%	42.5%	0.1%	4.9%	100.0%	54.6%	41.3%	0.3%	3.8%	100.0%

Aberdeen Airport Ltd. in the UK no longer reports monthly passenger traffic for all helicopter operations in Aberdeen, Scotland. Therefore, the Company is no longer able to provide this information.
Direct Costs
Direct costs for fiscal 2007 increased by $136.2 million to $924.7 million from $788.5 million for fiscal 2006. The increase from fiscal 2006 is primarily due to an increase in variable costs incurred to support revenue growth.

General and Administration Costs
General and administration costs for fiscal 2007 increased by $15.5 million to $43.4 million from $27.9 million for fiscal 2006. The increase of $15.5 million from fiscal 2006 is due primarily to $8.9 million incurred during fiscal 2007 relating to the Company’s SOX Section 404 project. In addition, contract settlement costs of $3.1 million were incurred during the year and there was an increase in professional fees of $7.4 million relating to external audit, consulting and other fee increases. These increases are partially offset by a reduction in variable compensation costs of $1.7 million and a reduction in claim reserves for various insured risks of $1.3 million compared to fiscal 2006.
Amortization
Amortization expense increased $9.8 million to $65.3 million in fiscal 2007 from $55.5 million in fiscal 2006. The increase in amortization is due to an increase in spares (rotables), base maintenance capitalized cost and the increased value of aircraft in the fleet.
Restructuring
During the year ended April 30, 2007, the Company reversed $2.3 million of previously expensed restructuring costs as the liability was determined no longer necessary. During the year ended April 30, 2006, the Company expensed $16.2 million in connection with restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments.
Loss on Disposal of Assets
During fiscal 2007 the Company disposed of property and equipment, primarily aircraft (see page 14, “Fleet” and page 33, “Liquidity and Capital Resources - Investing Activities”), and received net proceeds of $318.3 million, resulting in a net loss of $3.0 million and a deferred gain of $29.5 million. The latter related primarily to the 28 aircraft sale-leaseback transactions that occurred during the year. The $3.0 million loss primarily relates to the sale of seven helicopters during the second quarter at a combined loss of $1.6 million. The majority of this loss related to one heavy helicopter. As well, during the second quarter, the Company divested of a small non-core parts trading business originally acquired as part of the Schreiner acquisition, for a loss of approximately $0.7 million.
Operating Income
Operating income increased by $6.0 million to $115.1 million in fiscal 2007 from $109.1 million in fiscal 2006. The increase from fiscal 2006 was due primarily to a $28.3 million (excluding FX) increase in the Global Operations segment and an $8.2 million (net of FX) increase in the Heli-One segment. These increases are partially offset by a decrease in the European Operations segment of $22.3 million (excluding FX) and an increase in Corporate costs of $15.1 million (net of FX).
Financing Charges
Financing charges for the fiscal year ended April 30, 2007 totalled $58.3 million compared to $53.0 million in fiscal 2006. The increase in financing charges is primarily due to an increase in interest on debt obligations of $8.4 million, partially offset by other interest income of $2.9 million in fiscal 2007.

(in millions of Canadian dollars)	2007	2006

Interest on debt obligations	$51.9	$43.5
Amortization of deferred financing costs	1.4	1.6
Foreign exchange losses	8.2	6.2
Release of currency translation adjustment	(0.3)	2.6
Other interest income	(2.9)	(0.9)

Total	$58.3	$53.0

The average rate on the Company’s variable-rate senior credit facilities during fiscal 2007 was 5.8% compared to 4.4% in fiscal 2006. In addition to higher effective interest rates on the senior credit facility borrowings, interest on long-term debt increased due to higher average borrowings primarily on capital expenditures and increased working capital in fiscal 2007 compared to fiscal 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Gain on Sale of Long-term Investments
Gain on sale of long-term investments in fiscal 2006 included a $15.7 million gain from the sale of the Company’s interest in Inversiones Aereas SL (“Inaer”) and a $21.8 million gain from the sale of the Company’s interest in Canadian Helicopters Limited (“CHL”) and other long-term investments.
Equity Earnings of Associated Companies and Non-Controlling Interest
Equity earnings of associated companies and non-controlling interest decreased by $5.5 million to $1.1 million in fiscal 2007 from $6.6 million in fiscal 2006. The decrease is due to the sale of the Company’s 38% equity ownership in Inaer and its 41.75% interest in CHL during fiscal 2006.
Income Taxes
The Company had an income tax provision of $16.8 million in fiscal 2007 compared to $10.5 million in fiscal 2006. This provision was comprised of the following:

(in millions of Canadian dollars)	2007	2006

Earnings from continuing operations before income taxes	$57.8	$100.2
Combined Canadian federal and provincial statutory income tax rate	34%	34%

Income tax provision calculated at statutory rate	(19.7)	(34.1)
(Increase) decrease in income tax provision resulting from:
Rate differences in various jurisdictions	12.9	13.5
Effect of change in tax law	(1.3)	(0.2)
Non-deductible items	(0.6)	(1.2)
Large corporations tax	—	(0.5)
Other foreign taxes	(7.8)	(3.5)
Non-taxable portion of capital gains	0.6	13.6
Non-taxable income	1.9	2.7
Valuation allowance	0.7	(0.3)
Other	(3.5)	(0.5)

Income tax provision	$(16.8)	$(10.5)

During fiscal 2007, legislation was enacted in Canada to reduce the federal corporate income tax rate from 22.12% to 19% in phased reductions over the period 2008 to 2010. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in Canada by $1.2 million.
The Company is subject to taxation in many jurisdictions throughout the world. The effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which funds are transferred between jurisdictions and income is repatriated, and changes in law. Generally, the tax liability for each legal entity is determined on either (i) a non-consolidated basis or (ii) a consolidated basis with other entities incorporated in the same jurisdiction, in either case, without regard to the taxable losses of non-consolidated affiliate entities. As a result, the Company may pay income taxes in certain jurisdictions even though on an overall basis a net loss for the period may be incurred.

The Company has accumulated approximately $153.7 million in non-capital tax losses of which $72.9 million is available to reduce future Canadian income taxes otherwise payable and $80.8 million is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

(in millions of Canadian dollars)

2008	$5.1
2009	8.9
2014	3.0
2015	19.3
2026	33.0
2027	4.2
Indefinitely	80.2

$153.7

Net Earnings from Continuing Operations
Net earnings from continuing operations for fiscal 2007 were $41.0 million ($0.90 per share, diluted), a decrease of $48.7 million from $89.7 million ($1.95 per share, diluted) in fiscal 2006. The decrease from fiscal 2006 was primarily the result of the gains on sale of long-term investments during fiscal 2006 of $37.5 million and a reduction in equity earnings of associated companies of $5.5 million. In addition, a higher tax provision of $6.3 million and increased financing charges of $5.3 million contributed to the overall decrease.
Net Earnings from Discontinued Operations
Net earnings from discontinued operations for fiscal 2007 were $2.2 million ($0.05 per share, diluted) compared to $1.0 million for fiscal 2006 ($0.02 per share, diluted). The increase is primarily due to an increase in survival suit sales and repairs for Survival-One during fiscal 2007.
Extraordinary Item
During fiscal 2007, the Company acquired Heli-Dyne. See page 13, “Acquisitions“. The purchase price was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in negative goodwill, which was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million ($0.02 per share, diluted) was recorded as an extraordinary gain.
Net Earnings
Net earnings decreased by $46.7 million to $44.0 million ($0.97 per share, diluted) in fiscal 2007 compared to $90.7 million ($1.97 per share, diluted) in fiscal 2006. This reflects a $48.7 million decrease in net earnings from continuing operations, partially offset by an increase of $1.2 million in net earnings from discontinued operations and an extraordinary gain of $0.8 million recognized in fiscal 2007.
Fourth Quarter 2007
Revenue for the fourth quarter of fiscal 2007 was $312.2 million, an increase of $63.9 million or 26% from the same period last year. This increase in revenue was due to an increase of $46.7 million from all operating segments and a favourable FX impact of $17.2 million.
Operating income for the fourth quarter of fiscal 2007 was $28.4 million, an increase of $4.7 million from the same period last year. This was due to an increase in Global Operations of $3.8 million and an increase in Heli-One of $7.3 million. These increases were partially offset by a decrease in European Operations of $5.6 million and Corporate of $0.8 million.
Net earnings from continuing operations increased by $1.4 million to $11.7 million in the fourth quarter of fiscal 2007 from the same period in the prior fiscal year.
Net earnings for the fourth quarter of fiscal 2007 was $13.5 million, an increase of $2.7 million from the same period last year. This increase resulted from an increase in net earnings from continuing operations of $1.4 million and an increase in net earnings from discontinued operations of $1.3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For further information on the Company’s fourth quarter 2007 results, please refer to the Company’s fourth quarter press release on June 26, 2007.
Quarterly Information
The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each quarter of fiscal 2007, 2006 and 2005. All information has been reclassified for the classification of Survival-One as discontinued operations as outlined in Note 2 to the Company’s fiscal 2007 audited consolidated financial statements.

		Net earnings			Total
		from			long-term	Cash	Net earnings per share
		continuing	Net	Total	financial	dividends	from continuing		Net earnings
	Revenue	operations	earnings	assets	liabilities	per share	operations		per share
		(in millions of Canadian dollars)				declared	Basic	Diluted	Basic	Diluted

Fiscal 2007
Q1	$263.1	$9.0	$8.8	$1,838.2	$1,043.4	$—	$0.21	$0.20	$0.21	$0.19
Q2	273.0	8.3	8.9	1,839.0	1,018.2	0.50	0.20	0.18	0.21	0.20
Q3	300.8	12.0	12.8	2,012.6	877.6	—	0.28	0.26	0.30	0.28
Q4	312.2	11.7	13.5	2,102.2	842.7	—	0.28	0.26	0.32	0.30

Total	$1,149.1	$41.0	$44.0			$0.50	$0.97	$0.90	$1.04	$0.97

Fiscal 2006
Q1	$243.0	$18.8	$19.2	$1,669.8	$975.2	$—	$0.45	$0.41	$0.46	$0.42
Q2	252.4	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3	253.5	21.4	21.5	1,685.6	945.8	—	0.51	0.47	0.51	0.47
Q4	248.2	10.3	10.8	1,686.1	911.7	—	0.25	0.22	0.26	0.23

Total	$997.1	$89.7	$90.7			$0.40	$2.14	$1.95	$2.16	$1.97

Fiscal 2005
Q1	$239.7	$18.2	$17.5	$1,494.0	$829.9	$—	$0.44	$0.40	$0.42	$0.37
Q2	238.8	(0.7)	(0.7)	1,512.8	855.0	0.30	(0.02)	(0.01)	(0.02)	(0.01)
Q3	238.3	14.7	22.5	1,624.5	924.2	—	0.35	0.32	0.54	0.49
Q4	237.4	14.7	17.2	1,686.7	934.4	—	0.35	0.32	0.41	0.38

Total	$954.2	$46.9	$56.5			$0.30	$1.12	$1.03	$1.35	$1.23

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities. Poor weather in the North Sea can inhibit flying during the winter months. In the current fiscal year poor weather conditions in December and January prevented flying activity for a number of days resulting in a temporary reduction in activity.
Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues in fiscal 2007, in comparison to quarterly revenues for fiscal 2006, have been impacted by foreign exchange in the following amounts: Q1-$(22.3) million, Q2-$(9.3) million, Q3-$3.4 million and Q4-$17.2 million.
(i)	Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

(ii)	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for CHC Composites Inc. (“Composites”) of $14.3 million.

(iii)	In Q3 of fiscal 2005, the Company incurred a net-of-tax gain on the sale of Schreiner Aircraft Maintenance B.V. (“SAMCO”) and Schreiner Canada Ltd. (“Schreiner Canada”) of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was incurred in Q4 of fiscal 2006.

(iv)	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.

(v)	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inaer.

(vi)	Results for Q1 of fiscal 2007 included aircraft introduction costs of approximately $5.5 million in support of future growth.

(vii)	Results for Q2 of fiscal 2007 included foreign exchange losses of approximately $6.6 million relating to various items including repatriation of cash to Canada, internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, and short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries.

(viii)	Results for Q3 of fiscal 2007 included revenue on the sale of an aircraft of approximately $13.0 million.

(ix)	Results for Q4 of fiscal 2007 included aircraft introduction costs of $5.1 million in support of continued growth.
For additional information on the foregoing quarterly items, see page 20, “Results of Operations - Gain on Sale of Long-term Investments.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
REVIEW BY SEGMENT – FISCAL 2007 COMPARED TO FISCAL 2006
The following table provides annual external revenue, segment EBITDAR(iv), segment EBITDA(iv) and operating income variance analysis between fiscal 2007 and 2006 for the Company’s segments. The numbers in this analysis are referred to in the review of each operating segment that follows the table.
Segment Revenue from External Customers — Variance Analysis
(in thousands of Canadian dollars)

	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total

Year ended April 30, 2006 (i)	$330,877	$520,367	$145,668	$175	N/A	$997,087
Foreign exchange impact (ii)	(11,007)	2,468	(2,453)	13	N/A	(10,979)
Revenue increase	108,086	17,086	37,398	429	N/A	162,999

Year ended April 30, 2007	$427,956	$539,921	$180,613	$617	N/A	$1,149,107

Total revenue increase	$97,079	$19,554	$34,945	N/A	N/A	$152,020
% increase	29.3%	3.8%	24.0%	N/A	N/A	15.2%
% increase excluding FX	32.7%	3.3%	25.7%	N/A	N/A	16.3%
Segment EBITDAR(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total

Year ended April 30, 2006 (i)	$90,922	$107,481	$229,475	$(27,662)	$(154,049)	$246,167
Foreign exchange impact (ii)	(3,183)	(3,679)	1,302	1,428	—	(4,132)
Segment EBITDAR increase (decrease)	47,392	(8,460)	42,397	(15,104)	(26,808)	39,417

Year ended April 30, 2007	$135,131	$95,342	$273,174	$(41,338)	$(180,857)	$281,452

Segment EBITDAR margin (iii)
- Last year	27.5%	20.7%	45.8%	N/A	N/A	24.7%
- This year	31.6%	17.7%	47.7%	N/A	N/A	24.5%
Total Segment EBITDAR increase (decrease)	$44,209	$(12,139)	$43,699	$(13,676)	$(26,808)	$35,285
% increase (decrease)	48.6%	(11.3%)	19.0%	49.4%	N/A	14.3%
% increase (decrease) excluding FX	52.1%	(7.9%)	18.5%	54.6%	N/A	16.0%
Segment EBITDA(iv) Variance Analysis
(in thousands of Canadian dollars)

	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total

Year ended April 30, 2006 (i)	$7,706	$31,857	$168,790	$(27,662)	$—	$180,691
Foreign exchange impact (ii)	(1,366)	(3,792)	4,266	1,416	—	524
Segment EBITDA increase (decrease)	27,811	(25,830)	12,901	(15,092)	—	(210)

Year ended April 30, 2007	$34,151	$2,235	$185,957	$(41,338)	$—	$181,005

Segment EBITDA margin (iii)
- Last year	2.3%	6.1%	33.7%	N/A	N/A	18.1%
- This year	8.0%	0.4%	32.5%	N/A	N/A	15.8%
Total Segment EBITDA increase (decrease)	$26,445	$(29,622)	$17,167	$(13,676)	$—	$314
% increase (decrease)	343.2%	(93.0%)	10.2%	(49.4%)	N/A	0.2%
% increase (decrease) excluding FX	360.9%	(81.1%)	7.6%	(54.6%)	N/A	(0.1%)
Segment Operating Income Variance Analysis
(in thousands of Canadian dollars)

	Global	European		Corporate	Inter-segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total

Year ended April 30, 2006 (i)	$2,913	$24,721	$116,297	$(34,865)	N/A	$109,066
Foreign exchange impact (ii)	(1,133)	(3,736)	3,196	1,391	N/A	(282)
Operating income increase (decrease)	28,271	(22,275)	8,212	(7,936)	N/A	6,272

Year ended April 30, 2007	$30,051	$(1,290)	$127,705	$(41,410)	N/A	$115,056

Total operating income increase (decrease)	$27,138	$(26,011)	$11,408	$(6,545)	N/A	$5,990
% increase (decrease)	931.6%	(105.2%)	9.8%	18.8%	N/A	5.5%
% increase (decrease) excluding FX	970.5%	(90.1%)	7.1%	22.8%	N/A	5.8%

(i)	Comparative figures have been reclassified for the classification of Survival-One as discontinued operations as outlined in Note 2 to the Company’s fiscal 2007 audited consolidated financial statements.

(ii)	Includes both the foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”) and the foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

(iii)	Segment EBITDAR and segment EBITDA as a percent of revenue from external customers except for the Heli-One segment, which is a percent of total revenue.

(iv)	See Note 25 to the Company’s fiscal 2007 audited consolidated financial statements.
Global Operations
The Global Operations segment consists of flying operations in Australia, Africa, the Middle East, the Americas, Asia and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Revenue by Industry — Global Operations	Revenue by Industry — Global Operations

Revenue for fiscal 2007 was $428.0 million, an increase of $97.1 million from revenue of $330.9 million in fiscal 2006. The increase included revenue growth of $108.1 million, partially offset by an unfavourable FX impact of $11.0 million. The $108.1 million revenue increase was due to increased flying activity from new and expanded contracts in Australia, South America, Africa and Southeast Asia for both oil and gas and EMS/SAR customers, increased fixed-wing activity in Nigeria, additional ad hoc work in Africa and rate increases on a number of existing contracts. Total flying hours increased from 69,859 in fiscal 2006 to 84,207 in fiscal 2007, representing growth of 14,348 hours or 21%. During the second quarter of fiscal 2007, Global Operations purchased an aircraft with the intention of selling the aircraft to a third party. The sale of the aircraft occurred in the third quarter and generated revenue of approximately $13.0 million.
Segment EBITDAR for fiscal 2007 was $135.1 million, which is an increase of $44.2 million from segment EBITDAR of $90.9 million in fiscal 2006. This increase included segment EBITDAR growth of $47.4 million, partially offset by an unfavourable FX impact of $3.2 million. The segment EBITDAR increase is due to an increase in revenue and segment EBITDAR margins. Segment EBITDAR margins for Global Operations increased from 27.5% in fiscal 2006 to 31.6% in fiscal 2007 due to rate increases on a number of contracts as a result of the introduction of new aircraft and a net decrease of $15.6 million in provisions on trade receivables that have been collected.
Global Operations has added 26 aircraft to its fleet since fiscal 2006, which is partially offset by aircraft returned to Heli-One for re-deployment and the sale of light aircraft in the second quarter of fiscal 2007. During fiscal 2007, Global Operations expensed $3.6 million (fiscal 2006 - $3.8 million) in aircraft introduction costs. This is significantly lower than the aircraft introduction costs incurred by European Operations. The cost of introducing aircraft is not as significant for Global Operations as it is for European Operations for numerous reasons including the fact that most of these new aircraft are Sikorsky S76C++ aircraft, which are an advancement from previous S76 models but do not represent completely new aircraft types like the Sikorsky S92 and AgustaWestland AW139. New aircraft types require significant introduction costs primarily due to the training of personnel and serviceability issues related to unplanned maintenance and modification requirements. Global Operations experienced less aircraft down-time due to training as new crews were hired specifically to operate these new aircraft types. Global Operations’ contracts typically result in lower utilization of aircraft, reducing the frequency of maintenance requirements. Global Operations’ aircraft flew an average of 581 hours per aircraft during fiscal 2007, while European Operations flew an average of 1,197 hours per aircraft in the same period. As such, Global Operations has been able to introduce numerous aircraft during the year without a significant financial impact.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Operating income for fiscal 2007 was $30.0 million, an increase of $27.1 million from operating income of $2.9 million in fiscal 2006. This increase was due primarily to a an increase in segment EBITDAR, partially offset by an unfavourable FX impact of $1.1 million and an increase in lease costs of $17.8 million due to an increased number and higher value aircraft used by Global Operations on new and expanded contracts.
At April 30, 2007, there were 145 aircraft in this segment, consisting of 27 heavy, 97 medium, one light and 20 fixed-wing aircraft. This represents an increase of 14 aircraft since the start of the fiscal year, which is related to increased activity in the Global Operations segment in fiscal 2007. The fleet deployed in this segment consists primarily of medium aircraft such as Sikorsky S76 models and AgustaWestland AW139 aircraft, but also includes a number of heavy aircraft, including the Eurocopter Super Puma, the Sikorsky S61N and the Sikorsky S92.
Approximately 87% of flying revenue in the segment was derived from long-term contracts. The major customers in this segment included Amerada Hess, ExxonMobil, Unocal, Chevron, bp, Shell, Premier, Phillips, Soekor, Sonair, the Ambulance Service of New South Wales, the Royal Australian Air Force, Victoria Police, the United Nations, Encana and United Helicharters.
During and subsequent to fiscal 2007 the Company was awarded the following new contracts and contract renewals:
•	through BHS, the Company was awarded a five-year contract for the provision of eight Sikorsky S-76C+ helicopters in support of Petrobras’ operations in the Brazilian offshore sector.

•	a seven-year (plus three years of extension options) EMS contract with the Ambulance Service of New South Wales for the provision of five aircraft in the Greater Sydney area. The contract commenced in late fiscal 2007 and calls for AgustaWestland AW139 and Eurocopter EC145 aircraft.
European Operations
The European Operations segment consists primarily of flying operations in the UK, Norway, Ireland, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea, as well as EMS/SAR services throughout Europe.

Revenue by Industry — European perations	Revenue by Industry — European Operations

Revenue for fiscal 2007 was $539.9 million, an increase of $19.5 million from revenue of $520.4 million earned in fiscal 2006. This increase was attributable to an increase of $17.1 million in revenue and a favourable FX impact of $2.4 million. Revenue increased due to new contracts with Marathon, Nexen, Perenco UK Limited, Total E&P Nederland BV, Wintershall Noordszee BV, PetroCanada Netherlands BV and Tullow Oil, as well as an increase in flying hours on existing contracts and increased ad hoc work. In addition, rate increases on new aircraft types have contributed to increased revenue. These increases are partially offset by a decrease in flying hours and the loss of the ConocoPhillips contract during fiscal 2006. The loss of the ConocoPhillips contract resulted in reduced revenue but did not result in a corresponding reduction in costs as crews were retained to train and fly on new contracts commencing in future periods. Flying hours decreased by 4,463 hours to 91,008 hours in fiscal 2007 compared to 95,471 hours in fiscal 2006. This decrease is largely due to aircraft serviceability issues on certain new aircraft types experienced by European Operations throughout fiscal 2007, discussed further below.

Segment EBITDAR for fiscal 2007 was $95.3 million, down $12.2 million from segment EBITDAR of $107.5 million in fiscal 2006. This decrease was due primarily to reduced segment EBITDAR of $8.5 million due to serviceability issues on certain new aircraft types and aircraft introduction costs and an unfavourable FX impact of $3.7 million. These decreases are partially offset by segment EBITDAR earned on increased revenue. Segment EBITDAR margins decreased from 20.7% in fiscal 2006 to 17.7% in fiscal 2007. Fiscal 2007 margins were negatively impacted by significant aircraft introduction costs incurred during the year and serviceability issues on certain new aircraft types.
European Operations has added seven aircraft to its fleet since fiscal 2006, which is partially offset by aircraft returned to Heli-One for redeployment. Most of the aircraft added to the fleet are new aircraft types including the AgustaWestland AW139 and Sikorsky S92. The introduction of new aircraft types to meet the requirements of new and existing customers has resulted in aircraft introduction costs of approximately $7.8 million (fiscal 2006 -$4.4 million) expensed during fiscal 2007 primarily relating to the training of personnel for upcoming contracts, including the Statoil contract in Norway, which will generate revenue in the first quarter of fiscal 2008. The cost of introducing aircraft has been significant for European Operations as a result of the new technology aircraft types introduced and the requirement to type-convert and align existing crews on these aircraft.
European Operations has also experienced a high amount of scheduled and unscheduled maintenance on new and older aircraft during fiscal 2007. This maintenance resulted in customer penalties and reduced revenue as aircraft were unable to operate on contract. The segment EBITDAR impact of aircraft availability issues for fiscal 2007 totalled approximately $8.5 million. Even though it is normal that new aircraft types have a lower rate of availability during the introduction period, the current performance of these new types continues to be below expectations. The availability rate on these aircraft did improve in the fourth quarter of fiscal 2007 and is expected to continue to improve in future periods. The Company continues to work with manufacturers to remedy serviceability issues on new technology aircraft by increasing spare parts production and improving technical support.
During fiscal 2007, European Operations experienced an operating loss of $1.3 million, which is a decrease of $26.0 million from operating income of $24.7 million in fiscal 2006. This decrease is due to a reduction in segment EBITDAR, increased lease costs of $17.5 million and an unfavourable FX impact of $3.7 million. Lease costs increased due to the addition of higher value, technologically advanced aircraft in the European Operations fleet and short-term lease costs incurred on aircraft required to address serviceability issues and other related costs.
At April 30, 2007 there were 76 aircraft in this segment, consisting of 48 heavy and 28 medium aircraft. Included in the heavy aircraft were 34 Super Pumas, including 16 Super Puma MkIIs and five Sikorsky S92 aircraft.
During fiscal 2007, European Operations lost one AS365N medium aircraft in a helicopter accident off the west coast of England. The cause of the accident has not yet been ascertained as it is still under investigation by the Air Accidents Investigation Branch. For additional details, see page 15, “Helicopter Accident”.
In fiscal 2007, approximately 70% of flying revenue in this segment was derived from long-term contracts. The major customers in this segment during fiscal 2007 included Apache, bp, TotalFinaElf, Maersk, Statoil, Nexen, Marathon, Tullow Oil, Perenco UK Limited and the Irish Coast Guard.
During and subsequent to fiscal 2007 the Company was awarded the following new contracts and contract renewals:
•	a contract renewal by the Irish Minister for Transport for the continued provision of marine SAR services in Ireland from July 2007 to July 2010, plus three option years.

•	a three-year contract and two five-year contracts by Statoil for the provision of helicopter services in the Norwegian Sea commencing in mid-2007.

•	a four-year contract renewal by Apache North Sea Limited for the provision of helicopter services in support of Apache’s offshore operations. The contract commenced on September 1, 2006 and is supported by a Sikorsky S92 aircraft.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
•	a three-year contract (plus two option years) by TOTAL E&P Norge AS for the provision of helicopter transportation services from Stavanger and Kristiansund, Norway, commencing in early 2008. A Eurocopter EC225 will be deployed on the contract. The contract is expected to generate annual revenue of approximately $9.0 million.

•	two major contracts by Statoil ASA, Norway for provision of helicopter services in the Norwegian Sea. The Company believes that this is the largest bundle of helicopter services contracts ever awarded, with a total value of approximately $1.1 billion, over the fixed and option periods. The contract details are as follows:
1.	A five-year contract for the provision of five Sikorsky S-92 and two Eurocopter EC225 aircraft in support of Statoil’s offshore operations based out of Floroe and Bergen, Norway, plus an additional back-up Eurocopter AS332L2 in Bergen. The operation in Floroe will commence in June 2009 and the contract in Bergen in January 2010. The contract includes options for up to four additional years.

2.	A seven-year contract for the provision of two all-weather Search and Rescue EC225 aircraft. One helicopter will be based at Statoil’s Statfjord field in the North Sea, and the other in Bergen as back-up for this service. Commencing in March 2009, the contract includes options for up to four additional years.
•	a five-year contract renewal by Statoil for the provision of helicopter services in support of Statoil’s offshore operations. The contract will commence on July 1, 2009 and is anticipated to generate up to $170 million over the five-year extension period.

•	a five-year contract renewal by GDF Production Nederland BV in Den Helder. The contract was renewed in June 2007 and is expected to generate revenue of approximately $55 million over the five-year extension period.
Heli-One
The Heli-One segment includes helicopter repair and overhaul facilities in Norway, Canada, Australia, Africa, the US and the UK, providing helicopter repair and overhaul services for the Company’s fleet and for a growing external customer base in Europe, Asia and North America. As well, Heli-One performs composite aerospace component manufacturing.

External Revenue by Type -	External Revenue by Customer -
Heli-One	Heli-One

The following table provides annual financial information (in thousands of Canadian dollars) on Heli-One fleet and repair & overhaul activities (without adjusting for the impact of FX).

	Fleet		R&O		Total
	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006	Fiscal 2007	Fiscal 2006
Revenue
External
PBH/R&O	$—	$—	$130,878	$106,104	$130,878	$106,104
Lease	21,338	12,882	—	—	21,338	12,882
Other(i)	—	—	28,397	26,682	28,397	26,682

Total	21,338	12,882	159,275	132,786	180,613	145,668

Internal
PBH/R&O	—	—	210,098	194,915	210,098	194,915
Lease	181,200	150,855	—	—	181,200	150,855
Other(i)	—	—	222	9,243	222	9,243

Total	181,200	150,855	210,320	204,158	391,520	355,013

Total Revenue	202,538	163,737	369,595	336,944	572,133	500,681

Direct costs(ii)	(18,839)	(19,872)	(280,120)	(251,334)	(298,959)	(271,206)

Segment EBITDAR(ii)	183,699	143,865	89,475	85,610	273,174	229,475
Segment EBITDAR margin	90.7%	87.9%	24.2%	25.4%	47.7%	45.8%
Aircraft lease and associated costs(ii)	(87,217)	(60,685)	—	—	(87,217)	(60,685)

Segment EBITDA(ii)	$96,482	$83,180	$89,475	$85,610	185,957	168,790

Segment EBITDA margin	47.6%	50.8%	24.2%	25.4%	32.5%	33.7%

Amortization					(56,474)	(44,363)
Restructuring (costs) recovery					991	(7,445)
Loss on disposal of assets					(2,769)	(685)

Operating income					$127,705	$116,297

(i)	Other consists of Composites, Heli-One Components B.V. and the recently sold trading surplus business.

(ii)	See Note 25 to the Company’s fiscal 2007 audited consolidated financial statements.
Heli-One’s third-party revenue for fiscal 2007 was $180.6 million, of which approximately 49% was derived from long term contracts, compared to $145.7 million in fiscal 2006. The $34.9 million increase in third-party revenue was due to increases in both fleet and R&O revenue totalling $37.4 million, partially offset by an unfavourable FX impact of $2.5 million. External fleet revenue has increased $8.5 million (without adjusting for the impact of FX) due to incremental lease revenue on a larger fleet, including new leasing contracts in Mexico and the US. External R&O revenue has increased by $26.5 million (without adjusting for the impact of FX) due to an increase in customer flying hours, new PBH contracts in Malaysia and Mexico, part sales increases and an increase in base maintenance activities. Base maintenance activities increased primarily as a result of the consolidation of Heli-Dyne, which was acquired during fiscal 2007, as well as increases in third-party base maintenance work performed in Norway and Europe.
Heli-One’s internal revenues have increased by $36.5 million to $391.5 million in fiscal 2007 from $355.0 million in fiscal 2006. This increase is due to increases in both internal fleet leasing and R&O revenue. Internal fleet revenue has increased by $30.3 million, due to incremental revenue on an increase in the number and value of aircraft deployed by European Operations and Global Operations. Internal R&O revenue has increased by $6.2 million due to PBH earned on increased flying hours. Internal revenues are expected to continue to grow as Global Operations and European Operations deploy more aircraft and increase flying activity.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Segment EBITDAR for fiscal 2007 was $273.2 million, an increase of $43.7 million from segment EBITDAR of $229.5 million in fiscal 2006. This increase was due to increased EBITDAR of $42.4 million earned on increased activity and a favourable FX impact of $1.3 million. Segment EBITDAR from fleet leasing has increased by $39.8 million due to an increase in the number and value of aircraft in the fleet compared to fiscal 2006. Segment EBITDAR from R&O has increased by $3.9 million, primarily due to an increase in revenue, an increase in external work at improved margins and a reduction in maintenance costs primarily due to an estimated $4.0 million net credit on the planned exit from a third-party PBH maintenance program. These increases are partially offset by the sale of a non-core parts trading business during fiscal 2007. In fiscal 2006, this business contributed segment EBITDAR of $1.8 million. The development of the Boundary Bay R&O facility and expansion of in-house capabilities may result in the exit from other third-party PBH maintenance programs in the future.
Segment EBITDAR margins have improved from 45.8% in fiscal 2006 to 47.7% in fiscal 2007. This increase is due to improved margins on external R&O work and a reduction in maintenance costs as noted above.
The number of aircraft in the Heli-One fleet has increased by four aircraft to 34 aircraft at April 30, 2007 compared to fiscal 2006. The increase is due to the addition of aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications and an increase in the number of aircraft leased to third-parties. Of the 34 aircraft in the Heli-One fleet, five aircraft are undergoing post-delivery modifications, two are undergoing major inspections, 19 aircraft are leased to third parties and eight aircraft are available for sale.
Operating income for fiscal 2007 was $127.7 million, an increase of $11.4 million from operating income of $116.3 million in fiscal 2006. This increase was due primarily to an increase in segment EBITDAR and a favourable FX impact of $3.2 million. These increases are partially offset by an increase in external lease charges of $30.1 million and an increase in amortization of $12.1 million. Amortization increased over fiscal 2006 due to an increase in spares (rotables), base maintenance capitalized costs and the increased value of aircraft in the fleet. External lease charges increased due to an increase in the percentage of leased aircraft in the fleet and an increase in the interest component of lease expense.
The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment. The Company has 71 aircraft (34 heavy and 37 medium aircraft) on order, expected to be delivered over the next five years. The Company expects that the majority of these aircraft will be used internally to support continued growth. Significant opportunities also exist from the continued development of Heli-One’s North American R&O facilities through the establishment of the 240,000 square foot R&O facility at Boundary Bay Airport in Delta, BC, Canada expected to be completed in the fourth quarter of fiscal 2008 and the acquisition of Heli-Dyne in the US during fiscal 2007.
During and subsequent to fiscal 2007 the Company announced the following contracts and contract renewals:
a  five-year helicopter lease and maintenance contract, plus two option years, with AB Norrlandsflyg of Sweden commencing in January 2008. Heli-One will provide Norrlandsflyg with two new Sikorsky S76C++ helicopters in SAR configuration and will support the helicopters’ major components through a PBH maintenance agreement. Norrlandsflyg will operate the aircraft in a SAR capacity for the Swedish Maritime Agency.
•	contracts with major European Air Forces as follows:
1.	Modifications to twelve Royal Norwegian Air Force Bell 412SP helicopters and upgrades to a further six 412 helicopters form SP to HP models. Work will be carried out in 2007 and 2008.

2.	S-61A fleet support for Royal Danish Air Force, including C-inspections, component repair and overhaul, and personnel support.

3.	Phase inspections on two Royal Netherlands Air Force AS532U1 Cougar helicopters (with options for a further five inspections) to be performed at Royal Netherlands Air Force facilities in Woensdrecht.

•	a contract with Eurocopter for the purchase of 16 new EC225 helicopters. Total value of the contract is approximately $430 million. These aircraft are expected to be delivered between fiscal 2008 and fiscal 2012. The Company plans to use these aircraft in support of new offshore oil and gas contracts and potentially as SAR aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR. The EC225 fleet will be fully supported by Heli-One who will provide total maintenance, repair and overhaul support for the advanced EC225. Heli-One has been granted an exclusive license to perform R&O on EC225 components.
Subsequent to April 30, 2007, the Company announced the completion of the sale of Survival-One, the Company’s Aberdeen-based, non-core operating unit engaged in the manufacture, repair and distribution of cold-water survival suits and other safety equipment, for gross proceeds of approximately $37 million. A gain on sale of Survival-One of approximately $18 million will be recorded in the first quarter of fiscal 2008, subject to any post-closing adjustments.
Corporate and Other Segment
Corporate segment EBITDAR of $(41.3) million in fiscal 2007 decreased by $13.7 million from fiscal 2006. This decrease is due to increased costs of $15.1 million, partially offset by a favourable FX impact of $1.4 million. The increase in costs of $15.1 million from fiscal 2006 is due primarily to $8.9 million incurred during fiscal 2007 relating to the Company’s SOX Section 404 project. In addition, contract settlement costs of $3.1 million were incurred during the year and there was an increase in professional fees of $7.4 million relating to external audit, consulting and other fee increases. These increases are partially offset by a reduction in variable compensation costs of $1.7 million and a reduction in claim reserves for various insured risks of $1.3 million compared to fiscal 2006.
LIQUIDITY AND CAPITAL RESOURCES
Operating Activities
Cash flows from operations of $26.2 million (2006 — $32.1 million) consisted of $41.0 million in net earnings from continuing operations plus various items not involving cash and long-term receivables increases of $17.3 million due to the build-up of operating capability for BHS in Brazil. This is partially offset by a change in non-cash working capital of $37.2 million.
The change in non-cash working capital was impacted by the following items:
•	An increase in receivables of $50.8 million over the prior year primarily related to an increase in trade receivables from increased activity and an increase in non-trade receivables of $10.9 million related to the sale of an aircraft to a lessor. Days sales in trade receivables decreased from 69 days at April 30, 2006 to 66 days at April 30 2007, which was offset by an increase in trade receivables of $47.4 million resulting from an increase in activity.

•	An increase in inventory of $39.9 million over the prior year due to the introduction of 40 aircraft, increases in safety stock at bases throughout the world to improve aircraft serviceability, and increased base maintenance related to the acquisition of Heli-Dyne in fiscal 2007.

•	An increase in prepaid expenses of $30.4 million over the prior year largely related to the advancement of approximately $25 million of security deposits related to future lease transactions.

•	An increase in payables and accruals of $83.9 million over the prior year mainly related to approximately $40 million in final balances owing on recent aircraft purchases and overall increased activity.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The Company believes that it will be able to generate sufficient cash flow to meet its current and future working capital, capital expenditure and debt obligations. As at April 30, 2007 the Company had unused borrowing capacity under its credit facilities of $38.3 million (April 30, 2006 — $147.1 million) and cash and cash equivalents of $89.5 million (April 30, 2006 — $26.3 million), for a total of $127.8 million (April 30, 2006 — $173.4 million). The Company does not expect any material changes to its future working capital requirements other than possible changes caused by major acquisitions and continued fleet expansion. The Company’s growth strategy includes the pursuit of various acquisition targets. It is expected that acquisitions would be largely debt financed. The Company does not expect to use sale-leaseback transactions from the sale of long-term currently owned aircraft as a source of liquidity. Sale-leaseback transactions are used by the Company as a cost effective way to finance new aircraft. Aircraft are sometimes acquired over an extended period through deposits and then sold and leased back shortly after acquisition.
There are no material or legal restrictions on the ability of the Company to obtain cash from its subsidiaries. Certain jurisdictions that the Company operates in give rise to practical restrictions on the ability of the Company to obtain cash from its subsidiaries due to central banking legislation in these jurisdictions. These restrictions have not and are not expected to have an impact on the Company’s ability to meet its obligations. There are no material trends and no expected material fluctuations in the Company’s liquidity position. The Company is not aware of any balance sheet conditions, income items or cash flow items that could have a material impact on its liquidity. There are also currently no liquidity problems associated with the Company’s financial instruments. However, changes in FX rates affect the fair market value of currency swaps into which the Company has entered in connection with hedging its net investment in its self-sustaining foreign operations. It is possible that such changes in the fair market value of these financial instruments could be material. See page 34, “Financial Instruments”.
Financing Activities
Cash flow from financing activities was $207.3 million for fiscal 2007, compared to $76.5 million for fiscal 2006. Total debt increased by $216.5 million during the year from $624.1 million at April 30, 2006 to $840.6 million at April 30, 2007. The $216.5 million increase was comprised of an increase in debt of $220.5 million offset by favourable FX of $4.0 million.
During fiscal 2007, the Company negotiated increases in capacity of its two existing operating lease facilities and added a third facility with a major European bank, creating new operating lease capacity of US $235 million (approximately $260 million). These facilities provide the Company with operating flexibility including the ability to move aircraft among countries within agreed limits, as long as pre-negotiated percentages of limits of facility value are maintained in primary and non-primary jurisdictions. During fiscal 2007, the Company entered into financing transactions on 29 aircraft related to these facilities.
During the third quarter of fiscal 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Current portion of debt obligations” in the consolidated financial statements, as the facility is due for renewal in December 2007. The Company is currently in discussions with financiers to renew the facility and does not anticipate any obstacles in the renewal.
To minimize the impact of foreign exchange on its cash flows, the Company has denominated its debt in various currencies to more closely match net operating cash flows with debt service obligations. See page 34, “Financial Instruments”. At April 30, 2007 the Company’s total net debt was denominated in the following currencies:

	Debt in functional currency		Canadian equivalent
Currency	(millions)		(millions)

UK pound sterling		£9.6	$21.2
Euro		€33.2	50.2
Canadian dollar		$164.2	164.2
US dollar	USD	505.0	558.9
Norwegian kroner	NOK	240.0	44.7
Brazilian real	BRL	2.7	1.4
Cash (various currencies)			(89.5)

Total net debt			$751.1

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit, among other things, the Company’s ability to incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. The Company’s ability to comply with any of the foregoing limitations and with loan repayment provisions will depend on future performance. This will be subject to prevailing economic conditions and other factors, some of which may be beyond the Company’s control. At April 30, 2007 the Company was, and continues to be, in compliance with all covenants, all requirements for the payment of interest and principal and all other conditions imposed by its debt and lease agreements.
During fiscal 2007 the Company declared an annual dividend of $0.50 payable quarterly on each Class A subordinate voting share and Class B multiple voting share (approximately $21.9 million). Of this, dividends totalling $10.6 million were paid by April 30, 2007. During fiscal 2006, the Company declared an annual dividend of approximately $17.1 million or $0.40 per share, $8.5 million of which was paid in fiscal 2006 with the remaining $8.6 million paid in fiscal 2007. There have been no defaults or arrears in dividend payments.
Cash generated by Class A subordinate voting share issues under the employee share purchase plan and the employee stock option plan was $6.3 million during fiscal 2007 (2006 — $0.5 million). This is primarily related to the exercise of 792,000 options into 1,584,000 Class A subordinate voting shares for cash proceeds of $5.6 million.
At April 30, 2007, long-term debt (including current portion) totalled $840.6 million (2006 — $624.1 million) and shareholders’ equity totalled $551.3 million (2006 — $490.7 million). The long-term debt to equity ratio was 1.5:1 at April 30, 2007, compared to 1.3:1 at April 30, 2006.
Investing Activities
Cash used for investing activities was $169.3 million in fiscal 2007. Property and equipment additions of $393.2 million were comprised of (i) $245.3 million for the purchase of 35 helicopters (five aircraft purchased off-lease), including 24 that were subsequently leased through sale-leaseback transactions, (ii) $18.1 million for aircraft modifications, (iii) $39.4 million related to buildings and other equipment; and (iv) $90.4 million related to investments in spare parts (rotables) to support the Company’s existing fleet and additional aircraft and new aircraft types. The aircraft expenditures of $245.3 million consisted of aircraft purchases of $330.4 million less the application of deposits on these aircraft of $85.1 million. The Company advanced new aircraft deposits during the year of $87.6 million toward future aircraft purchases. The Company novated certain of its aircraft purchases to lessors during the year and has been reimbursed $40.9 million in deposits from aircraft manufacturers resulting in net payments of aircraft deposits of $46.7 million.
Capital expenditures during fiscal 2007 for helicopter major inspections totalled $30.1 million. These expenditures were financed from net proceeds totalling $318.3 million, primarily from proceeds received on 28 sale-leaseback transactions and the disposal of 13 aircraft.
Cash used for investing activities was $124.2 million in fiscal 2006. Property and equipment additions in fiscal 2006 of $280.7 million were comprised of (i) $177.2 million for the purchase of 20 helicopters, including 12 that were subsequently leased through sale-leaseback transactions, (ii) $12.6 million for aircraft modifications, (iii) $67.1 million for major spares and repairable parts, (iv) $3.6 million in connection with the construction of buildings and hangars, and (v) $20.2 million for ground equipment, vehicles, a simulator and office furniture and fixtures. The aircraft expenditures of $177.2 million consisted of aircraft purchases of $264.9 million less the application of deposits on these aircraft of $87.7 million. The Company advanced new aircraft deposits during the year of $125.0 million toward future aircraft purchases.
Capital expenditures during fiscal 2006 for helicopter major inspections totalled $23.6 million. These expenditures were financed from proceeds received on property and equipment dispositions and from operating cash flow. Proceeds from disposals during fiscal 2006 totalled $313.7 million. These proceeds were composed of $209.8 million received in connection with 21 aircraft sale-leaseback transactions and the disposal of four additional aircraft, $95.5 million received on the sale of long-term investments, and $8.4 million received from other dispositions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The Company had no other material capital expenditure commitments at April 30, 2007 other than commitments to take delivery of aircraft as discussed previously in the MD&A. See page 15, “Fleet - Commitments to Acquire New Aircraft.” See also Note 26 to the Company’s fiscal 2007 audited consolidated financial statements. Aircraft and other assets required to accommodate future growth will be purchased with funding from operations and/or additional debt, or will be leased under operating lease arrangements.
FINANCIAL INSTRUMENTS
Primary Financial Instruments
The carrying values of the primary financial instruments for the Company, with the exception of the Company’s senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.
The fair value of the senior subordinated notes is based on quoted market prices. The fair value of these debt instruments is as follows (in millions of Canadian dollars):

	2007		2006
	Fair Value	Carrying Value	Fair Value	Carrying Value

Senior subordinated notes (7 3/8%)	$429.4	$442.7	$454.3	$448.1

Derivative Financial Instruments Used for Risk Management
The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to expected future cash flows from foreign operations and anticipated transactions in currencies other than the Canadian dollar. The Company does not enter into derivative transactions for speculative or trading purposes.
The Company has designated its US $400.0 million 7 3/8% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and currency swaps are offset in the foreign currency translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP at April 30, 2007.
The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2007 are as follows:

		Notional		Fair market value
		amount		Gain (loss)
Hedging Item	Maturity	(millions)		(millions)

Forward foreign exchange contracts
Sell US dollar; buy Canadian dollar	Various		$118.0	$5.0
Sell pound sterling; buy euro	Various		€30.5	(1.2)
Sell Norwegian kroner; buy pound sterling	May 2007		£12.4	—
Sell Norwegian kroner; buy Australian dollar	May 2007	AUD	28.0	—
Sell Norwegian kroner; buy euro	May 2007		€26.9	—
Sell Canadian dollar; buy euro	May 2007		€2.7	—
Sell Brazilian real; buy US dollar	May 2007	USD	28.0	0.1
Sell Canadian dollar; buy Norwegian kroner	May 2007	NOK	150.0	(0.2)
Sell Canadian dollar; buy US dollar	June 2007	USD	150.0	(0.2)

				$3.5

Credit Risk on Financial Instruments
Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk
The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2007 without the use of interest rate derivative instruments.
OFF-BALANCE SHEET ARRANGEMENTS
In addition to the derivatives noted above, the Company has entered into guarantees and leasing arrangements that can be considered as off-balance sheet arrangements.
The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.
The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between fiscal 2008 and 2016. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, rebateable advance rentals and deferred payments is approximately $86.4 million (2006 — $60.8 million). The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.
The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts. Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer. Under either scenario, the Company has recourse against the aircraft manufacturer. Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees. The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at April 30, 2007, was approximately $179.5 million (April 30, 2006 — $nil). The Company does not anticipate incurring any liability or loss with respect to these guarantees.
At April 30, 2007 the Company operated 16 aircraft (2006 – 19 aircraft) under operating leases with four entities that would be considered variable interest entities (“VIEs”) under Canadian and US GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2014. The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.
Based on appraisals by independent helicopter valuation companies as at April 30, 2007, the estimated fair market value of the aircraft leased from VIEs is $94.3 million (2006 — $134.1 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $14.4 million (2006 — $17.7 million).
CONTRACTUAL OBLIGATIONS
The following table contains a summary of the Company’s obligations and commitments to make future payments under contracts, including debt, lease and purchase agreements at April 30, 2007. Additional information is contained in Notes 14 and 26 to the Company’s fiscal 2007 audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Payments due by period
(in millions of Canadian dollars)

		Less than 1			More than 5
Contractual obligations	Total	year	1-3 years	4-5 years	years

Long-term debt	$397.9	$333.7	$41.5	$9.6	$13.1
Senior subordinated notes (7 3/8%)	442.7	—	—	—	442.7
Operating lease (aircraft)	556.3	103.4	187.5	151.7	113.7
Operating lease (other)	44.6	5.7	9.0	7.5	22.4
New aircraft commitments	837.1	295.5	474.2	67.4	—

Total contractual obligations	$2,278.6	$738.3	$712.2	$236.2	$591.9

DEFINED BENEFIT PENSION PLANS
Approximately 33% of the Company’s active employees are covered by defined benefit pension plans. At April 30, 2007, the Company had a net unfunded deficit of $23.6 million relating to defined benefit pension plans that are required to be funded, compared to $28.0 million at April 30, 2006, a decrease of $4.4 million. Of the $23.6 million unfunded deficit at April 30, 2007, $37.6 million, $5.2 million, and $2.7 million were related to plans in the UK, the Netherlands and Norway, respectively. These deficits were offset by a surplus of $21.9 million in one of the Norwegian plans. In addition, at April 30, 2007, the Company had a deficit of $53.6 million related to plans that do not require funding, compared to a deficit of $46.2 million for those plans at April 30, 2006.
The unfunded deficit relating to funded plans decreased during fiscal 2007 primarily due to decreases in estimated benefit obligations mainly resulting from increases in the discount rates used and a positive FX impact.
Pension expense for fiscal 2007 was $20.9 million, compared to $27.9 million for fiscal 2006. The primary reasons for the $7.0 million decrease in pension expense from fiscal 2006 to fiscal 2007 were an $8.7 million increase in the return on plan assets and a $3.1 million decrease in the amortization of net actuarial and experience losses.
During the year ended April 30, 2007, a plan amendment resulted in a $2.3 million increase in the benefit obligation of the Norwegian plan. This amendment arose as a result of legislation in Norway that requires certain variable pay amounts to be included in pensionable earnings.
While the asset mix varies in each plan, overall the asset mix was 48% equities, 37% fixed income and 15% money market as at April 30, 2007.

SHARE DATA
The Company’s share capital as at April 30 was comprised of the following:

	Number of Shares		Consideration
(amounts in thousands)	2007	2006	2007	2006

Class A subordinate voting shares	39,858	36,860	$235,346	$223,241
Class B multiple voting shares	5,863	5,861	18,413	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	—	—	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans	—	—	(1,254)	(1,502)

			$252,505	$240,152

Contributed surplus			$5,042	$4,363

Class A subordinate voting shares that would be issued upon conversion of the following:

			2007	2006

Class B multiple voting shares			5,863	5,861
Stock options			2,232	3,819
Convertible debt			—	1,379

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.
The Company has issued 22 million ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (see Note 23 to the Company’s fiscal 2007 audited consolidated financial statements).
The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have, as collateral, a pledge of the related shares purchased with a fair market value of $14.5 million as at April 30, 2007. As a result, the employee share purchase loans, of $1.3 million at April 30, 2007 (2006 — $1.5 million), are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.
During the first two months of fiscal 2008, the Company issued 14,867 Class A subordinate voting shares for consideration of approximately $0.4 million.
SEASONALITY
See page 22, “Results of Operations – Quarterly Information” for discussion on the impacts of seasonality.
RISKS AND UNCERTAINTIES
The following is a summary of the Company’s significant business risks. The risks described below are not the only ones faced by the Company. Additional risks may impair its business operations. The Company’s business, results of operations, or financial condition could be materially adversely affected if any of these risks materialize.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Dependent on the Level of Activity in the Oil and Gas Industry
The Company’s operations are largely dependent upon the level of activity in the oil and gas industry. To varying degrees these activity levels are affected by trends in oil and gas prices. Historically, the prices for oil and gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the Company’s control. The Company cannot predict future oil and gas price movements. Any prolonged reduction in oil and gas prices could depress the level of helicopter activity in support of exploration and to a lesser extent, production activity and, therefore, have a material adverse effect on the business, financial condition and results of operations. For the fiscal years ended April 30, 2007 and 2006 revenue generated by helicopter transportation services for the oil and gas industry was 70% of the Company’s total revenue.
Cost Reduction Methods Undertaken by Oil and Gas Companies
Companies in the oil and gas production and exploration sector continually seek to implement measures aimed at greater cost savings, including helicopter support operations. For example, companies have reduced manning levels on both old and new installations by using new technology to permit unmanned installations. The implementation of such measures could reduce the demand for helicopter transportation services and have a material adverse effect on the business, financial condition and results of operations.
Competitive Markets
Many of the markets in which the Company operates are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins. Contracting for helicopter services is usually done on the basis of competitive bidding among those having the necessary equipment and resources. In the Company’s medium and heavy helicopter operations, for which helicopters comprising 91% of the Company’s helicopter fleet at April 30, 2007 are used, the Company competes against a number of helicopter operators including Bristow Group Inc., which is the other major global commercial helicopter operator, and other local and regional operators. In addition, many of the Company’s customers in the oil and gas industry have the financial ability to perform their own helicopter flying operations in-house should they elect to do so.
Competition from Original Equipment Manufacturers/Suppliers
The Company’s main competitors within the repair and overhaul business are the original equipment manufacturers of helicopters and their components. As such, the Company’s main competitors are also its main parts suppliers, which could result in its inability to obtain parts in a timely manner in required quantities at competitive prices.
Long-Term Contracts
The Company relies on a limited number of large, long-term offshore helicopter support contracts and if some of these are discontinued, the Company’s revenues could suffer. The Company derives a significant amount of its revenue from long-term offshore helicopter support contracts with oil and gas companies. A substantial number of its long-term contracts contain provisions permitting early termination by the customer. In addition, upon expiration of their term, these contracts are subject to a bidding process that could result in the loss of these contracts to competitors. The pricing for the bidding process for both PBH and flying contracts requires cost estimates. Unanticipated costs or cost increases could materially affect the profitability of these long-term contracts. The loss of one or more of these large contracts could have a material adverse effect on the business, financial condition and results of operations.
Acquisition of Aircraft
If the Company is unable to acquire the necessary aircraft or insurance, it may not be able to take advantage of growth opportunities. There are lead times of approximately 18 months to obtain the primary new heavy and medium aircraft types most often required by the Company’s customers. Although the Company has been able to acquire sufficient aircraft to date, a lack of available aircraft or the failure of the Company’s suppliers to deliver the aircraft the Company has ordered on a timely basis could limit the Company’s ability to take advantage of growth opportunities.

Insurance
Helicopter operations involve risks that may not be covered by the Company’s insurance or may increase the cost of the Company’s insurance.
The Company operates, through a wholly owned subsidiary, a reinsurance business that it uses to place insurance coverages that are not available in the market or, if they are available, their cost is prohibitive or excessive. The Company’s reinsurance subsidiary covers the following risks:
(i)	Loss of license insurance for the Company’s pilots in Europe, Africa and Australia.

(ii)	Death and disability insurance for employees of the Company’s Norwegian operations.

(iii)	Valuation rate protection for the pension plan for employees of the Company’s Norwegian operations.

(iv)	Benefit plans of various operating subsidiaries.
The Company has not been exposed to any significant losses in connection with its reinsurance business.
Inherent Risk
Operation of helicopters involves some degree of risk. Hazards, such as aircraft accidents, adverse weather and marine conditions, collisions and fire, are inherent in furnishing helicopter services and can cause personal injury and loss of life, severe damage to and destruction of property and equipment, and suspension of operations. The Company’s inability to renew its liability insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of the Company’s helicopters could adversely affect its operations and financial condition. The Company believes it is adequately covered by insurance in light of the historical need for insurance coverage. The events of September 11, 2001 caused a worldwide increase in insurance rates, particularly in the business in which the Company operates and restricted the ability of operators to acquire war liability coverage above certain limits. As a result of these and other factors, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. Furthermore, the Company is not insured for loss of profit or use of its helicopters.
The Company maintains a flight safety organization that is responsible for ensuring compliance with safety standards within the organization and the requisite proficiency among flight crews. The Company’s safety organization is responsible for training flight crews, conducting regular safety audits and seminars for all flight personnel, and generally ensuring safe operating techniques and standards consistent with Canadian and other government regulations and customer requirements. In addition, aviation regulatory bodies and customers conduct safety audits to ensure that the Company’s standards meet their requirements.
Government Regulations
If the Company is unable to maintain required government-issued licenses for its operations, it will be unable to conduct helicopter operations in the applicable country.
(i)	Europe
Approximately 51% of the Company’s revenue for the fiscal year ended April 30, 2007 originated from helicopter flying services from the Company’s European based operations (UK, Norway, Denmark, the Netherlands and Ireland). To operate helicopters in the UK and in the UK sector of the North Sea, an operator must be licensed by the UK Civil Aviation Authority. Under applicable European law, an operator must be “effectively controlled” and “majority owned” by nationals of Member States of the European Union (or the European Economic Area) to maintain its license. The Company believes that it is currently “majority owned” and “effectively controlled” within the meaning of European Union and European Economic Area licensing requirements. However, it may be difficult to establish with certainty that the Company is majority owned by European nationals, given the difficulty of establishing the beneficial ownership of shares held through depositories and nominees.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The Company’s UK operating subsidiary, CHC Scotia Limited (“Scotia”) has been licensed to operate helicopters by the UK Civil Aviation Authority, on the basis that the Company is (and therefore Scotia is) majority owned and controlled by European Nationals. This is because the Estate of Craig L. Dobbin (the “Estate”), all of the beneficiaries of which are citizens of both Canada and Ireland (a Member State of the European Union), holds a sufficient number of securities of the Company. However, the UK Secretary of State (generally acting upon the advice of the UK Civil Aviation Authority) may revoke the license held by Scotia or effectively require the Company to dispose of its interests in Scotia if at any time the Company does not satisfy applicable nationality requirements. In 1994, two UK competitors of the Company alleged that it did not satisfy these requirements and that, as a result, Brintel Helicopters Limited (“Brintel”), the Company’s only UK helicopter operation at the time, was not entitled to maintain its operating license. Although discussions and correspondence with the European Commission, the United Kingdom Department of Environment, Transport and the Regions and the UK Civil Aviation Authority confirmed that the issuance of ordinary shares to a corporation controlled by Craig L. Dobbin (now controlled by the Estate) in December 1997 allowed the Company to satisfy the nationality requirements, this will not necessarily preclude further challenges of Scotia’s right to maintain its operating license on this or any other basis. Further, Scotia’s eligibility to maintain its license could be adversely affected if the Estate were to dispose of the shares it holds in the Company or if its percentage ownership of the Company were to otherwise decrease.
The Company’s Danish, Irish and Dutch subsidiaries are subject to the same European Union nationality requirements as Denmark, Ireland and the Netherlands are all member states of the European Union. The Dutch Civil Aviation Authority advised the Company in writing prior to its acquisition of Schreiner Luchtvaart Groep BV (“Schreiner”) that Schreiner was in compliance with applicable European ownership and control requirements and, based on information provided by the Company, would continue to be so following its acquisition. In accordance with Dutch Civil Aviation procedures, the Company was required to submit certain information regarding ownership and control to the Dutch Civil Aviation Authority following the acquisition of Schreiner to formally demonstrate that the Company’s flying subsidiary in the Netherlands, CHC Helicopter Netherlands B.V., continues to meet the European ownership and control requirements. The Company has submitted the required information to the Dutch Civil Aviation Authority.
The Company’s Norwegian flying subsidiary, CHC Helikopter Service AS, is subject to substantially the same European Union nationality requirements with regard to ownership and control as are the Company’s other European subsidiaries due to Norway’s status as a Member State of the European Economic Area, and the agreement between the European Union and the European Economic Area harmonizing aviation relations between the two. On May 9, 1999, in response to objections initiated by the previous management of Helicopter Services Group AS (“HSG”), the Norwegian Ministry of Transport confirmed in writing that it had adopted the same position as the UK Civil Aviation Authority with regard to the Company’s satisfaction of the European Union (and European Economic Area) nationality requirements and therefore would not challenge HSG’s eligibility to hold helicopter operating licenses in Norway after the Company’s acquisition of HSG.
The Company has met with the civil aviation authority in each of the United Kingdom, Ireland, the Netherlands, Denmark and Norway following the death of Craig L. Dobbin and the transmission, by operation of law, of the shares formerly controlled by him to the Estate and have provided such authorities with all requested documentation to substantiate the Company’s continued compliance with applicable licensing requirements.
(ii)	Canada
The Company’s helicopter operations in Canada are regulated by Transport Canada. The Company’s helicopter operations in Canada and certain other countries are conducted pursuant to an air operator certificate issued by the Minister of Transport (Canada) under the provisions of the Aeronautics Act (Canada). One of the Company’s subsidiaries operates heavy helicopters off Canada’s east coast in support of the oil and gas industry. The Company’s ability to conduct the Company’s helicopter operating business in Canada is dependent on the Company’s ability to maintain this certificate.

(iii)	South Africa
South African law requires that at least 75% of the voting rights of a holder of a domestic air services license must be held by residents of the Republic of South Africa. Upon acquiring its interest in Court Air (Pty) Ltd. (“Court Air”), HSG obtained a letter from the Ministry of Transport in South Africa confirming its approval of HSG’s indirect acquisition of Court Air on the basis that Court Air’s immediate parent, Court Air Holdings (Pty) Ltd., was a South African registered company. Legal advice from the Company’s South African counsel confirmed that Court Air’s licenses for helicopter operations in South Africa would not be adversely affected by the Company’s acquisition of HSG, but cautioned that there is some continuing risk that the South African Ministry of Transport could reverse its prior decision. While no action with respect to these licenses has been taken since the Company’s acquisition of HSG in 1999, any such reversal of decision could materially and adversely affect the business, financial condition and results of operations.
(iv)	Australia
Civil aviation in Australia is governed by the Civil Aviation Act, 1988, and regulations made thereunder. To operate an aircraft in Australia, it must be registered with the Australian Civil Aviation Safety Administration and a Certificate of Airworthiness must be obtained, be valid and in effect. The operation of an aircraft for a commercial purpose into, out of, or within Australian territory can only be undertaken as authorized by an Air Operators’ Certificate. The Company’s ability to offer its helicopter transportation services in Australia is dependent on maintaining these certificates.
(v)	Barbados
The Barbados subsidiaries are incorporated pursuant to the Companies Act Chapter 308 of the laws of Barbados as international business companies. As such, they are registered and licensed annually by the Ministry of Economic Development and International Business in accordance with the International Business Companies Act. An IBC license is issued annually which enables the respective companies to engage in international business or international trade and commerce. No registration, licensing or authorization is required with the Civil Aviation Authority which is the local governmental authority that regulates aviation operations in Barbados. The Company’s ability to engage in international business or international trade and commerce is dependent on maintaining these licenses.
(vi)	Other Countries
The Company’s operations in other foreign countries are regulated to various degrees by their governments and must be operated in compliance with those regulations and, where applicable, in accordance with the Company’s international air service licenses and air operator certificates. These regulations may require the Company to obtain a license to operate in that country, may favour local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. Although the Company has operated in most of these countries for a number of years, there is no assurance regarding what foreign governmental regulations may be applicable in the future to its helicopter operations. In addition, the Company operates in association with local parties in many of these other foreign countries.

The revocation of any of the licenses discussed above or the termination of any of the relationships with local parties discussed above could have a material adverse effect on the business, financial condition and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
International Uncertainty
The Company’s international operations may suffer due to political, economic and regulatory uncertainty. A substantial portion of revenue in recent years has been attributable to operations outside North America and Europe. For the fiscal year ended April 30, 2007, approximately 35% of revenue was generated from these operations. Risks associated with some of the Company’s international operations include war and civil disturbances or other events that may limit or disrupt markets, expropriation, requirements to award contracts, concessions or licenses to nationals, international exchange restrictions and currency fluctuations, changing political conditions, licensing requirements and monetary policies of foreign governments. Any of these events could materially adversely affect the Company’s ability to provide services to its international customers. Certain of the Company’s helicopter leases and loan agreements impose limitations on its ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries. The Company cannot provide assurance that these limitations will not affect its ability to allocate resources in the future.
Foreign Exchange Rate Risk
Fluctuations in currencies may make it more costly for the Company to pay its debt. The consolidated financial statements are prepared in Canadian dollars. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The foreign exchange impact on revenue and segment EBITDAR, is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).
The total unfavourable FX impact on revenue for fiscal 2007 was $11.0 million. This consisted of an unfavourable translation impact of $17.4 million partially offset by a $6.4 million favourable transaction impact.
The total unfavourable FX impact on operating income for fiscal 2007 was $0.3 million. This consisted of a favourable translation impact of $1.6 million and an unfavourable transaction impact of $1.9 million.
The Company’s overall approach to managing foreign currency exposures includes identifying and quantifying its exposures and putting in place the necessary financial instruments to manage the exposure. The Company operates under a corporate policy that restricts it from using any financial instrument for speculative or trading purposes. The policy provides that the Company may participate in derivative transactions only with Schedule I Canadian chartered banks or other financial institutions with an “A” credit rating.
The Company has developed a risk management plan to mitigate potential risks with respect to foreign currencies. The strategy is to match cash inflows and outflows by currency, thereby minimizing net currency exposures to the extent possible. This is accomplished by ensuring that customer contracts, major expenditures and debt are denominated in the appropriate currencies. To mitigate the impact that fluctuating currencies could have on operating cash flows, the Company has entered into forward foreign exchange contracts.
Loss of key personnel
The loss of key personnel could affect the Company’s growth and future success. The Company’s success has been dependent on the quality of the Company’s key management personnel, including Craig L. Dobbin, the Company’s former Executive Chairman, and Sylvain A. Allard, the Company’s President and Chief Executive Officer. Mr. Dobbin died in October 2006. The Company’s Board of Directors elected Mr. Dobbin’s son and the executor of the Estate as non-executive Chairman in October 2006. While the loss of Craig L. Dobbin is felt by all who knew him, the Company believes that the death of Craig L. Dobbin has not had a material adverse effect on the Company’s business. The loss of Mr. Allard, due to time constraints, illness, death or any other reason, could have a material adverse effect on the Company’s business. In addition, since the Company has independent management teams at the Company’s divisions, loss of the services of other key management personnel at the Company’s corporate and divisional headquarters without being able to attract personnel of equal ability could have a material adverse effect on the Company’s business.

Labour disruptions
The Company may experience work stoppages that could cause disruptions in operations.
The Company’s workforce in Europe and Australia is unionized as is the workforce at Composites. While the Company has renewed all collective agreements and is satisfied with its labour relations, there is no assurance that labour disruptions will not occur in the future. During fiscal 2007, the Company experienced a pilot work-to-rule job action in Denmark that had a negative impact on operating income.
With the exception of Australia noted above, the workforce of the Global Operations segment is not unionized. A group of the Global Operations pilots have formed an association that has made an application to the Canadian Industrial Relations Board (the “Board”) to unionize the Global Operations pilots. Among other grounds, the Company believes that the Board does not have jurisdiction over these pilots and has made a submission to the Board that the application for certification should be denied. The Company cannot guarantee the success of its position before the Board. If the Global Operations pilots are unionized the Company will have to negotiate a first collective agreement. The Company cannot predict the consequences of negotiating such an agreement.
The Company’s operations in the Netherlands are subject to the Netherlands Work Council Act and it must seek the advice of the Netherlands Work Council prior to implementing a variety of decisions. The Company cannot provide assurance that it will not experience strikes, lockouts or other significant work stoppages in the future or that its relationship with employees will continue to be good, either of which may adversely affect the business, financial condition and results of operations.
Voting Control
The Company is controlled by its principal shareholder, the Estate, which can determine the outcome of matters to be decided by the Company’s shareholders. As of April 30, 2007, the Estate, directly and indirectly through Discovery Helicopters Inc. (“Discovery”) and O.S. Holdings Inc., beneficially owned 13.6% of the Company’s Class A Subordinate Voting Shares (which are entitled to one vote per share), 94.8% of the Company’s Class B Multiple Voting Shares (which are entitled to 10 votes per share) and all of the Company’s Ordinary Shares (which are entitled to one vote per 10 shares), representing in the aggregate 62.8% of the voting power on matters put before the Company’s shareholders.
The Estate has advised the Company that if it issues additional shares of voting securities, it intends to purchase, through Discovery, sufficient voting shares to enable it to maintain control of more than 50% of the voting power attached to all outstanding voting shares. As a result, the Estate would, subject to certain exceptions, continue to (i) control the outcome of all matters requiring a majority vote of shareholders, including the power to elect all of the directors but excluding those matters that require an affirmative vote of the majority of disinterested minority shareholders, (ii) be able to prevent the approval of any matter requiring shareholder approval and (iii) be likely to determine the outcome of any matter that under applicable corporate law would require a shareholders’ resolution passed by not less than two-thirds of the votes cast, such as the sale by the Company of all or substantially all of its assets or an amalgamation with an unrelated corporation.
Norwegian Law
If the Company’s Norwegian operating subsidiaries incur substantial operating losses, they may be subject to liquidation under Norwegian law. The corporate law under which the Norwegian subsidiaries operate differs from Canadian and US law in a number of areas, including with respect to corporate liquidation. Under Norwegian law, if the losses of any of the Norwegian subsidiaries reduce that subsidiary’s equity to an amount less than 50% of its share capital or the equity of the subsidiary becomes inadequate compared to the risks and the size of the subsidiary’s business, the directors of the subsidiary would be obligated by law to convene a general shareholders’ meeting to resolve to balance the amount of such equity and share capital by either:
•	increasing the equity in an amount sufficient to achieve such balance and to ensure that the equity of the subsidiary becomes adequate compared to the risks and the size of the subsidiary’s business; or

•	reducing the share capital to pay off losses in an amount sufficient to achieve such balance.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
To the extent reductions in the share capital of the Norwegian subsidiaries as a result of operating losses are substantial and if no appropriate resolutions are made, they could ultimately result in liquidation, which would have a material adverse effect on the business, financial condition and results of operations.
Safety records
Failure to maintain a record of acceptable safety performance may have an adverse impact on the Company’s ability to attract and retain customers. The Company’s customers consider safety and reliability two primary attributes when selecting a provider of helicopter transportation services. If the Company fails to maintain a record of safety and reliability that is satisfactory to customers, the Company’s ability to retain current customers and attract new customers may be adversely affected.
Management resources
Assimilating the Company’s recent acquisitions or any future material acquisitions into the Company’s corporate structure may strain its resources and have an adverse impact on the business. The assimilation of recent acquisitions and any future material acquisitions the Company may make will require substantial time, effort, attention and dedication of management resources and may distract management in unpredictable ways from ordinary operations. The transition process could create a number of potential challenges and adverse consequences, including the possible unexpected loss of key employees, customers or suppliers, a possible loss of revenues or an increase in operating or other costs. Inefficiencies and difficulties may arise because of unfamiliarity with new assets and the business associated with them, new geographic areas and new regulatory systems. These types of challenges and uncertainties could have a material adverse effect on the business, financial condition and results of operations. The Company may not be able to effectively manage the combined operations and assets or realize any of the anticipated benefits of acquiring such acquisitions or any future material acquisitions.
Pension Risk
If the assets in the Company’s defined benefit pension plans are not sufficient to meet the plans’ obligations, the Company may be required to make substantial cash contributions and its liquidity may be adversely affected. The Company sponsors funded and partially funded defined benefit pension plans for its employees principally in Canada, the UK, the Netherlands and Norway. As of April 30, 2007, there was a $23.6 million funding deficit related to the Company’s various defined benefit pension plans which require ongoing funding by the Company and a $53.6 million obligation related to the various partially funded plans.
The Company’s estimate of liabilities and expenses for pensions incorporates significant assumptions, including the interest rate used to discount future liabilities and expected long-term rates of return on plan assets. The Company’s pension contributions and expenses, results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by market returns that are less than the plans’ expected long-term rates of return, a decline in the rate used to discount future liabilities and changes in the currency exchange rates. If the assets of the Company’s pension plans do not achieve expected investment returns for a fiscal year, such deficiency may require increases in pension expense. Changing economic conditions, poor pension investment returns or other factors may require the Company to make substantial cash contributions to the pension plans in the future, preventing the use of such cash for other purposes and adversely affecting the Company’s liquidity.
Customer Base
The Company’s customers are concentrated in the oil and gas industry and, as a result, the credit exposure within this industry is significant. The majority of the Company’s customers are engaged in oil and gas production and exploration. This concentration may impact the overall exposure to credit risk because changes in economic and industry conditions that adversely affect the oil and gas industry could affect the majority of the Company’s customers. The Company generally does not require letters of credit or other collateral to support its trade receivables. Accordingly, a sudden or protracted downturn in the economic conditions of the oil and gas industry could adversely impact the Company’s ability to collect its receivables and thus, its financial condition.

Fuel Prices
The Company’s contracts generally require that fuel be provided directly by the customer or be charged directly to the customer based on actual fuel costs. As a result, the Company has no significant exposure to changes in fuel prices.
Trade Credit Risk
Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $8.4 million at April 30, 2007 (fiscal 2006 — $24.5 million).
Environmental
The Company is subject to certain environmental regulations, which may have an adverse impact on the business. The Company is subject to extensive laws, rules, regulations and ordinances relating to pollution and protection of the environment, including those relating to emissions to the air, discharges to waters, the use, storage and disposal of petroleum and other regulated materials and the remediation of contaminated sites.
The Company’s operations sometimes involve the use, handling and storage of material that may be classified as environmentally hazardous. Laws protecting the environment have become more stringent in Canada and certain other countries in recent years and may, in certain circumstances, impose liability for cleanup of releases of regulated materials and related environmental damage without regard to negligence or fault. These laws also may expose the Company to liability for the conduct of, or conditions caused by, others such as historic spills of regulated materials at the Company’s facilities or for acts that were in compliance with all applicable laws at the time these acts were performed. The Company believes that it is in substantial compliance with applicable environmental requirements and that ensuring compliance has not, to date, had a material adverse effect on its financial position. The Company cannot, however, predict the likelihood of change to these laws or in their enforcement or the impact of any such change, or discovery of previously unknown conditions, which may require unanticipated costs on its financial position.
Reorganization
The reorganization and consolidation of the Company’s operations may strain its resources and have an adverse impact on the business. The reorganization and consolidation of the operations into a new organizational structure will require substantial time, effort, attention and dedication of management resources to complete and may distract management in unpredictable ways from ordinary operations. The transition process could create a number of potential challenges and adverse consequences, including the possible loss of key employees, customers or suppliers, a possible loss of revenue or an increase in operating or other costs. These types of challenges and uncertainties could have a material adverse effect on the business, financial condition and results of operations. The Company may not be able to effectively manage the reorganized operations and assets or realize any of the anticipated benefits from the restructuring.
Taxes
The Company is subject to many different forms of taxation in various jurisdictions throughout the world including but not limited to income tax, withholding tax, commodity tax and social security and other payroll related taxes. Tax law and administration is extremely complex and often requires the Company to make subjective determinations. The tax authorities in the various jurisdictions where the Company carries on business may not agree with the determinations that are made by the Company with respect to the application of tax law. Such disagreements could result in lengthy legal disputes and, ultimately, in the payment of substantial amounts for tax, interest and penalties, which could have a material effect on the results of operations.
The Company’s estimate of its tax related assets, liabilities, recoveries and expenses incorporates significant assumptions. These assumptions include, but are not limited to, the tax rates in various jurisdictions, the effect of tax treaties between jurisdictions, taxable income projections, and the benefits of various restructuring plans. To the extent that such assumptions differ from actual results, the Company may have to record additional tax expenses and liabilities including interest and penalties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Inflation
Although the Company believes that inflation has not had any material affect on its operating results, its business may be affected by inflation in the future.
Interest Deductibility
In May 2007, the Canadian Federal Government released revisions to measures contained in its March 2007 budget to eliminate the deductibility of interest on certain debt incurred to finance foreign affiliates. Although the revised measures were named the “Anti-Tax-Haven Initiative,” they apply to situations involving any foreign jurisdiction, not only those generally considered to be tax havens. The measures would be applicable to interest paid or payable in respect of a period that begins after 2011. Although the impact of these measures on the Company is not currently known, the Company’s tax provision could be materially affected in the future.
RELATED PARTY TRANSACTIONS
(a)	In the course of its regular business activities, the Company enters into routine transactions with related companies subject to significant influence by the Company (most significantly ACN) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows (in thousands of Canadian dollars):

	2007	2006

Revenues from ACN	$90,256	$70,738
Direct costs	432	446
Inventory additions	—	10,679
Capital asset additions	—	5,692
Net amounts receivable and payable in respect of such revenues, expenses and additions	25,351	21,878

(b)	During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan was subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 14 to the Company’s fiscal 2007 audited consolidated financial statements). The loan was convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan was amortized to earnings over the term of the loan. Interest expense of $0.6 million (2006 — $0.6 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2007.

During the year ended April 30, 2007, the entire principal balance of the loan was converted to Class A subordinate voting shares. As a result, 1,379,310 Class A shares were issued and the loan and related interest ceased on the conversion date. At the date of conversion, the loan had a carrying value of approximately $4.9 million that was recorded as capital stock.
APPLICATION OF CRITICAL ACCOUNTING POLICIES – ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a) Recoverability of pre-operating expenses
The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2007, $6.0 million (2006 — $3.7 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.
(b) Flying asset amortization
Flying assets are amortized to their estimated residual value over their estimated service lives. The estimated service lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience.
Major airframe inspection costs and modifications are capitalized and amortized over the lesser of their estimated useful life and remaining lease term, if applicable.
(c) Carrying value of aircraft
Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $33.1 million and $46.7 million as at April 30, 2007 and 2006, respectively. The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize these aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.
(d) Inventory obsolescence
An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.
(e) Defined benefit employee pension plans
The Company maintains both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately 33% of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(f) Utilization of income tax losses
The Company has accumulated $153.7 million and $45.0 million in non-capital and capital losses, respectively, as at April 30, 2007. As detailed in Note 22 to the Company’s fiscal 2007 audited consolidated financial statements, some of the non-capital losses expire between fiscal 2008 and 2027 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of $96.4 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $36.3 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.
(g) Lease aircraft return costs
Lease aircraft return costs are not known with certainty until the end of the lease term. This requires the Company to estimate the lease return obligations beginning immediately after the last major maintenance cycle. Such estimates are based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement and could vary materially from actual costs.
(h) Aircraft operating leases
Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments the minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28 to the Company’s fiscal 2007 audited consolidated financial statements).
The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on the current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used.
The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification.
Certain of the Company’s operating leases have junior loans, deferred payments and rebateable advance rentals due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. As at April 30, 2007 no allowance has been recorded on these amounts and related accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(i) Consolidation of variable interest entities
Under Accounting Guideline 15 – Consolidation of Variable Interest Entities, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates including a range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.
(j) General tax contingencies
The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could materially increase or decrease the Company’s results of operations.
NEW ACCOUNTING STANDARDS
(a) Financial Instruments
Overview
In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards related to financial instruments: Section 1530 – Comprehensive Income (“Section 1530”), Section 3855 – Financial Instruments – Recognition & Measurement (“Section 3855”) and Section 3865 – Hedges (“Section 3865”). These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and will be adopted by the Company on May 1, 2007.
Comprehensive Income
Section 1530 introduces the concept of comprehensive income which consists of net income and other comprehensive income (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources. OCI represents amounts that are recognized in comprehensive income but excluded from net income as required by primary sources of GAAP. These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation. The Company’s financial statements will include a Consolidated Statement of Comprehensive Income and accumulated other comprehensive income will be presented as a new category of shareholders’ equity in the Consolidated Balance Sheets.
Financial Instruments – Recognition & Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition. Measurement in subsequent periods depends on how the financial instrument has been classified. Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income. Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income. Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Changes in the fair value of derivatives are recognized in net income, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.
The Company is currently completing the process of identifying its financial instruments and derivatives.
Hedges
Section 3865 establishes new standards for hedge accounting. Section 3865 carries forward much of the guidance from Accounting Guideline 13 – Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of hedges. The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s). Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.
Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each. A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk. In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income. A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement of or gain or loss recognition on the hedged item. However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income. Any ineffective portion is recognized immediately in net income. A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item and hedged item are recognized in OCI. Any ineffective portion is recognized immediately in net income.
Impact of Adoption
As at May 1, 2007, the Company will recognize all of its financial assets and liabilities in its Consolidated Balance Sheet according to their classification. Recognition, de-recognition and measurement policies followed in financial statements for periods prior to the adoption of the financial instruments standards are not reversed and, therefore, those financial statements are not restated. Any adjustments of previous carrying amounts are recognized as an adjustment of the balance of retained earnings or as the opening balance in a separate component of accumulated other comprehensive income.
Adjustments to opening retained earnings may include:
•	The difference between the carrying amount and the fair value of financial assets and financial liabilities on initial measurement, other than financial assets classified as available-for-sale.

•	The difference between the carrying amount and the fair value of derivatives, other than those that are designated and effective hedging items.

•	The ineffective portion of the gain or loss on a hedging item that is determined to be an effective hedge.

•	The impact of embedded derivatives outstanding as at May 1, 2007.
Adjustments to accumulated OCI may include:
•	The difference between the carrying amount and the fair value of financial assets classified as available-for-sale.

•	The portion of the gain or loss on a hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

•	Reclassification of the unrealized foreign currency translation adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions.
The Company is currently quantifying the impact of these transition adjustments on opening retained earnings and the opening balance of accumulated other comprehensive income.
(b) Other
In July 2006, the CICA revised Section 1506 – Accounting Changes, which requires that (i) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information, (ii) changes in accounting policy are generally applied retrospectively, and (iii) prior period errors are corrected retrospectively. Section 1506 is effective for the Company’s fiscal year beginning May 1, 2007. Section 1506 could have a material impact on the financial statements if a change in accounting policy were to occur.
PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. Under US GAAP, net earnings for the years ended April 30, 2007 and 2006 were $32.9 million and $130.6 million, respectively, compared to net earnings of $44.0 million and $90.7 million, respectively, under Canadian GAAP. These differences result primarily from the differing accounting treatments for net investment hedges and related debt revaluation. A description of the significant differences applicable to the Company and a reconciliation of Canadian GAAP to US GAAP are set out in Note 32 to the Company’s fiscal 2007 audited consolidated financial statements.
SUMMARY FINANCIAL DATA – US DOLLARS
Certain summary financial data from the Company’s fiscal 2007 audited consolidated financial statements, as detailed below, has been translated into US dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated using the exchange rate at April 30, 2007 of $1.1067 = US $1.00.
Financial Highlights

Year ended April 30, (in millions of US dollars, except per share amounts)	2007	2006

Revenue	$1,038.3	$901.0
Operating income	104.0	98.6
Net earnings from continuing operations	37.0	81.1
Net earnings from discontinued operations	2.0	0.9
Extraordinary item	0.7	—
Net earnings	39.7	82.0

Per Share Information
Basic
Net earnings from continuing operations	$0.88	$1.93
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	—
Net earnings	0.95	1.95
Diluted	$0.81	$1.76
Net earnings from continuing operations
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	—
Net earnings	0.88	1.78

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of April 30, 2007, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.
Internal Control Over Financial Reporting
The Company’s management, under the supervision of the Audit Committee and its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
There have been no significant changes in the Company’s internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
ADDITIONAL INFORMATION
Addition information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

AUDIT COMMITTEE REPORT
To the Shareholders of CHC Helicopter Corporation
The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Committee, composed of Directors all of whom are independent of management, meets quarterly to review and approve the Company’s interim and annual financial statements and, in the case of the annual financial statements, recommend their approval to the Board of Directors. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Company’s external auditors relating to its accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and other regulatory bodies is also examined by the Audit Committee before filing. The Committee meets independently with management, the internal auditors and the external auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Committee desired by each party. The Audit Committee recommends the appointment of the Company’s external auditors, who are elected annually by the Company’s shareholders.

Jack Mintz, Ph.D.
Chairman of the Audit Committee
Vancouver, Canada
July 26, 2007

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL REPORTING
Management is responsible for the integrity and objectivity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information presented elsewhere in this report is consistent with that shown in the accompanying consolidated financial statements.
Management is also responsible for developing and maintaining the necessary systems of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and the financial records form a reliable base for the preparation of accurate and timely financial information.
The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee of the Board of Directors, which consists solely of non-management directors, reviews the consolidated financial statements and recommends them to the Board for approval. The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee and meet periodically with them to discuss audit, financial reporting and related matters.

Sylvain Allard, MBA	Rick Davis, CA
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Vancouver, Canada
July 26, 2007

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President & Chief Executive Officer and the Senior Vice-President & Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
(a)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

(c)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
We have excluded from our assessment the internal control over financial reporting at BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”) which was acquired on March 8, 2007 as described in Note 11 of the notes to our audited consolidated financial statements for the year ended April 30, 2007. BHS’ total and net assets and total revenues represented $58 million (2.8%), $25 million (4.4%) and $6 million (0.5%), respectively, of the corresponding financial statement amounts as of, and for the year ended, April 30, 2007. The net loss of BHS included in consolidated net income was $0.3 million (0.7%) for the year ended April 30, 2007.
Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper overrides. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal controls over financial reporting as of April 30, 2007, based on the criteria set forth in Internal Control – Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of April 30 2007, the Company’s internal control over financial reporting was effective.
Management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of April 30, 2007, has been audited by Ernst & Young LLP, the independent auditors, who also audited the Company’s consolidated financial statements for the year ended April 30, 2007. As stated in the Independent Auditors’ Report on Internal Controls, they have expressed an unqualified opinion on management’s assessment of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007.

Sylvain Allard, MBA	Rick Davis, CA
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Vancouver, Canada
July 26, 2007

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL
STATEMENTS
TO THE SHAREHOLDERS OF CHC HELICOPTER CORPORATION
We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the two-year period ended April 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2007 in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 26, 2007, expressed an unqualified opinion thereon.
Chartered Accountants
Vancouver, Canada
July 26, 2007

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS
(UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES))
TO THE SHAREHOLDERS OF CHC HELICOPTER CORPORATION
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that CHC Helicopter Corporation maintained effective internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CHC Helicopter Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of BHS — Brazilian Helicopter Services Taxi Aero S.A., which is included in the April 30, 2007 consolidated financial statements of CHC Helicopter Corporation and constituted $58 million (2.8%) and $25 million (4.4%) of total and net assets, respectively, as of April 30, 2007 and $6 million (0.5%) of revenues for the year then ended. The net loss of BHS – Brazilian Helicopter Services Taxi Aero S.A. included in CHC Helicopter Corporation’s consolidated net income was $0.3 million (0.7%) for the year ended April 30, 2007. Our audit of internal control over financial reporting of CHC Helicopter Corporation also did not include an evaluation of the internal control over financial reporting of BHS — Brazilian Helicopter Services Taxi Aero S.A.

In our opinion, management’s assessment that CHC Helicopter Corporation maintained effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CHC Helicopter Corporation maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the two-year period ended April 30, 2007 and our report dated July 26, 2007 expressed an unqualified opinion thereon.
Chartered Accountants
Vancouver, Canada
July 26, 2007

CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)
INCORPORATED UNDER THE LAWS OF CANADA

	2007	2006

Assets (Note 14)
Current assets
Cash and cash equivalents (Note 6)	$89,511	$26,331
Receivables (Note 7)	277,767	246,217
Future income tax assets (Note 22)	32,169	26,859
Inventory	126,315	91,884
Prepaid expenses	55,121	10,619
Assets of discontinued operations (Note 5)	3,961	3,857

	584,844	405,767

Property and equipment, net (Note 8)	1,092,664	919,364
Investments (Note 9)	7,478	5,422
Intangible assets (Note 10)	17,874	640
Goodwill (Note 11)	55,276	1,224
Other assets (Note 12)	290,936	296,352
Future income tax assets (Note 22)	34,678	39,848
Assets of discontinued operations (Note 5)	18,469	17,465

	$2,102,219	$1,686,082

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$340,912	$227,646
Deferred revenue	2,057	2,608
Dividends payable	11,241	8,548
Income taxes payable	7,498	7,018
Future income tax liabilities (Note 22)	9,813	8,852
Current portion of debt obligations (Note 14(a))	333,728	24,948
Liabilities of discontinued operations (Note 5)	2,979	4,037

	708,228	283,657

Long-term debt (Note 14(a))	64,168	150,982
Senior subordinated notes (Note 14(b))	442,680	448,120
Other liabilities (Note 16)	139,791	132,431
Future income tax liabilities (Note 22)	193,172	176,708
Liabilities of discontinued operations (Note 5)	2,900	3,450
Shareholders’ equity	551,280	490,734

	$2,102,219	$1,686,082

Commitments, Guarantees and Contingencies (Notes 14, 26, 28 and 29)
On behalf of the Board:

Mark Dobbin	Jack M. Mintz, Ph.D.
Chairman	Director
See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2007	2006

Revenue (Note 31(a))	$1,149,107	$997,087
Direct costs	(924,714)	(788,501)
General and administration costs	(43,388)	(27,895)
Amortization	(65,303)	(55,470)
Restructuring (costs) recovery (Note 15)	2,341	(16,150)
Loss on disposal of assets	(2,987)	(5)

Operating income	115,056	109,066
Financing charges (Note 14(d))	(58,296)	(52,974)

Earnings from continuing operations before income taxes and undernoted items	56,760	56,092
Gain on sale of long-term investments (Note 9)	—	37,558
Equity earnings of associated companies and non-controlling interest	1,053	6,564
Income tax provision (Note 22)	(16,826)	(10,509)

Net earnings from continuing operations	40,987	89,705
Net earnings from discontinued operations (Note 5)	2,167	1,005

Net earnings before extraordinary item	43,154	90,710
Extraordinary item, net of tax (Note 11(b))	810	—

Net earnings	$43,964	$90,710

Earnings per share (Note 23)
Basic
Net earnings from continuing operations	$0.97	$2.14
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	—
Net earnings	1.04	2.16
Diluted
Net earnings from continuing operations	$0.90	$1.95
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	—
Net earnings	0.97	1.97

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2007	2006

Retained earnings, beginning of year	312,481	238,854
Net earnings	43,964	90,710
Dividends	(21,912)	(17,083)

Retained earnings, end of year	334,533	312,481
Capital stock (Note 17)	252,505	240,152
Contributed surplus (Note 17)	5,042	4,363
Foreign currency translation adjustment (Note 20)	(40,800)	(66,262)

Total shareholders’ equity	$551,280	$490,734

Dividends declared per participating voting share	$0.50	$0.40

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)

	2007	2006

Operating activities
Net earnings from continuing operations	$40,987	$89,705
Operating items not involving cash:
Amortization	65,303	55,470
Loss (gain) on disposals of assets and long-term investments	2,987	(37,553)
Equity earnings of associated companies and non-controlling interest	(1,053)	(6,564)
Income taxes	5,256	2,611
Defined benefit pension plans	887	(2,015)
Amortization of contract credits and deferred gains	(15,293)	(15,616)
Prepaid aircraft rental	(15,326)	(1,453)
Claims reserve	(5,141)	3,408
Deferred revenue	(685)	6,083
Long-term receivables from BHS — Brazilian Helicopter Services Taxi Aereo Ltda. prior to acquisition	(17,324)	—
Other	2,819	(6,957)

	63,417	87,119
Change in non-cash working capital (Note 24)	(37,199)	(55,020)

Cash flow from operations	26,218	32,099

Financing activities
Long-term debt proceeds	386,889	595,345
Long-term debt repayments	(166,344)	(497,089)
Dividends paid	(19,211)	(14,939)
Capital stock issued	6,297	496
Other	(379)	(7,338)

	207,252	76,475

Investing activities
Property and equipment additions	(393,246)	(280,701)
Helicopter major inspections	(30,066)	(23,612)
Proceeds from disposal of assets and long-term investments	318,320	313,694
Junior loans receivable	(17,809)	481
Aircraft deposits	(46,683)	(124,990)
Restricted cash	6,835	(5,565)
Advances to BHS — Brazilian Helicopter Services Taxi Aereo Ltda. prior to acquisition	(1,780)	(3,892)
Cash on acquisition of BHS — Brazilian Helicopter Services Taxi Aereo Ltda., net of acquisition costs	1,674	—
Other	(6,524)	432

	(169,279)	(124,153)
Effect of exchange rate changes on cash and cash equivalents	(150)	(10,623)

Cash provided by (used in) continuing operations	64,041	(26,202)
Cash (used in) provided by discontinued operations (Note 5)	(861)	1,142

Change in cash and cash equivalents during the year	63,180	(25,060)
Cash and cash equivalents, beginning of year	26,331	51,391

Cash and cash equivalents, end of year	$89,511	$26,331

See accompanying notes (Supplemental cash flow information, Note 19)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
1. DESCRIPTION OF THE BUSINESS
CHC Helicopter Corporation (“CHC”) is a leading provider of helicopter transportation services to the global oil and gas industry. CHC currently operates in over 30 countries, with major operating units in Europe (Norway, the Netherlands and the United Kingdom), South Africa, Australia, Canada, and more recently, Brazil. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue (“EMS/SAR”) services. The Company also provides repair and overhaul and other helicopter support services including aircraft leasing, parts sales and distribution and inventory management.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements (“financial statements”) include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). All inter-company transactions and balances have been eliminated upon consolidation. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States (“US GAAP”) except as described in Note 32.
In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements.
Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are as a result of the current year’s presentation of the results of Survival-One Limited (“Survival-One”) in discontinued operations. The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of Survival-One in discontinued operations (Note 5).
Foreign currency translation
Balance sheet and income statement transactions denominated in other than the functional currency of the operating divisions are translated into the divisions’ functional currency at the rate of exchange at the beginning of the month in which the transaction occurred except for material transactions which are translated at the spot foreign exchange rate. At each balance sheet date foreign currency denominated monetary assets and liabilities are revalued at the foreign exchange rate in effect at such date.
The Company’s foreign subsidiaries are financially and operationally self-sustaining. Accordingly, the current rate method is used for the translation of their financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period. Exchange gains or losses arising from the current rate method of translation are deferred in a separate component of shareholders’ equity. Such gains or losses are included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.
The Company has certain foreign currency denominated long-term debt that has been designated as effective hedges of certain of its self-sustaining foreign subsidiaries. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts against its trade receivables for estimated losses that may arise if its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit worthiness and payment history when making estimates of the uncollectibility of the Company’s trade receivables, loans and other accounts receivable. When all or part of a trade receivable is known to be uncollectible, the trade receivable and related allowance are written off. Amounts subsequently recovered from trade receivables previously considered uncollectible and written off are recorded in income as an expense recovery in the period that the cash is collected.
Inventory
Inventory consists of consumable parts and supplies relating to flying assets, which are carried at average acquisition cost, less an allowance for obsolescence, and are charged to direct costs when used in operations.
Property and equipment
Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:
(a)	Flying assets
(i)	Aircraft, components and spares are recorded at cost and are amortized to their estimated residual value on a straight-line basis to amortization expense over their estimated service life of 15-25 years. At pre-determined intervals, as specified by the original manufacturer and aviation regulatory authorities, airframes require major inspections. The cost of these major airframe inspections and modifications for both owned and leased aircraft is capitalized and amortized to amortization expense over the lesser of their estimated useful life and remaining lease term, if applicable.

(ii)	Repairable parts are recorded at cost and are amortized to their estimated residual value on a declining balance basis. When components are retired or otherwise disposed of in the ordinary course of business, their original cost, net of salvage or sale proceeds, is charged to accumulated amortization and cost.
(b)	Facilities and equipment

Facilities are composed of hangars, heliports and other buildings housing base operations and administrative support. Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are recorded at cost and are amortized to their estimated residual value on a declining balance basis at 5% and 20%, respectively. Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the respective lease term.
Investments
Long-term investments through which the Company exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than temporary, the investment is written down to estimated net realizable value.
Joint ventures
Joint ventures are accounted for using the proportionate consolidation method in which the Company includes the proportionate share of revenues, expenses, assets and liabilities of the joint venture in the financial statements.
Intangible assets
The Company amortizes its intangible assets on a straight-line basis over their estimated useful lives ranging from 4 to 10 years. Intangible assets are tested for impairment when an event or change in circumstances indicate that their carrying value may not be recoverable.

Goodwill
Goodwill is the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired. Goodwill is allocated to a reporting unit and any potential goodwill impairment is identified by comparing the carrying amount of the reporting unit with its fair value. If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value and is recognized in the consolidated statements of earnings.
Deferred financing costs
Costs incurred in connection with securing debt financing are deferred and amortized over the terms of the related debt.
Pre-operating expenses
The Company defers expenses net of incremental revenues related to the operations of new businesses in the period prior to the new business being capable of consistently providing its intended product and/or service. Deferral occurs where the expenses are related directly to placing the new business into commercial service, are incremental in nature and are considered by the Company to be recoverable from the future operations and conditions of the new business. Deferral ceases at the earlier of the achievement of a specified commercial activity level or the passage of a specified period of time. Amortization of the deferred expenses related to the operations of new businesses is based on their expected period of benefit, not exceeding five years. The Company periodically evaluates the recoverability of the deferred expenses from future cash flows from operations to determine whether any write-down of such deferred expenses to net recoverable amounts is required.
Impairment of long-lived assets
The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition. The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.
Lease aircraft return costs
Lease aircraft return costs may arise under the terms of the Company’s lease agreements, which require that an aircraft be returned with its major components in a specified condition. Lease return obligations estimated to be payable on the return of leased aircraft are accrued prior to the scheduled aircraft return date based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement.
Government assistance
Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which it relates. Government assistance relating to operations is recorded as income in the same period as the related expense.
Revenue recognition
The Company recognizes revenue when there is persuasive evidence of an arrangement; the services or products have been performed or delivered to the customer; the sales price is fixed or determinable; and collection is probable.
Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.
Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
The Company enters into long-term “Power by the Hour” or “PBH” contracts with third-party customers to provide maintenance and repair and overhaul (“R&O”) services on customer owned engines and components. Under these contracts, customers pay a fixed fee per hour flown to the Company. In exchange for this fee, the Company provides R&O services for the customer’s engines and components over the specific terms of the contract. The Company has determined that these contracts contain multiple deliverables. These deliverables are: (i) scheduled major component overhauls at a future date when a predetermined number of hours have been used on these components and (ii) ongoing routine maintenance on major and non-major components. The Company treats these as separate units of accounting as each of these deliverables has value to the customer on a stand-alone basis. The residual method has been used to allocate the fair value of these deliverables. Under this method, the amount of consideration allocated to the delivered item equals the total consideration less the fair value of the undelivered item. The fair value of the undelivered item is based on objective and reliable evidence. Customers are usually invoiced in advance for R&O services performed under PBH contracts. Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing routine maintenance services provided. The balance is recognized on a percentage of completion basis, based on the actual costs incurred and work performed, as the scheduled major component overhauls are completed. Any loss on R&O contracts is recognized in earnings immediately when known.
Maintenance and repair costs
Maintenance and repairs for owned and leased major components, spares and repairable parts are charged to direct costs as incurred. Certain major aircraft components are maintained by third-party vendors under PBH contractual arrangements. The maintenance costs incurred in relation to PBH contracts are expensed on the basis of hours flown.
Pension costs and obligations
The Company has defined contribution and defined benefit pension plans covering substantially all of its employees. In valuing accrued obligations for its defined benefit plans, because future salary levels affect the amount of employee future benefits, the Company uses the projected benefit method prorated on service and best estimate assumptions. Pension plan assets are carried at fair values. For purposes of calculating the expected return on assets, the Company uses the fair value of the plan assets. The excess of unrecognized net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the plan participants. Prior service costs, plan amendments and transition amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.
Income taxes
The Company uses the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates substantively enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantively enacted.
Earnings per share
Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.
Stock-based compensation plans
The Company measures stock option costs using the grant-date fair value method and recognizes compensation expense on a straight-line basis over the requisite service periods of the options, which is consistent with the grade vesting terms.

The Company uses the fair value method to account for specified stock-based compensation awards issued under the Company’s Stock Appreciation Rights Plan and Performance Units Plan (“SARs”) (Note 13). Compensation expense related to SARs is measured as the amount by which the quoted market value of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange (“TSX”) exceeds the value as specified under the SARs plans, and is recognized on a straight-line basis over the grade vesting terms.
Financial instruments
The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts and equity forward price agreements to manage foreign exchange risks. The Company does not enter into derivative instruments for trading or speculative purposes. To qualify for hedge accounting the financial instrument is identified as a hedge of the item to which it relates and there is reasonable assurance that it is and will continue to be an effective hedge. The Company’s policy is to formally assess and document, both at the hedge’s inception and on a quarterly basis, whether the hedging relationships have been highly effective over the period and if there have been any changes in the credit risk of the counterparty. Gains and losses on financial instruments designated as hedges of self-sustaining foreign operations are recorded in the foreign currency translation adjustment in shareholders’ equity. Gains and losses on financial instruments designated as cash flow or fair value hedges are recognized in earnings in the same period as the underlying transactions. Changes in the fair value of financial instruments not designated in hedge relationships are recognized in earnings immediately.
Gains or losses associated with financial instruments that have been terminated prior to maturity are deferred and recognized in earnings in the period in which the underlying hedged item is recognized. In the event a hedging relationship ceases to be effective or a designated hedged item is sold, extinguished or matures prior to termination of the related financial instrument, gains or losses on such instrument are recognized in earnings in the current period.
3. FUTURE ACCOUNTING CHANGES
(a) Financial Instruments
Overview
In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards related to financial instruments: Section 1530 – Comprehensive Income (“Section 1530”), Section 3855 – Financial Instruments – Recognition & Measurement (“Section 3855”) and Section 3865 – Hedges (“Section 3865”). These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and will be adopted by the Company on May 1, 2007.
Comprehensive Income
Section 1530 introduces the concept of comprehensive income which consists of net income and other comprehensive income (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources. OCI represents amounts that are recognized in comprehensive income but excluded from net income as required by primary sources of GAAP. These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation. The Company’s financial statements will include a Consolidated Statement of Comprehensive Income and accumulated other comprehensive income will be presented as a new category of shareholders’ equity in the Consolidated Balance Sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
Financial Instruments – Recognition & Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition. Measurement in subsequent periods depends on how the financial instrument has been classified. Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income. Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income. Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net income.
Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Changes in the fair value of derivatives are recognized in net income, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.
The Company is currently completing the process of identifying its financial instruments and derivatives.
Hedges
Section 3865 establishes new standards for hedge accounting. Section 3865 carries forward much of the guidance from Accounting Guideline 13 – Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of hedges. The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s). Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.
Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each. A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk. In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income. A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement of or gain or loss recognition on the hedged item. However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income. Any ineffective portion is recognized immediately in net income. A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item and hedged item are recognized in OCI. Any ineffective portion is recognized immediately in net income.
Impact of Adoption
As at May 1, 2007, the Company will recognize all of its financial assets and liabilities in its Consolidated Balance Sheet according to their classification. Recognition, de-recognition and measurement policies followed in financial statements for periods prior to the adoption of the financial instruments standards are not reversed and, therefore, those financial statements are not restated. Any adjustments of previous carrying amounts are recognized as an adjustment of the balance of retained earnings or as the opening balance in a separate component of accumulated other comprehensive income.

Adjustments to opening retained earnings may include:
•	The difference between the carrying amount and the fair value of financial assets and financial liabilities on initial measurement, other than financial assets classified as available-for-sale.

•	The difference between the carrying amount and the fair value of derivatives, other than those that are designated and effective hedging items.

•	The ineffective portion of the gain or loss on a hedging item that is determined to be an effective hedge.

•	The impact of embedded derivatives outstanding as at May 1, 2007.
Adjustments to accumulated OCI may include:
•	The difference between the carrying amount and the fair value of financial assets classified as available-for-sale.

•	The portion of the gain or loss on a hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

•	Reclassification of the unrealized foreign currency translation adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions.
The Company is currently quantifying the impact of these transition adjustments on opening retained earnings and the opening balance of accumulated other comprehensive income.
(b) Other
In July 2006, the CICA revised Section 1506 – Accounting Changes, which requires that (i) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information, (ii) changes in accounting policy are generally applied retrospectively, and (iii) prior period errors are corrected retrospectively. Section 1506 is effective for the Company’s fiscal year beginning May 1, 2007. Section 1506 could have a material impact on the financial statements if a change in accounting policy were to occur.
4. ACCOUNTING ESTIMATES AND MEASUREMENT UNCERTAINTY
The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:
(a) Recoverability of pre-operating expenses
The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2007, $6.0 million (2006 — $3.7 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such new businesses, are included in other assets on the balance sheet.
(b) Flying asset amortization
Flying assets are amortized to their estimated residual value over their estimated service lives. The estimated service lives and associated residual values are based on management estimates. Such estimates could vary materially from actual experience.
Major airframe inspection costs and modifications are capitalized and fully amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
(c) Carrying value of aircraft
Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $33.1 million and $46.7 million as at April 30, 2007 and 2006, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize aircraft. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.
(d) Inventory obsolescence
An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value. These allowances are based on management estimates, which are subject to change.
(e) Defined benefit employee pension plans
The Company maintains both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately one-third of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.
(f) Utilization of income tax losses
The Company has accumulated $153.7 million and $45.0 million in non-capital and capital losses, respectively, as at April 30, 2007. As detailed in Note 22, some of the non-capital losses expire between fiscal 2008 and 2027 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of $96.4 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $36.3 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.
(g) Lease aircraft return costs
Lease aircraft return costs are not known with certainty until the end of the lease term. This requires the Company to estimate the lease return obligations based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement and could vary materially from actual costs.
(h) Aircraft operating leases
Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments the minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on the current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used.
The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in a different lease classification.
Certain of the Company’s operating leases have junior loans, deferred payments and rebateable advance rentals due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable. As at April 30, 2007 no allowance has been recorded on these amounts and related accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.
(i) Consolidation of variable interest entities (“VIE”s)
Under Accounting Guideline 15 – Consolidation of Variable Interest Entities, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.
5. DISCONTINUED OPERATIONS
During the fiscal year ended April 30, 2007, the Company classified Survival-One as discontinued operations as a result of the decision by management to divest of this business. The assets and liabilities of Survival-One were measured at the lower of their carrying amount and their estimated fair value using discounted cash flows less costs to sell. No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007. The Company has recorded imputed interest in the results of discontinued operations. The results of operations of Survival-One have been reported in discontinued operations for the year ended April 30, 2007 and the prior period comparative figures have been reclassified. Previously, these amounts were included in continuing operations in the Heli-One segment.
Subsequent to the fiscal year ended April 30, 2007, the sale of Survival-One was completed (Note 33). Accordingly, commencing on May 1, 2007, the operations and cash flows of Survival-One have been eliminated from the ongoing operations of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
The following tables present summary balance sheets, statements of earnings and statements of cash flows of the discontinued operations included in the consolidated financial statements:

Balance Sheets	2007	2006

Assets
Receivables	$2,994	$3,109
Future income tax assets	125	—
Inventory	739	638
Prepaid expenses	103	110

	3,961	3,857
Property and equipment, net	7,289	6,720
Intangible assets	4,046	4,166
Goodwill	7,134	6,579

Total assets of discontinued operations	22,430	21,322

Liabilities
Payables and accruals	1,734	1,948
Current portion of debt obligations	—	746
Income taxes payable	1,245	1,343

	2,979	4,037
Long-term debt	—	157
Future income tax liabilities	2,900	3,293

Total liabilities of discontinued operations	5,879	7,487

Net assets of discontinued operations	$16,551	$13,835

Statements of Earnings	2007	2006

Revenue	$18,799	$17,681
Operating income	$3,508	$2,452
Net earnings from discontinued operations (i)	$2,167	$1,005

(i)	Net earnings from discontinued operations for the year ended April 30, 2007 includes income tax expense of $0.5 million (2006 — $0.4 million).

Statements of Cash Flows	2007	2006

Operating activities	$4,237	$3,617
Financing activities	(2,535)	(907)
Investing activities	(2,686)	(1,459)

	(984)	1,251
Effect of exchange rate changes on cash and cash equivalents	123	(109)

Cash provided by (used in) discontinued operations	$(861)	$1,142

6. CASH AND CASH EQUIVALENTS
At April 30, 2007, cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $7.7 million (2006 — $6.3 million).
7. RECEIVABLES
The Company’s current receivables balance was comprised of the following:

	2007	2006

Trade receivables, net of allowance for doubtful accounts of $8.4 million (2006 - $24.5 million)	$232,240	$192,639
Due from BHS — Brazilian Helicopter Services Taxi Aereo Ltda.(i)	—	9,641
Other receivables	45,527	43,937

	$277,767	$246,217

(i)	BHS – Brazilian Helicopter Services Taxi Aereo Ltda. receivables are now eliminated upon consolidation effective March 8, 2007, the acquisition date of BHS (Note 11(a)).
8. PROPERTY AND EQUIPMENT
The capital cost and related accumulated amortization of the Company’s flying assets, facilities and equipment are as follows:

		Accumulated	Net Book
	Cost	Amortization	Value

2007
Flying Assets	$1,122,641	$149,099	$973,542
Facilities	99,680	34,761	64,919
Equipment	117,972	63,769	54,203

	$1,340,293	$247,629	$1,092,664

2006
Flying Assets	$990,067	$158,931	$831,136
Facilities	88,114	39,811	48,303
Equipment	113,224	73,299	39,925

	$1,191,405	$272,041	$919,364

Amortization of property and equipment totalled $63.5 million in fiscal 2007 (2006 — $52.9 million).
9. INVESTMENTS

	2007	2006

Long-term investments, at equity
Luchthaven Den Helder C.V. (2007 – 50%, 2006 – 50%)	$5,072	$3,545
Aero Contractors Company of Nigeria Limited (“ACN”) (2007 - 40%, 2006 - 40%)	1,406	—
Other, at cost	1,000	1,877

	$7,478	$5,422

During fiscal 2006, the Company sold its remaining interest in Canadian Helicopters Limited and its interest in Inversiones Aereas S.L. for a total gain on sale of $37.5 million.
10. INTANGIBLE ASSETS

	2007	2006

Customer contracts and relationships, less accumulated amortization of $0.6 million (2006 - $0.1 million)	$17,121	$212
Other, net of accumulated amortization of $0.4 million (2006 - $0.2 million)	753	428

	$17,874	$640

The intangible assets were acquired as part of the acquisition of BHS during the year ended April 30, 2007 (Note 11(a)) and the acquisitions of Aero Turbine Support Ltd. and Coulson Aero Technologies Ltd. during the year ended April 30, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
11. ACQUISITIONS
(a) BHS – Brazilian Helicopter Services Taxi Aereo Ltda.
On March 8, 2007, following regulatory approval, the Company acquired an equity position in BHS – Brazilian Helicopter Services Taxi Aereo Ltda., subsequently named BHS – Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”). 100% of the voting common shares were acquired through a jointly owned subsidiary BHH – Brazilian Helicopters Holdings S.A. (“BHH”). BHS is one of the largest helicopter operators in the Brazilian offshore sector. This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements of the Company from the date of acquisition. The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows:

Fair value of net assets acquired
Cash	$2,529
Other current assets	5,066
Intangible assets (i)	17,564
Goodwill (ii)	55,794
Property and equipment	1,619
Current liabilities	(4,155)
Due to CHC	(32,830)
Long-term debt	(3,555)
Tax and other liabilities	(41,177)

$855

Purchase price
Consideration	$—
Acquisition costs	855

$855

(i)	The intangible assets consist of customer contracts and related intangibles which are being amortized on a straight line basis over their estimated useful life of seven years.

(ii)	The acquisition resulted in goodwill of $55.8 million, of which $31.1 million has been allocated to Global Operations and $24.7 million has been allocated to Heli-One. The goodwill is not expected to be deductible for tax purposes.
The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.
(b) Heli-Dyne Systems Inc.
On November 30, 2006, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), subsequently named Heli-One USA Inc., a helicopter completion and maintenance centre based in Hurst, Texas. Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics.
This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition date. The net purchase price of $18,000 was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in an excess of the fair value of the net identifiable assets over the cost of the purchase, which is sometimes referred to as negative goodwill. The negative goodwill was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recognized as an extraordinary gain.

12. OTHER ASSETS

	2007	2006

Prepaid pension costs (i)	$99,956	$100,101
Prepaid aircraft rentals (ii)	38,277	21,042
Aircraft operating lease junior loans (iii)	61,517	40,502
Deferred charges, net of accumulated amortization of $2.0 million (April 30, 2006 - $0.7 million) (iv)	9,752	6,245
Deferred financing costs, net of accumulated amortization of $5.9 million (April 30, 2006 – $4.4 million) (v)	7,426	6,769
Loans receivable (vi)	15,868	20,326
Pre-operating expenses (vii)	6,025	3,657
Aircraft deposits (viii)	32,876	70,872
Norway public pension scheme prepayments	4,955	6,324
Restricted cash (ix)	13,669	19,705
Other	615	809

	$290,936	$296,352

(i)	Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years’ benefit pension expense (Note 30).

(ii)	The prepaid aircraft rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms.

(iii)	The aircraft junior loans include junior loans, deferred payments and rebateable advance rentals, which are amounts due from lessors on the financing of 71 aircraft under operating leases as at April 30, 2007. Such loans bear interest at 2.5% to 7.0% (2006 – 2.5% to 7.0%) with principal and accrued interest due at maturity. These loans mature between fiscal 2008 and 2016. As at April 30, 2007, no allowance has been recorded on these loans and accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(iv)	Deferred charges (net of accumulated amortization) at April 30, 2007 include legal and arrangement fees directly related to lease financing activities. These costs are being amortized to aircraft lease costs over the term of the related lease.

(v)	Deferred financing costs (net of accumulated amortization) at April 30, 2007 include $11.1 million (2006 - $10.9 million) in legal, bank and other fees directly related to long-term financing activities net of $3.7 million of debt premium (2006 - $4.0 million) related to the Company’s US dollar denominated senior subordinated notes. These costs are being amortized to financing charges over the term of the related debt obligations, with $1.5 million amortized in fiscal 2007 (2006 - $1.6 million).

(vi)	The loans receivable are non-interest bearing loans with lessors for the financing of 25 aircraft under operating leases as at April 30, 2007. Such loans mature between fiscal 2010 and 2014, at the end of the lease terms. As at April 30, 2007, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(vii)	The pre-operating expenses balance as of April 30, 2007 consists of costs incurred in the start-up phase of new businesses. These costs are being amortized on a straight-line basis over periods not exceeding five years. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the new businesses.

During the fiscal year ended April 30, 2007, the Company expensed $1.5 million (2006 - $2.7 million) related to the amortization of pre-operating expenses.

(viii)	Aircraft deposits are paid to manufacturers to secure deliveries at future dates, as described in Note 26.

(ix)	The restricted cash balance consists of cash that is subject to restrictions that prevent its use for current purposes, primarily cash that the Company’s reinsurance subsidiary must retain to fund its required claims reserves, cash held by the bank for a SARs derivative and deposits held as security for guarantees and bid bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
13. STOCK APPRECIATION RIGHTS, PERFORMANCE UNITS AND LONG-TERM INCENTIVE PLANS
At April 30, 2007 the Company had 623,334 (2006 – 413,333) stock appreciation rights vested and unexercised at reference prices ranging from $2.93 to $24.55 per unit. At the date of exercise, cash payments are made to the holders based on the difference between the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The Company also had an additional 409,358 units that had been granted but not vested at April 30, 2007 (2006 – 366,668) at reference prices ranging from $19.43 to $24.55. These units will vest from fiscal 2008 to 2012. The units granted under the stock appreciation rights plan vest equally over either a three-year or five-year period with one-third or one-fifth vesting, respectively, on each of the anniversary dates.
Stock appreciation rights granted by the Company must be exercised within 10 years of the date of grant. The stock appreciation rights outstanding, both vested and unvested, have expiry dates ranging from fiscal 2011 to 2017.
At April 30, 2007 the Company had 77,412 (2006 – 92,412) performance units vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit. At the date of exercise, cash payments are made to the holders based on the difference between double the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The payments are made based on double the market value of the shares in order to compensate for the April 2005 stock split since all of the performance units outstanding at April 30, 2007 were issued prior to the stock split. The Company had no performance units that had been granted but not vested at April 30, 2007 and 2006.
Performance units granted by the Company must be exercised within 10 years of the date of grant. The performance units that were vested and unexercised at April 30, 2007 have expiry dates ranging from fiscal 2014 to 2015.
During the year ended April 30, 2006 the Company initiated a long-term incentive plan for executives and senior management employees. The plan is designed to reward the participants based upon long-term performance of the Company. Under the plan, executives and senior management are granted performance stock units (“LTIP units”), which are a notional Class A subordinate voting share. These LTIP units have a three-year vesting term after which the holder is entitled to a cash award calculated on the basis of the market value of the Company’s shares at the end of the vesting term adjusted by a performance factor. During fiscal 2007, 131,564 LTIP units were granted (2006 – 140,363). At April 30, 2007, the Company had 271,927 LTIP units (2006 - 140,363) that had been granted and were outstanding, all of which were not vested.
Compensation expense with respect to these plans for the year ended April 30, 2007 was $3.9 million (2006 – $2.8 million, with the inclusion of the associated hedging instrument, in respect of SARs). During the year the Company de-designated the hedging instrument in respect of SARs and therefore the fiscal 2007 compensation expense does not include any amounts in respect of this derivative instrument. At April 30, 2007 the Company’s liability with respect to the stock appreciation rights and performance units was $6.7 million (2006 - $11.4 million), which is recorded in current liabilities. At April 30, 2007 the Company’s liability with respect to LTIP units was $nil (2006 - $1.9 million (Note 16)) based on the April 30, 2007 value of the Company’s shares and management’s best estimate of achieving its required performance factor.

14. DEBT OBLIGATIONS
(a) Long-term debt

	Principal
Interest rates	repayment terms	Maturity dates	2007	2006

Senior credit facilities
Non-revolving credit facilities
GBP LIBOR + margin	Quarterly	December 2009	$8,401	$10,846
Euro LIBOR + margin	Quarterly	December 2009	49,967	65,451
Revolving credit facility
CAD B.A. + margin	At maturity	December 2007	137,000	15,000
US LIBOR + margin	At maturity	December 2007	116,203	44,812
NOK LIBOR + margin	At maturity	December 2007	44,664	—
GBP LIBOR + margin	At maturity	December 2007	7,747	—
Other term loans
12% unsecured, subordinated, convertible note (Note 31(b))	At maturity	January 2008	—	4,695
2.50%	At maturity	December 2010	1,927	1,733
5.75%	At maturity	January 2008	1,157	1,008
8.00%	Monthly	February 2009	26	—
Non-interest bearing	Monthly	December 2010	92	405
Non-interest bearing	At maturity	April 2012	1,949	1,799
Non-interest bearing	Semi-annually	April 2009	192	248
12%	Monthly	March 2009	1,234	—
9.84%	Monthly	December 2010	124	—
Non-interest bearing	Monthly	April 2010	91	—
B.A. CDOR rate + margin	Semi-annually	June 2014	8,138	9,223
B.A. CDOR rate + margin	Semi-annually	April 2018	18,984	20,710

Total long-term debt			397,896	175,930
Less: current portion			(333,728)	(24,948)

			$64,168	$150,982

The applicable variable interest rates were: 30-day GBP LIBOR – 5.57% (2006 – 4.63%), 30-day Euro LIBOR – 3.86% (2006 – 2.67%), 30-day CAD B.A. – 4.36% (2006 – 4.09%), 30-day US LIBOR – 5.32% (2006 – 5.04%), 30-day NOK LIBOR – 4.31% (2006 – 2.78%) and six-month B.A. CDOR – 4.41% (2006 – 4.26%). Margins range from 0.80% to 1.75%.
The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit the extent to which the Company may, among other things, incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. As at April 30, 2007 and 2006 the Company was in compliance with all material covenants and other conditions imposed by its debt and helicopter lease agreements.
During the year ended April 30, 2007 the Company agreed to revisions of its senior credit facilities to increase borrowing availability under them. The senior credit facilities currently consist of a revolving facility of US $250.0 million, a revolving facility of £ 30.0 million, a term facility of € 33.1 million and a term facility of £ 3.8 million.
As at April 30, 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Current portion of debt obligations” on the financial statements, as the facility is due for renewal in December 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
Collateral
As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts.
(b) Senior subordinated notes
The US $400.0 million (2006 - US $400.0 million) ($442.7 million at April 30, 2007; $448.1 million at April 30, 2006) senior subordinated notes bear interest at 7 3/8% per annum (“the 7 3/8% notes”), payable semi-annually on May 1 and November 1, and are due May 1, 2014.
The 7 3/8% notes are unsecured senior subordinated obligations and are subordinated to all of the Company’s existing and future senior indebtedness, including borrowings under the Company’s senior credit facility. The notes will rank equally with the Company’s existing and future senior subordinated indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. Each of the Company’s subsidiaries which guarantees borrowings under the Company’s senior credit facility jointly and severally guarantee the 7 3/8% notes on an unsecured senior subordinated basis. The Company’s subsidiaries incorporated in Norway and Denmark do not guarantee the notes or the senior credit facilities. Each subsidiary guarantee is an unsecured senior subordinated obligation of, and will rank equally with, all of the existing and future senior subordinated obligations of such guarantor. The 7 3/8% notes and the subsidiary guarantees are subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.
The Company may redeem all or a part of the 7 3/8% notes on or prior to May 1, 2009 by paying 100% of the principal amount of the notes plus a make-whole premium. Thereafter, the Company may redeem in whole or in part the 7 3/8% notes at any time at a redemption price ranging from 100% to 103.688% of the principal amount of the senior subordinated notes being redeemed. The Company may also redeem all of the notes at 100% of their principal amount plus accrued interest if at any time the Company becomes obligated to pay withholding taxes on interest payments on the 7 3/8% notes as a result of a change in law. Upon the occurrence of certain change of control events, the Company will be required to make an offer to repurchase all of the notes.
(c) Foreign currency
Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:

	2007			2006
	Debt in		Canadian	Debt in		Canadian
	original currency		equivalent	original currency		equivalent

Euro		€33,183	$50,159		€46,454	$65,700
Pound sterling		£9,570	21,181		£7,537	15,384
US dollar	USD	505,023	558,909	USD	440,000	492,932
Norwegian kroner	NOK	240,000	44,664	NOK	—	—
Brazilian real	BRL	2,661	1,449	BRL	—	—

			$676,362			$574,016

(d) Financing charges

	2007	2006

Interest on debt obligations	$51,798	$43,457
Amortization of deferred financing costs	1,443	1,560
Foreign exchange losses	8,210	6,234
Release of currency translation adjustment (i)	(282)	2,612
Other interest income	(2,873)	(889)

	$58,296	$52,974

(i)	During the year ended April 30, 2007, the Company settled $125.9 million (2006 — $20.0 million) of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries, giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.
(e) Repayment requirements
Principal repayment requirements related to the total debt obligations over the next five years are as follows:

2008	$333,728
2009	26,920
2010	14,605
2011	4,795
2012	4,782
15. RESTRUCTURING COSTS
During the year ended April 30, 2007, the Company reversed $2.3 million of restructuring costs as the liability was determined no longer necessary. During the year ended April 30, 2006, the Company expensed restructuring costs of $16.2 million. Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees.
The following table provides a reconciliation of the Company’s restructuring cost accrual for the years ended April 30:

	2007	2006

Restructuring costs accrued, beginning of year	$5,876	$7,678
Expensed (recovered) during the year — continuing operations	(2,341)	16,150
Expensed during the year — discontinued operations	—	195
Restructuring costs paid during the year	(3,004)	(18,147)

Restructuring costs accrued, end of year	$531	$5,876

16. OTHER LIABILITIES

	2007	2006

Deferred revenue (i)	$9,083	$6,743
Deferred government assistance (ii)	2,716	3,323
Accrued pension obligation (iii)	31,623	34,040
Deferred gains on sale–leasebacks of aircraft (iv)	79,713	60,405
Insurance claims accrual (v)	9,609	13,655
Long-term incentive plan (vi)	—	1,935
Unfavourable contract credits (vii)	1,144	6,722
Lease aircraft return costs (viii)	—	2,141
Other	5,903	3,467

	$139,791	$132,431

(i)	Deferred revenue at April 30, 2007 includes $9.1 million (2006 — $6.8 million) of billings to customers for repair and overhaul services to be performed in future periods under PBH contracts. A significant number of the Company’s repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this PBH revenue is recognized on a monthly basis to reflect ongoing services being provided, with the current balance deferred and included in deferred revenue and the long-term balance deferred in other liabilities to be recognized in earnings when the services are performed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(ii)	The Government of Newfoundland and Labrador has provided CHC Composites Inc. with financial assistance to partially offset construction costs of property and equipment. The assistance for construction costs is not repayable but is subject to specified conditions that, if not met, could result in the conversion of the assistance to fully paid common shares of Composites. However, as these specified conditions have been fully met by Composites as at April 30, 2007, the risk of conversion of the assistance to common shares no longer exists. This assistance is being amortized over the life of the related assets on the same basis as such assets are themselves amortized. At April 30, 2007 government assistance of $2.7 million (April 2006 - $3.3 million) relating to plant and equipment has been deferred to other liabilities.

(iii)	The Company has a supplementary retirement pension plan (“SERP”) in Canada for certain of its executives. This plan had accrued benefit obligations at April 30, 2007 of $17.8 million (2006 - $20.6 million). The Company also has an unfunded early retirement pension plan in Norway. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2007 was $6.7 million (2006 - $5.7 million). Included in the accrued pension obligation at April 30, 2007 was $7.1 million (2006 - $7.7 million) related to funded defined benefit pension plans in the Netherlands that had a funding deficit upon acquisition in fiscal 2004 (Note 30).

(iv)	The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms. The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $29.5 million for fiscal 2007 (2006 - $22.1 million). Deferred gain amortization of $10.2 million (2006 — $8.9 million) was recorded as a reduction of operating lease expense during fiscal 2007. On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

(v)	The insurance claims accrual relates solely to the Company’s reinsurance subsidiary, CHC Reinsurance S.A. The amount represents reinsurance premiums received but unearned, accruals for losses that have been reported but not yet paid and accruals for losses that have been incurred but not yet reported. The reinsurance subsidiary reinsures death and disability benefits and loss of license insurance for the Company’s Norwegian helicopter and repair and overhaul operations and for certain other external parties.

(vi)	See discussion in Note 13.

(vii)	As part of the acquisition of Schreiner in fiscal 2004, the Company valued the long-term contracts of Schreiner and recorded unfavourable contract credits for those contracts for which the return is below market. The unfavourable contract credits are being amortized over the term of the contract, for a maximum of five years. During fiscal 2007 amortization of these unfavourable contract credits of $5.9 million (2006 -$5.7 million) was recorded as a reduction of operating expenses.

(viii)	Lease aircraft return costs are obligations that arise under the terms of the Company’s operating lease agreements, which require that an aircraft be returned with major components in a specified condition. At April 30, 2007 the Company had provided $nil (2006 - $2.1 million) in respect of these obligations.

17. CAPITAL STOCK AND CONTRIBUTED SURPLUS
Capital stock
Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value
Issued:

	Number of Shares		Consideration
	2007	2006	2007	2006

Class A subordinate voting shares	39,858	36,860	$235,346	$223,241
Class B multiple voting shares	5,863	5,861	18,413	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	—	—	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans	—	—	(1,254)	(1,502)

			$252,505	$240,152

Contributed surplus			$5,042	$4,363

Class A subordinate voting shares that would be issued upon conversion of the following:

	2007	2006

Class B multiple voting shares	5,863	5,861
Share options (Note 18)	2,232	3,819
Convertible debt (Note 31(b))	—	1,379

Capital stock transactions

	Class A	Class B
	subordinate	multiple
Number of shares	voting shares	voting shares	Ordinary shares

Balance, April 30, 2005	36,833	5,866	22,000

Shares issued to employees for cash
Share purchase plan	22	—	—
Share conversions	5	(5)	—

Balance, April 30, 2006	36,860	5,861	22,000

Shares issued to employees for cash
Share option plan (Note 18)	1,584	—	—
Share purchase plan	35	2	—
Conversion of debt (Note 31(b))	1,379	—	—

Balance, April 30, 2007	39,858	5,863	22,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

	Class A	Class B
	subordinate	multiple	Contributed
Stated value	voting shares	voting shares	surplus

Balance, April 30, 2005	$222,727	$18,431	$3,291

Shares issued to employees for cash
Share purchase plan	496	—	—
Share conversions	18	(18)	—
Stock based compensation expense	—	—	1,072

Balance, April 30, 2006	223,241	18,413	4,363

Shares issued to employees for cash
Share option plan (Note 18)	5,611	—	—
Share purchase plan	686	—	—
Conversion of debt (Note 31(b))	5,808	—	(951)
Stock based compensation expense (Note 18)	—	—	1,630

Balance, April 30, 2007	$235,346	$18,413	$5,042

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.
The Company has issued 22 million ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 23).
The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $14.5 million as at April 30, 2007. As a result, the employee share purchase loans of $1.3 million on April 30, 2007 (2006 - $1.5 million) are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.
Declaration of dividends is restricted by covenants contained in certain of the Company’s debt agreements. The declaration of dividends during fiscal 2007 at $0.50 (2006 - $0.40) per participating voting share totalling $21.9 million (2006 - $17.1 million) was in compliance with these covenants.
18. SHARE OPTION PLAN
For the year ended April 30, 2007, the Company recorded stock based compensation of $1.6 million (2006 - $1.1 million) in the consolidated statement of earnings and as contributed surplus. The Black Scholes option pricing model was used to estimate the fair value of options granted in fiscal 2007 and 2006 using the following estimates and assumptions:

Expected life	4 years
Expected dividend yield	1.2%
Risk-free interest rate	3.2%
Stock volatility	31%
The weighted average grant-date fair value of options granted in the year is equal to $13.53 (2006 - $12.82).

As at April 30, 2007, 1,116,461 (2006 – 1,909,672) options were outstanding, of which 734,711 options were then exercisable at prices ranging from $4.26 to $49.60 per option and a weighted average exercise price of $27.72 per option. All outstanding options have exercise prices ranging from $4.26 to $53.86 per option and a weighted average exercise price of $35.27 per option (2006 - $23.54). All outstanding options expire between 2008 and 2016, ten years after the date of each respective grant. Each option is convertible into two Class A subordinated voting shares to reflect the April 2005 two-for-one stock split. During fiscal 2007, 792,000 options were exercised into 1,584,000 Class A subordinate voting shares for cash proceeds of $5.6 million.
A summary of recent share option activities is as follows:

2007
	Number of		Number of		Number of		Number of
	options –		options –		options –		options –			Total
	Exercise	Weighted	Exercise	Weighted	Exercise	Weighted	Exercise	Weighted		weighted
	price range	average	price range	average	price range	average	price	average	Total	average
	$4.26–	exercise	$7.35–	exercise	$26.11–	exercise	$49.10 –	exercise	number of	exercise
	$4.30	price	$9.00	price	$30.70	price	$53.86	price	options	price

Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	452	$30.44	502	$49.60	1,909	$23.54
Granted	—	—	—	—	—	—	30	52.25	30	52.25
Forfeited	—	—	—	—	—	—	(16)	(49.60)	(16)	(49.60)
Expired	—	—	—	—	—	—	(15)	(49.60)	(15)	(49.60)
Exercised	(340)	(4.30)	(450)	(9.00)	—	—	(2)	(49.60)	(792)	(7.08)

End of year	145	$4.27	20	$8.18	452	$30.44	499	$49.76	1,116	$35.27

Weighted average contractual life of options outstanding	1.5 years		0.4 years		5.0 years		8.3 years		5.9 years

2006
	Number of		Number of		Number of
	options –		options –		options –		Number of			Total
	Exercise	Weighted	Exercise	Weighted	Exercise	Weighted	options –	Weighted		weighted
	price range	average	price range	average	price range	average	Exercise	average	Total	average
	$4.26 –	exercise	$7.35 –	exercise	$26.11–	exercise	price	exercise	number of	exercise
	$4.30	price	$9.00	price	$30.70	price	$49.60	price	options	price

Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	452	$30.44	—	$—	1,407	$14.25
Granted	—	—	—	—	—	—	510	$49.60	510	$49.60
Forfeited	—	—	—	—	—	—	(8)	(49.60)	(8)	(49.60)

End of year	485	$4.28	470	$8.96	452	$30.44	502	$49.60	1,909	$23.54

Weighted average contractual life of options outstanding	2.5 years		1.4 years		6.0 years		9.2 years		4.8 years

19. SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006

Cash interest paid	$49,074	$39,451
Cash taxes paid	$11,571	$13,550

The adjustment to net earnings related to future income taxes to arrive at cash flow on the statements of cash flows is calculated as the income tax provision adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.
The conversion of the 12%, unsecured, subordinated, convertible note into Class A subordinate voting shares during fiscal 2007 was a non-cash transaction (Note 31(b)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
20. FOREIGN CURRENCY
Foreign currency translation adjustment

	2007	2006

Balance, beginning of year	$(66,262)	$(21,471)
Release of currency translation adjustment (Note 14(d))	$(282)	$2,612
Translation adjustment during year	25,744	(47,403)

Balance, end of year	$(40,800)	$(66,262)

The foreign currency translation adjustment represents the unrealized gain or loss on the Company’s net investment in self-sustaining foreign operations net of the hedging effect. The change in the foreign currency translation adjustment during the year results primarily from fluctuations in the Canadian dollar against other foreign currencies and changes in the size of the Company’s net investment in foreign operations.
Throughout fiscal 2007 and 2006 the Company had designated the full amount of its US $400.0 million ($442.7 million) 7 3/8% senior subordinated notes as the hedged item in a series of hedges of the Company’s net investments in its self-sustaining foreign operations in Canada, Norway, the UK and the Netherlands. The Company had also designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK and the Netherlands, respectively. Included in the foreign currency translation adjustment in shareholders’ equity at April 30, 2007 was a net foreign exchange gain of $0.4 million, net of taxes of $0.1 million (2006 — gain of $57.0 million, net of taxes of $12.4 million) related to the revaluation and repayment of the debt during the period of hedge effectiveness.
The Company reviews the effectiveness of these hedges quarterly by monitoring the relative changes in the amounts of the hedged items relative to the notional amounts of the hedging instruments.
Year-end exchange rates
Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to Canadian dollars at the following rates:

	2007	2006

US dollar	$1.11	$1.12
UK pound sterling	2.21	2.04
Norwegian kroner	0.19	0.18
South African rand	0.16	0.19
Australian dollar	0.92	0.85
Euro	1.51	1.41
Brazilian real	0.54	0.54

Income statement accounts denominated in foreign currencies have been translated at the following year to date annual average exchange rates:

	2007	2006

US dollar	$1.14	$1.19
UK pound sterling	2.17	2.11
Norwegian kroner	0.18	0.18
South African rand	0.16	0.19
Australian dollar	0.88	0.89
Euro	1.47	1.44
Brazilian real	0.53	0.52

21. FINANCIAL INSTRUMENTS
Primary Financial Instruments
The carrying values of the Company’s primary financial instruments, with the exception of the Company’s senior subordinated notes, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	2007		2006
	Fair value	Carrying value	Fair value	Carrying value

7 3/8% Senior subordinated notes	$429,400	$442,680	$454,282	$448,120

Derivative Financial Instruments Used for Risk Management
The Company regularly enters into forward foreign exchange contracts and other derivative instruments to hedge the Company’s exposure to fluctuations in the Company’s net investment in self-sustaining foreign operations, expected future cash flows from foreign operations and anticipated transactions in currencies other than the Canadian dollar. The Company does not enter into derivative transactions for speculative or trading purposes.

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2007 are as follows:

		Notional		Fair market value
Hedging item	Maturity	amount		Gain (loss)

Forward foreign exchange contracts
Sell US dollar; buy Canadian dollar	Various (i)		$118,010	$5,002
Sell pound sterling; buy euro	Various (i)		€30,517	(1,216)
Sell Norwegian kroner; buy pound sterling	May 2007		£12,388	15
Sell Norwegian kroner; buy Australian dollar	May 2007	AUD	28,000	(23)
Sell Norwegian kroner; buy euro	May 2007		€26,893	(43)
Sell Canadian dollar; buy euro	May 2007		€2,740	(21)
Sell Brazilian real; buy US dollar	May 2007	USD	28,000	144
Sell Canadian dollar; buy Norwegian kroner	May 2007	NOK	150,000	(142)
Sell Canadian dollar; buy US dollar	June 2007	USD	150,000	(201)

				$3,515

(i)	With expiration dates through to fiscal 2010.
Throughout the year ended April 30, 2007, the Company continued its designation of its US $400.0 million ($442.7 million) 7 3/8% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and forward foreign exchange contracts are offset in the foreign currency translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.
Credit Risk on Financial Instruments
Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.
Interest Rate Risk
The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2007 without the use of interest rate derivative instruments.
Trade Credit Risk
Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $8.4 million at April 30, 2007 (2006 - $24.5 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
22. INCOME TAXES
The Company’s income tax provision is comprised as follows:

	2007	2006

Current income tax (provision) recovery
Canada	$(3,793)	$(2,800)
Foreign	1,262	6,790

	(2,531)	3,990

Future income tax (provision) recovery
Canada
Recovery related to origination and reversal of temporary differences	5,837	14,646
Foreign
Provision related to origination and reversal of temporary differences	(20,132)	(29,145)

	(14,295)	(14,499)

Income tax provision	$(16,826)	$(10,509)

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income tax provision differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:

	2007	2006

Earnings from continuing operations before income taxes	$57,813	$100,214
Combined Canadian federal and provincial statutory income tax rate	34%	34%

Income tax provision calculated at statutory rate	(19,656)	(34,073)
(Increase) decrease in income tax provision resulting from:
Rate differences in various jurisdictions	12,857	13,515
Effect of change in tax law	(1,285)	(220)
Non-deductible items	(637)	(1,187)
Large corporations tax	—	(470)
Other foreign taxes	(7,761)	(3,471)
Non-taxable portion of capital gains	575	13,617
Non-taxable income	1,857	2,669
Valuation allowance	717	(334)
Other	(3,493)	(555)

Income tax provision	$(16,826)	$(10,509)

During fiscal 2007, legislation was enacted in Canada to reduce the federal corporate income tax rate from 22.12% to 19% in phased reductions over the period 2008 to 2010. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in Canada by $1.2 million.
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:

	2007	2006

Future income tax (liabilities) assets
Property and equipment	$(77,027)	$(99,406)
Long-term investments	(13,547)	(10,261)
Pension and other employee benefits	(14,410)	(9,253)
Deferred capital gains and deferred revenue	(37,615)	(30,699)
Losses carried forward	52,303	41,463
Deferred costs	(1,013)	348
Long-term debt	(42,243)	(19,380)
Current accounts payable and receivable	15,994	11,486
Other	(2,372)	4,232

Total future income tax liabilities	(119,930)	(111,470)
Valuation allowance	(16,208)	(7,383)

Net future income tax liabilities	$(136,138	$(118,853)

Distributed as follows:
Current future income tax assets	$32,169	$26,859
Current future income tax liabilities	(9,813)	(8,852)
Long-term future income tax assets	34,678	39,848
Long-term future income tax liabilities	(193,172)	(176,708)

	$(136,138)	$(118,853)

Tax losses
The Company has accumulated approximately $153.7 million in non-capital losses, of which $72.9 million is available to reduce future Canadian income taxes otherwise payable and $80.8 million is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

2008	$5,067
2009	8,937
2014	2,994
2015	19,328
2026	33,052
2027	4,179
Indefinitely	80,192

$153,749

The Company has also accumulated approximately $45.0 million in capital losses, which carry forward indefinitely and are available to reduce future capital gains realized in Canada.
The Company has provided a valuation allowance in respect of $57.3 million (Canada – $22.6 million; other jurisdictions - $34.7 million) of the non-capital losses. The benefit anticipated from the utilization of the remaining non-capital losses and the full amount of the capital losses has been recorded as a future income tax asset.
23. PER SHARE INFORMATION
Net earnings per share has been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 42,819,468 for the fiscal year ended April 30, 2007 (2006 – 42,708,378).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

2007
						Net earnings
	Net earnings				Weighted	per share
			Extra-		average			Extra-
	Cont.	Disc.	ordinary		number of	Cont.	Disc.	ordinary
	ops.	ops.	item	Total	shares	ops.	ops.	item	Total

	$40,987	$2,167	$810	$43,964	42,819
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	—	—		—	(626)

Basic	$40,987	$2,167	$810	$43,964	42,193	$0.97	$0.05	$0.02	$1.04
Effect of potential dilutive securities:
Share options (Note 18)					1,978
Convertible debt (Note 31(b))	379	—	—	379	1,323
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)					626

Diluted	$41,366	$2,167	$810	$44,343	46,120	$0.90	$0.05	$0.02	$0.97

2006
						Net earnings
	Net earnings				Weighted	per share
			Extra-		average			Extra-
	Cont.	Disc.	ordinary		number of	Cont.	Disc.	ordinary
	ops.	ops.	item	Total	shares	ops.	ops.	item	Total

	$89,705	$1,005	$—	$90,710	42,708
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	—	—		—	(709)

Basic	$89,705	$1,005	$—	$90,710	41,999	$2.14	$0.02	$—	$2.16
Effect of potential dilutive securities:
Share options (Note 18)					2,076
Convertible debt (Note 31(b))	386	—	—	386	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)					709

Diluted	$90,091	$1,005	$—	$91,096	46,163	$1.95	$0.02	$—	$1.97

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases.
At April 30, 2007, there were 160,519 (2006 – nil) potentially dilutive shares that have not been included in the diluted earnings per share calculation for each period presented because their effect is anti-dilutive.
There were 22 million ordinary shares outstanding at April 30, 2007 and at April 30, 2006, all of which are owned by the Company’s controlling shareholder (Note 17). The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.
24. CHANGE IN NON-CASH WORKING CAPITAL

	2007	2006

Receivables	$(50,755)	$(37,285)
Inventory	(39,902)	(29,936)
Prepaid expenses	(30,449)	(6,170)
Payables and accruals	83,907	18,371

	$(37,199)	$(55,020)

25. SEGMENT INFORMATION
The Company operates under the following segments:
•	Global Operations;

•	European Operations;

•	Heli-One; and

•	Corporate and Other.
This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure. The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business. The Company has provided information on segment revenues, segment EBITDAR(ii) and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.
European Operations includes flying operations in the UK, Ireland, Norway, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea, as well as EMS/SAR services throughout Europe.
Global Operations includes flying operations in Australia, Africa, the Middle East, the Americas, Asia, Brazil, and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.
Heli-One includes helicopter repair and overhaul facilities in Norway, Canada, Australia, the US and the UK, providing helicopter repair and overhaul services for the Company’s fleet and for a growing external customer base in Europe, Asia and North America. As well, Heli-One performs composite aerospace component manufacturing.
Corporate and other includes corporate office costs in various jurisdictions.
The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 2).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE
AMOUNTS)

2007
	Global	European		Corporate and	Inter-segment
	operations	operations	Heli-One	other	eliminations	Consolidated

Revenue from external customers	$427,956	$539,921	$180,613	$617	$—		$1,149,107
Add: Inter-segment revenues	1,093	6,634	391,520	1,433	(400,680)		—

Total revenue	429,049	546,555	572,133	2,050	(400,680)		1,149,107
Direct costs(i)	(293,918)	(451,213)	(298,959)	—	219,823		(824,267)
General and administration	—	—	—	(43,388)	—		(43,388)

Segment EBITDAR(ii)	135,131	95,342	273,174	(41,338)	(180,857)		281,452
Aircraft lease and associated costs(i)
- Internal	(92,052)	(89,148)	343	—	180,857		—
- External	(8,928)	(3,959)	(87,560)	—	—		(100,447)

Segment EBITDA(iii)	34,151	2,235	185,957	(41,338)	—		181,005
Amortization	(4,116)	(3,424)	(56,474)	(1,289)	—		(65,303)
Restructuring recovery	—	—	991	1,350	—		2,341
Gain (loss) on disposals of assets	16	(101)	(2,769)	(133)	—		(2,987)

Operating income (loss)	$30,051	$(1,290)	$127,705	$(41,410)	$—		115,056

Financing charges							(58,296)

Earnings from continuing operations before income taxes and undernoted items							56,760
Equity earnings of associated companies and non-controlling interest							1,053
Income tax provision							(16,826)

Net earnings from continuing operations						40,987
Net earnings from discontinued operations (Note 5)							2,167

Net earnings before extraordinary item							43,154
Extraordinary item, net of tax (Note 11(b))							810

Net earnings							$43,964

Segment assets - continuing operations	$271,321	$234,182	$1,460,177	$114,109			$2,079,789
Segment assets - discontinued operations (Note 5)	—	—	—	—			22,430

Total Assets							2,102,219
Segment capital asset expenditures	7,096	3,855	380,397	1,898			393,246
Segment helicopter major inspections	—	—	30,066	—			30,066
Segment goodwill	30,686	—	24,590	—			55,276

2006(iv)
	Global	European		Corporate and	Inter-segment
	operations	operations	Heli-One	other	eliminations	Consolidated

Revenue from external customers	$330,877	$520,367	$145,668	$175	$—	$997,087
Add: Inter-segment revenues	350	12,773	355,013	58	(368,194)	—

Total revenue	331,227	533,140	500,681	233	(368,194)	997,087
Direct costs(i)	(240,305)	(425,659)	(271,206)	—	214,145	(723,025)
General and administration	—	—	—	(27,895)	—	(27,895)

Segment EBITDAR(ii)	90,922	107,481	229,475	(27,662)	(154,049)	246,167
Aircraft lease and associated costs(i)
- Internal	(76,447)	(74,408)	(3,194)	—	154,049	—
- External	(6,769)	(1,216)	(57,491)	—	—	(65,476)

Segment EBITDA(iii)	7,706	31,857	168,790	(27,662)	—	180,691
Amortization	(4,113)	(5,946)	(44,363)	(1,048)	—	(55,470)
Restructuring costs	(975)	(1,597)	(7,445)	(6,133)	—	(16,150)
Gain (loss) on disposals of assets	295	407	(685)	(22)	—	(5)

Operating income (loss)	$2,913	$24,721	$116,297	$(34,865)	$—	109,066

Financing charges						(52,974)

Earnings from continuing operations before income taxes and undernoted items						56,092
Gain on sale of long-term investments						37,558
Equity earnings of associated companies and non-controlling interest						6,564
Income tax provision						(10,509)

Net earnings from continuing operations						89,705

Net earnings from discontinued operations (Note 5)						1,005

Net earnings						$90,710

Segment assets - continuing operations	$167,268	$235,158	$1,095,048	$167,286		$1,664,760
Segment assets - discontinued operations (Note 5)	—	—	—	—		21,322

Total Assets						1,686,082
Segment capital asset expenditures	4,477	2,281	273,485	458		280,701
Segment helicopter major inspections	—	—	23,612	—		23,612
Segment goodwill	—	—	1,224	—		1,224

(i)	Direct costs in the segment information presented excludes aircraft lease and associated costs. In the consolidated income statement these costs are combined.

(ii)	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.

(iii)	Segment EBITDA is defined as operating income before amortization, restructuring costs, and gain (loss) on disposals of assets.

(iv)	Comparative information has been reclassified to reflect the classification of Survival-One in discontinued operations as described in Note 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
Geographic information

	Revenues (i)		Property and equipment(ii)		Goodwill
	2007	2006	2007	2006	2007	2006

Canada	$48,214	$32,909	$104,699	$87,912	$55,276	$1,224
United Kingdom	248,752	209,355	140,804	71,230	—	—
Norway	202,020	206,693	273,042	341,683	—	—
Africa	189,895	150,110	189,500	140,875	—	—
Australia	74,641	64,536	84,864	73,349	—	—
Denmark	29,095	28,144	25,668	25,452	—	—
The Netherlands	72,133	67,160	63,165	32,338	—	—
Other Asian countries	68,096	52,661	125,870	79,419	—	—
Other European countries	120,884	107,964	11,894	36,144	—	—
Other countries	95,377	77,555	73,158	30,962	—	—

Consolidated total	$1,149,107	$997,087	$1,092,664	$919,364	$55,276	$1,224

(i)	Revenues are attributed to countries based on the location of the customer for repair and overhaul services and the location of service for flying revenue.

(ii)	Property and equipment is attributed to countries based on the physical location of the asset at the fiscal year-end.
The Company provides services across different geographic areas to many customers. Approximately 70% (2006 – 70%) of the Company’s revenues in fiscal 2007 were derived from customers involved in oil and gas production and exploration. In fiscal 2007 and 2006 no single customer represented greater than 10% of revenue.
26. COMMITMENTS
The Company had entered into aircraft operating leases with 27 lessors in respect of 111 aircraft included in the Company’s fleet at April 30, 2007. At inception the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2007 these leases had expiry dates ranging from fiscal 2008 to 2016. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitments to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company either performs this work internally through its own repair and overhaul facilities or has the work performed by an external repair and overhaul service provider.
At April 30, 2007, the Company also had commitments with respect to operating leases for buildings, land and equipment. During the year ended April 30, 2007 the Company incurred aircraft operating lease and related costs of $100.4 million (2006 — $65.5 million) and other operating lease costs of $6.7 million (2006 — $6.4 million). The Company accounts for lease expense on a straight-line basis. The minimum lease rentals required under such leases were $600.9 million as at April 30, 2007 and are payable in the following amounts over the following fiscal years:

		Building, land
	Aircraft	and equipment	Total
	operating leases	operating leases	operating leases

2008	$103,438	$5,706	$109,144
2009	96,628	4,844	101,472
2010	90,922	4,141	95,063
2011	82,579	3,807	86,386
2012	69,085	3,692	72,777
and thereafter	113,659	22,416	136,075

	$556,311	$44,606	$600,917

As at April 30, 2007, the Company had ordered and made deposits (Note 12) for a number of aircraft. At April 30, 2007, the Company had committed to purchase 34 heavy and 37 medium aircraft. Total capital committed to these purchases is approximately $837.1 million (US $756.4 million). These aircraft are expected to be delivered in fiscal 2008 and beyond and will be deployed in the Company’s European Operations and Global Operations.
Depending on market conditions, the Company intends to obtain the use of these aircraft through operating leases.

27. VARIABLE INTEREST ENTITIES
At April 30, 2007 the Company operated 16 aircraft (2006 – 19 aircraft) under operating leases with four entities that would be considered variable interest entities (“VIEs”) under Canadian and US GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2014. The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.
Based on appraisals by independent helicopter valuation companies as at April 30, 2007, the unaudited estimated fair market value of the aircraft leased from VIEs is $94.3 million (2006 - $134.1 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $14.4 million (2006 - $17.7 million).
28. GUARANTEES
The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.
The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between fiscal 2008 and 2015. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, rebateable advance rentals and deferred payments is approximately $86.4 million (2006 - $60.8 million). The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.
The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts. Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer. Under either scenario, the Company has recourse against the aircraft manufacturer. Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees. The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at April 30, 2007 was approximately $179.5 million (April 30, 2006 - $nil). The Company does not anticipate incurring any liability or loss with respect to these guarantees.
29. CONTINGENCIES
(a) Contingent liabilities
Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents. It is management’s opinion that damages for which the Company may become responsible, if any, will be covered by the Company’s insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
(b) General tax contingencies
The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could materially increase or decrease the Company’s results of operations.
30. EMPLOYEE PENSION PLANS
The Company maintains defined contribution employee pension plans in Canada, the US, the UK, the Netherlands, Ireland, Denmark, Australia and South Africa for approximately 57% of the Company’s active employees and certain former employees. The Company’s contributions to the defined contribution plans are based upon percentages of gross salaries. The Company’s contributions to the defined contribution plans expensed during fiscal 2007 were approximately $8.4 million (2006 - $5.9 million). The increase in expense over the prior year is mainly related to a new plan for Global Operations non-resident crew and an increase in the number of employees worldwide.
The Company also maintains both funded and unfunded and both flat-benefit and final-pay defined benefit pension plans in Canada, the UK, Norway and the Netherlands for approximately 33% of the Company’s active employees. Funded plans require the Company to make cash contributions to the plans in order that there will be sufficient assets to discharge the plans’ benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plans by the Company. Rather, the Company pays the benefit obligations directly as they are due.
For the defined benefit pension plan in the UK the investment policy requires that the plan assets held under this plan be invested as follows:

Category	Percentage maximum

UK equities	42% to 48%
Overseas equities	27% to 33%
UK bonds	22% to 28%

The assets held in the Norwegian plans are to be diversified as follows:

Category	Percentage maximum

Norwegian equities	15%
International equities	35%
Total equities (i)	35%
Norwegian bonds	70%
High yield bonds (i)	25%
Emerging markets bonds (i)	25%
Global government bonds	25%
Total bonds	100%
Money market	100%
Property funds	15%
Hedge funds (i)	10%
Private equity funds (i)	10%

(i)	The total of equities, emerging markets bonds, high yield bonds, hedge funds and private equity funds can be maximum 60% of total assets.
For the assets held in the plan in the Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.
While the asset mix varies in each plan, overall the asset mix of all the defined benefit plans at April 30, 2007 was 48% equities, 37% fixed income and 15% money market.

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations.
For the UK plan it is expected that the rate of return on the plan assets will be between 4% and 5% in excess of price inflation for equities and 2% in excess of price inflation for bonds. For the plans in Norway and the Netherlands the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.
The Company retains actuaries to measure the assets, accrued benefit obligations and funding requirements of each defined benefit plan at April 30 on an annual basis.
During the year ended April 30, 2007, a plan amendment resulted in a $2.3 million increase in the benefit obligation of the Norwegian plan. This amendment arose as a result of legislation in Norway that requires certain variable pay amounts to be included in pensionable earnings.
The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2007 and 2006 are as follows:

	2007	2006

Change in benefit obligations
Benefit obligations, beginning of year	$599,161	$620,398
Current service cost	21,455	19,328
Interest cost	30,804	28,702
Amendments	2,269	(354)
Net actuarial and experience (gains) losses	(3,207)	18,450
Past service obligation	983	—
Benefits paid	(22,261)	(15,726)
Foreign exchange	31,311	(71,637)

Benefit obligations, end of year	$660,515	$599,161

Change in plan assets
Fair value of plan assets, beginning of year	$525,010	$490,501
Actual return on plan assets	29,709	75,408
Employer contributions	18,612	30,775
Participant contributions	2,884	2,638
Benefits paid	(20,402)	(14,977)
Foreign exchange	27,563	(59,335)

Fair value of plan assets, end of year	$583,376	$525,010

Funded status	$(77,139)	$(74,151)
Unrecognized net actuarial and experience losses	138,367	134,467
Unrecognized prior service costs	1,146	(149)
Unrecognized transition amounts	655	715
Pension guarantee deposits	5,304	5,179

Total recognized net pension asset	$68,333	$66,061

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
The tables below detail as at April 30, 2007 by funded and unfunded plans, the funded status and net amount recognized on the Company’s balance sheet as prepaid pension costs reported in other assets of $100.0 million (Note 12) (2006 - $100.1 million) and accrued benefit obligations included in other liabilities of $31.6 million (Note 16) (2006 - $34.0 million).

2007
	Funded plans		SERP &		Other assets	Other liabilities
	Surplus	Deficit	Unfunded Plans	Total	(Note 12)	(Note 16)

Benefit obligations	$210,442	$384,812	$65,261	$660,515	$527,318	$133,197
Fair value of plan assets	232,383	339,320	11,673	583,376	508,988	74,388

Funded status	21,941	(45,492)	(53,588)	(77,139)	(18,330)	(58,809)
Unrecognized net actuarial and experience losses	36,201	79,574	22,592	138,367	111,286	27,081
Unrecognized prior service costs	1,696	(6,338)	5,788	1,146	1,696	(550)
Unrecognized transition amounts	—	—	655	655	—	655
Pension guarantee deposits	4,508	796	—	5,304	5,304	—

	$64,346	$28,540	$(24,553)	$68,333	$99,956	$(31,623)

2006
	Funded plans		SERP &		Other assets	Other liabilities
	Surplus	Deficit	Unfunded Plans	Total	(Note 12)	(Note 16)

Benefit obligations	$195,556	$351,679	$51,926	$599,161	$486,569	$112,592
Fair value of plan assets	223,018	296,264	5,728	525,010	459,442	65,568

Funded status	27,462	(55,415)	(46,198)	(74,151)	(27,127)	(47,024)
Unrecognized net actuarial and experience losses	33,219	87,437	13,811	134,467	120,923	13,544
Unrecognized prior service costs	1,126	(6,701)	5,426	(149)	1,126	(1,275)
Unrecognized transition amounts	—	—	715	715	—	715
Pension guarantee deposits	4,402	777	—	5,179	5,179	—

	$66,209	$26,098	$(26,246)	$66,061	$100,101	$(34,040)

The significant weighted average actuarial assumptions adopted in measuring the Company’s defined benefit pension plan obligations as at April 30 are as follows:

	2007	2006

Discount rate	5.32%	4.94%
Rate of compensation increase	3.80%	3.50%

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense during the year are as follows:

	2007	2006

Discount rate	5.35%	5.08%
Expected long-term rate of return on plan assets	6.69%	6.66%

The Company’s net defined benefit pension plan expense is as follows:

	2007	2006

Current service cost	$21,455	$19,328
Interest cost	30,804	28,702
Actual return on plan assets	(29,709)	(75,408)
Excess (deficit) of actual return over expected return	(6,583)	47,769
Amortization of net actuarial and experience losses	6,999	10,114
Amortization of prior service costs	751	(1)
Amortization of transition amounts	60	48
Participant contributions	(2,884)	(2,638)

Net defined benefit pension plan expense	$20,893	$27,914

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter, are as follows:

2008	$20,349
2009	21,446
2010	23,140
2011	24,257
2012	25,414
2013-2017	145,105

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2008 as required by funding regulations and law are $23.9 million.
31. RELATED PARTY TRANSACTIONS
(a)	In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence by the Company (most significantly ACN) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2007	2006

Revenues from ACN	$90,256	$70,738
Direct costs	432	446
Inventory additions	—	10,679
Capital asset additions	—	5,692
Net amounts receivable and payable in respect of such revenues, expenses and additions	25,351	21,878

(b)	During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan was subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 14). The loan was convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.6 million (2006 - $0.6 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2007.

During the year ended April 30, 2007, the entire principal balance of the loan was converted to Class A subordinate voting shares. As a result, 1,379,310 Class A shares were issued and the loan and related interest ceased on the conversion date. At the date of conversion, the loan had a carrying value of approximately $4.9 million that was recorded as capital stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
32. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA
The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from US GAAP. The effects of significant differences are described below.
(a) Consolidated statements of earnings and comprehensive earnings

	2007	2006

Net earnings according to Canadian GAAP	$43,964	$90,710
Pre-operating expenses (i)	(2,369)	3,261
Tax impact of pre-operating expenses (ix)	684	(1,065)
Unrealized gain (loss) on ineffective hedges (ii)	(9,765)	43,803
Tax impact of unrealized gain (loss) on ineffective hedges (ix)	1,738	(7,256)
Amortization of guarantees recognized (iii)	(2,002)	(1,365)
Tax impact of amortization of guarantees recognized (ix)	602	533
Proportionate foreign currency translation (“CTA”) (gain) loss due to partial reduction in subsidiary net investments (iv)	(282)	2,612
Tax impact of CTA (gain) loss (ix)	96	(891)
Other, net of tax	243	277

Net earnings according to US GAAP	32,909	130,619
Other comprehensive earnings
Foreign currency translation (v)	42,059	(79,713)
Minimum pension liability (vi)	14,989	23,702
Tax impact of minimum pension liability (ix)	(4,580)	(7,242)
Foreign currency cash flow hedges (vii)
Unrealized holding gains arising during the period	252	8,166
Less: reclassification adjustment for gains included in net earnings	(3,480)	(3,857)
Tax impact on foreign currency cash flow hedges (ix)	1,180	(1,575)
Unrealized gains on securities (viii)
Unrealized holding gains arising during the period	—	2,319
Less: reclassification adjustment for gains included in net earnings	—	(4,007)
Tax impact on unrealized gains on securities (ix)	—	301

Comprehensive earnings according to US GAAP	$83,329	$68,713

Net earnings per share according to US GAAP
Basic	$0.78	$3.11
Diluted	$0.72	$2.84

(b) Consolidated balance sheets

	2007		2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Current future income tax assets (ii)	$32,169	$30,958	$26,859	$25,648
Other current assets (iii)	552,675	554,677	378,908	379,985
Property and equipment, net (x)	1,092,664	1,273,566	919,364	920,613
Long-term future income tax assets (i,iii,iv,vi)	34,678	70,242	39,848	53,783
Other assets (i,iii,vi,viii)	390,033	370,042	321,103	307,520

	$2,102,219	$2,299,485	$1,686,082	$1,687,549

Current future income tax liabilities (ii,vii)	$9,813	$10,561	$8,852	$10,177
Other current liabilities (vii,x)	698,415	876,081	274,805	271,437
Long-term debt	64,168	64,168	150,982	151,287
Senior subordinated notes	442,680	442,680	448,120	448,120
Other liabilities (ii,iii,vi,vii)	142,691	267,984	135,881	193,759
Long-term future income tax liabilities (ii,vi,vii,viii)	193,172	182,848	176,708	170,331
Shareholders’ equity
Class A subordinate voting shares	235,346	234,538	223,241	223,241
Class A subordinate voting employee share purchase loans	(1,254)	(1,254)	(1,502)	(1,502)
Class B multiple voting shares	18,413	18,413	18,413	18,413
Contributed surplus	5,042	5,042	4,363	3,412
Foreign currency translation adjustment (ii,iv,v)	(40,800)	—	(66,262)	—
Accumulated other comprehensive loss (v,vi,vii,viii)	—	(147,486)	—	(136,039)
Retained earnings (i,ii,iii,iv)	334,533	345,910	312,481	334,913

	$2,102,219	$2,299,485	$1,686,082	$1,687,549

(i)	Pre-operating expenses

Under Canadian GAAP, pre-operating expenses related to the operations of new businesses in the period prior to the new business being capable of consistently providing its intended product and/or service are deferred and amortized over the expected period of benefit, not exceeding five years. Under US GAAP, these pre-operating expenses are charged to earnings as incurred.
(ii)	Unrealized gain (loss) on ineffective hedges

Certain hedging transactions that qualify for deferral under Canadian GAAP do not meet the deferral criterion under US GAAP and are required to be recognized in earnings. Under US GAAP, derivatives are required to be recorded on the balance sheet at fair value with the changes in fair value recognized in earnings.
(iii)	Amortization of guarantees recognized

Under US GAAP, the provisions of Financial Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (“FIN 45”), requires the Company to recognize a liability for the fair value of the obligation undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases, regardless of whether or not the liability is probable, and a corresponding prepaid rent asset. As at April 30, 2007, this liability was equal to $17.9 million (2006 - $12.1 million). The corresponding prepaid rent assets related to operating lease asset value guarantees are being amortized on a straight-line basis over the lease term of the specific lease to which they relate. The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee.
(iv)	Proportionate foreign currency translation loss due to partial reduction in subsidiary net investment

Under Canadian GAAP, a proportionate amount of CTA is recognized in earnings when a net investment is partially sold or reduced. Under US GAAP, CTA is only released when a net investment is substantially or completely liquidated.
(v)	Foreign currency translation

Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders’ equity until realized. Under US GAAP, the related translation adjustments are included in other comprehensive earnings. Under US GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company’s net investments is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders’ equity until realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
(vi)	Minimum pension liability

Under US GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost. Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings net of income taxes as a minimum pension liability adjustment.

Under US GAAP, the Company is required to recognize the funded status of its defined benefit pension and other post-retirement benefit plans on the balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax as prescribed by FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment to FASB Statements No. 87, 88, 106, and 132(R) (“Statement 158”).

The incremental effects of adopting the provisions of Statement 158 on the Company’s balance sheet at April 30, 2007 are presented below:

	Prior to Adopting	Effect of Adopting
	Statement 158[1]	Statement 158	As Reported

Other assets	$5,788	$(3,940)	$1,848
Other liabilities	58,185	83,832	142,017
Future income taxes	16,009	25,905	41,914
Accumulated other comprehensive loss	46,797	61,867	108,664

[1]	Includes the effect of recognizing an additional minimum pension liability (reduction of $10.4 million and $16.5 million, net of tax for fiscal 2007 and fiscal 2006, respectively) included in other comprehensive earnings had the Company not been required to adopt Statement 158 at April 30, 2007.
The adoption of Statement 158 had no effect on the Company’s consolidated statement of earnings for the year ended April 30, 2007, or for any prior period presented, and it will not affect the Company’s earnings in future periods, but will affect comprehensive earnings in future periods.

(vii)	Foreign currency cash flow hedges

Under US GAAP, changes in the fair value of foreign currency contracts qualifying as effective cash flow hedges are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as the hedged transactions occur.

(viii)	Unrealized gains on securities

Under US GAAP, unrealized holding gains and losses on available-for-sale securities are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as they are realized.

(ix)	Income taxes

The computation of income taxes related to the adjustments above are based on the nature of the adjustment and the jurisdiction in which the adjustment originated. The Company operates in various jurisdictions which are subject to local tax legislation, resulting in varying effective tax rates for each reconciling item. The following statutory income tax rates by jurisdiction were used to compute the tax impact of each adjustment in the years ended April 30:

	2007	2006

Canada	34.12%	34.12%
United Kingdom	30.00%	30.00%
Norway	28.00%	28.00%
The Netherlands	29.60%	30.50%
Australia	30.00%	30.00%
Barbados	2.46%	2.04%
(x)	Assets under construction

Under US GAAP, the Company is required to record assets under construction as prescribed by EITF 97-10, The Effect of Lessee Involvement in Asset Construction. These amounts relate to aircraft purchase agreements which were novated to certain lessors. Assets under construction and the corresponding obligation relating to assets under construction totalled $179.4 million at April 30, 2007 (2006 - $nil). Once the aircraft are delivered under these agreements, a sale-leaseback transaction will occur as the Company will enter into operating leases with lessors. This will result in the removal of assets under construction and the corresponding liability at that time.

(c) Consolidated statements of cash flows
Under Canadian GAAP, the presentation of a subtotal of the amount of cash provided by operating activities before the change in non-cash working capital in the statement of cash flows is permitted. Under US GAAP, such presentation is not permitted.
(d) Consolidated statements of changes in shareholders’ equity

	2007	2006

Capital Stock
Balance, beginning of year	$240,152	$239,469
Shares issued to employees for cash
Share option plan	5,611	—
Share purchase plan	686	496
Debt conversion	5,000	—
Change in employee share purchase loans	248	187

Balance, end of year	251,697	240,152

Contributed Surplus
Balance, beginning of year	3,412	2,340
Stock based compensation expense	1,630	1,072

Balance, end of year	5,042	3,412

Retained Earnings
Balance, beginning of year	334,913	221,377
Net income	32,909	130,619
Dividends	(21,912)	(17,083)

Balance, end of year	345,910	334,913

Accumulated Other Comprehensive Loss, Net of Tax
Balance, beginning of year	(136,039)	(74,133)
Foreign currency translation adjustment	42,059	(79,713)
Minimum pension liability	10,409	16,460
Unrealized gains on foreign currency cash flow hedges	(2,048)	2,734
Unrealized gains on securities	—	(1,387)
FAS 158 cumulative adjustment	(61,867)	—

Balance, end of year	$(147,486)	$(136,039)

Shareholders’ equity, end of year	$455,163	$442,438

(e) Other supplemental disclosures

	2007	2006

Payables – trade	$238,641	$138,800
Accruals	85,468	71,965
Interest accrual	16,803	16,881

Total payables and accruals	$340,912	$227,646

New Accounting Standards
(i) Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2008, and interim periods within that fiscal year. The Company is currently evaluating the implications of this Statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)
(ii) Uncertainty in Income Taxes
In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 requires a two-step approach when evaluating a tax position. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained. The second step is to measure the appropriate amount of tax benefit to recognize, which will be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The tax position should be derecognized in the first period in which it is no longer more-likely-than-not that the tax position will be sustained upon examination. FIN 48 is effective for the Company’s fiscal year beginning May 1, 2007. The Company is currently evaluating the implications of this Statement.
(iii) Quantifying Misstatements in the Financial Statements
In September 2006, the SEC Staff issued Staff Accounting Bulletin 108, Quantifying Misstatements in the Financial Statements (“SAB 108”). SAB 108 requires that misstatements identified in the current year as a result of prior year misstatements be quantified and evaluated using a dual approach which includes an income statement and balance sheet assessment of any misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The implementation of SAB 108 did not have a material impact on the Company’s consolidated financial statements.
33. SUBSEQUENT EVENT
Sale of Survival-One
Subsequent to the year ended April 30, 2007, the Company announced the completion of the sale of Survival-One, the Company’s Aberdeen based, non-core operating unit engaged in the manufacture, repair and distribution of cold-water survival suits and other safety equipment for gross proceeds of approximately $37 million. A gain on sale of approximately $18 million will be recorded in the first quarter of fiscal 2008, subject to any post-closing adjustments.

FIVE-YEAR HIGHLIGHTS

(in thousands of Canadian dollars, except
per share amounts)	2007	2006(ii)	2005(ii)	2004	2003

Operating Summary
Revenue	$1,149,107	$997,087	$954,242	$771,456	$762,878
Operating income	115,056	109,066	108,520	88,134	110,073
Net earnings from continuing operations	40,987	89,705	46,929	52,222	66,492
Net earnings (loss) from discontinued operations	2,167	1,005	9,590	(321)	—
Net earnings	43,964	90,710	56,519	51,901	66,492
Financial position
Working capital (i)	$210,344	$147,058	$110,203	$127,698	$131,597
Property and equipment	1,092,664	919,364	933,819	872,731	649,133
Total assets	2,102,219	1,686,082	1,686,700	1,527,619	1,106,729
Total debt	840,576	624,050	624,479	514,026	321,268
Shareholders’ equity	551,280	490,734	460,148	419,254	380,440

Per share
Average number of voting shares outstanding	42,819,468	42,708,378	42,673,079	42,121,906	41,456,032
Basic
Net earnings from continuing operations	$0.97	$2.14	$1.12	$1.26	$1.60
Net earnings (loss) from discontinued operations	0.05	0.02	0.23	(0.01)	—
Extraordinary item	0.02	—	—	—	—
Net earnings	1.04	2.16	1.35	1.25	1.60
Diluted
Net earnings from continuing operations	$0.90	$1.95	$1.03	$1.16	$1.48
Net earnings (loss) from discontinued operations	0.05	0.02	0.20	(0.01)	—
Extraordinary item	0.02	—	—	—	—
Net earnings	0.97	1.97	1.23	1.15	1.48
Dividends declared	0.50	0.40	0.30	0.25	0.10

Other
Number of aircraft	255	233	215	206	159
Number of employees	3,817	3,166	3,089	3,069	2,473

(i)	Working capital consists of current assets less current liabilities, excluding the current portion of debt obligations.

(ii)	Certain prior year amounts have been reclassified to conform to the current year’s presentation. The most significant changes are as a result of the classification of Survival-One Limited to discontinued operations as outlined in Note 2 to the fiscal 2007 audited consolidated financial statements.

INVESTOR INFORMATION
The Company’s Class A subordinate voting shares and Class B multiple voting shares are listed on the Toronto Stock Exchange under the symbols FLY.A and FLY.B. The Class A subordinate voting shares are also traded on the New York Stock Exchange under the symbol FLI. The following tables set forth the reported high, low and closing share prices, as well as volumes of the shares traded for fiscal 2007.
TORONTO STOCK EXCHANGE

	High	Low	Close	Volume

Class A subordinate voting shares (FLY.A)
Q1	$28.50	$23.65	$24.90	7,662,870
Q2	26.10	21.06	25.13	5,945,693
Q3	26.69	22.63	24.94	5,743,981
Q4	25.45	21.86	23.15	8,442,500

Class B multiple voting shares (FLY.B)
Q1	$28.30	$24.88	$24.88	6,750
Q2	26.99	21.78	26.00	8,336
Q3	26.00	24.30	25.60	13,117
Q4	25.60	23.00	23.00	5,940

NEW YORK STOCK EXCHANGE

(in US dollars)	High	Low	Close	Volume

Class A subordinate voting shares (FLI)
Q1	$25.60	$21.25	$22.17	757,300
Q2	23.25	18.66	22.35	1,024,500
Q3	23.37	19.25	21.19	874,000
Q4	21.60	18.65	21.02	787,981

TRANSFER AGENT AND REGISTRAR (TRUSTEE FOR SUBORDINATED DEBENTURES)
CIBC Mellon Trust Company
St. John’s, Halifax, Montreal, Toronto, Winnipeg, Calgary, Vancouver
Telephone: 416-643-5000
ANNUAL MEETING
The Annual Meeting of the Shareholders of CHC Helicopter Corporation will be held on:
Wednesday, September 12, 2007 at 5:00 pm (EDT)
At the Marriott Downtown Eaton Centre Hotel
Toronto, Ontario

CORPORATE INFORMATION
REGISTERED OFFICE
34 Harvey Road, 5th Floor
St. John’s, Newfoundland and Labrador
Canada A1C 5V5
HEAD OFFICE
4740 Agar Drive
Richmond, British Columbia
Canada V7B 1A3
Telephone: 604-276-7500
Fax: 604-232-8341
E-mail: investorinfo@chc.ca
Website: www.chc.ca
AUDITOR
Ernst & Young LLP
Chartered Accountants
Vancouver, British Columbia
Canada
PRIMARY BANKER
Bank of Nova Scotia
Halifax, Nova Scotia
Canada
BOARD OF DIRECTORS
Mark Dobbin
Chairman
CHC Helicopter Corporation
St. John’s, Newfoundland and Labrador
Sylvain A. Allard, MBA
President & Chief Executive Officer
CHC Helicopter Corporation
Surrey, British Columbia
William W. Stinson (2)
Corporate Director
Toronto, Ontario
Sir Bob Reid (2)*
Lead Director
London, England
Jack M. Mintz, Ph.D. (1)*
Professor
University of Toronto
Toronto, Ontario
Craig C. Dobbin (3)
Corporate Director
St. John’s, Newfoundland and Labrador
John J. Kelly, B.E., Ph.D. (3)*
Corporate Director
Dublin, Ireland
George N. Gillett Jr. (2)
Chairman
Booth Creek Management Corporation
Vail, Colorado
Don Carty, OC (1)
Vice-Chairman & Chief Financial Officer
Dell Inc.
Dallas, Texas
Guylaine Saucier, CM, FCA (1), (3)
Corporate Director
Montreal, Quebec
OFFICERS
Mark Dobbin
Chairman
Sylvain A. Allard, MBA
President & Chief Executive Officer
Rick Davis, CA
Senior Vice-President & Chief Financial Officer
Martin Lockyer, LLB
Vice-President, Legal Services and Corporate Secretary
Rick O. Green, CGA
Vice-President & Chief Information Officer
G. Blake Fizzard, CA
Vice-President, Financial Structuring
Annette Cusworth, CA
Vice-President, Financial Services
Nancy Montgomery, CA
Vice-President, Internal Audit
John Hanbury, CMA
Corporate Treasurer
OPERATIONS MANAGEMENT
Christine Baird
President, CHC Global Operations
Neil Calvert
President, Heli-One
Keith Mullet, CA
Managing Director, CHC European Operations
(1) Member of Audit Committee
(2) Member of Corporate Governance, Compensation and Nominating Committee
(3) Member of Pension Committee
* Committee Chair
GLOBAL HEADQUARTERS
CHC Helicopter Corporation
4740 Agar Drive
Richmond, BC V7B 1A3
Canada
604-276-7500
CHC EUROPEAN OPERATIONS
CHC House, Howe Moss Drive
Kirkhill Industrial Estate, Dyce
Aberdeen AB21 7BZ
Scotland
+44 1224 846000
HELI-ONE
4740 Agar Drive
Richmond, BC V7B 1A3
Canada
604-276-7500
CHC GLOBAL OPERATIONS
4740 Agar Drive
Richmond, BC V7B 1A3
Canada
604-276-7500